EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
by and among
8x8, Inc.
a Delaware corporation,
EAGLE MERGER SUB, LLC
a Delaware limited liability company,
Fuze, Inc.
a Delaware corporation,
and
SHAREHOLDER REPRESENTATIVE SERVICES LLC
as the Seller Agent
___________________________
Dated as of November 30, 2021
___________________________

(cont’d)
Page

    -ii-

(cont’d)
Page

    -iii-

(cont’d)
Page

    -iv-

(cont’d)
Page

    -v-

(cont’d)
Page

9.9 Remedies Cumulative; Specific Performance	98
9.10 Venue; Submission to Jurisdiction; Consent to Service of Process	98
9.11 Rules of Construction	99
9.12 Governing Law	99
9.13 Waiver of Jury Trial	99

    -vi-

Exhibits
Exhibit A    Definitions
Exhibit B    Form of Board Resolutions
Exhibit C    Form of Accredited Investor Questionnaire
Exhibit D    Form of Registration Rights Agreement
Exhibit E    Form of Certificate of Merger
Exhibit F    Form of Warrant Waiver
Exhibit G    Form of Director and Officer Resignation Letter
Exhibit H    Form of Parachute Payment Waiver
Exhibit I    Form of Stockholder Letter of Transmittal
Exhibit J    Form of Warrantholder Letter of Transmittal
Exhibit K    Form of Stockholder Written Consent
Exhibit L    Working Capital Adjustment Illustration
Exhibit M    Management Carveout Recipients

Schedules

Company Disclosure Letter
Parent Disclosure Letter
Schedule 1.3(b)(viii) – Consents, Notices, Terminations, Amendments
Schedule 1.3(b)(xv) – IP Assignments
Schedule 4.2 – Exceptions to Restrictions on Conduct of the Business of the Company
Schedule 4.3 – Exceptions to Notice Requirements
Schedule 5.11 – Designated Employee Plans
Schedule 5.14(i) – Sales and Use Tax Matters
Schedule 5.15 – Closing Indebtedness
Schedule 5.21 – Remaining Contractual Obligations
Schedule 5.22 – Employee Releases
Schedule 6.1(b) – Governmental Approvals
Schedule 8.1(a)(iii) – Pre-Closing Taxes

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of November 30, 2021 (the “Agreement Date”), by and among 8x8, Inc., a Delaware corporation (“Parent”), Eagle Merger Sub, LLC, a Delaware limited liability company and a direct wholly-owned Subsidiary of Parent (“Merger Sub”), Fuze, Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company solely in its capacity, as the representative, agent and attorney-in-fact of the Indemnifying Parties (the “Seller Agent”). Certain other capitalized terms used herein are defined in Exhibit A.
RECITALS
A.Parent desires to acquire all of the issued and outstanding shares of Capital Stock pursuant to the merger of Merger Sub with and into the Company, with the Company as the surviving corporation (the “Merger”), in accordance with the Delaware General Corporation Law, as amended (the “DGCL”) and upon the terms and subject to the conditions set forth in this Agreement.

B.The board of directors of the Company (the “Board of Directors”) has carefully considered the terms of this Agreement and has unanimously (1) determined that the terms and conditions of the transactions contemplated by this Agreement and the Transaction Documents to which the Company is (or will be) a party, including the Merger (collectively, the “Transactions”), are advisable, fair to, and in the best interests of the Company and the Stockholders, (2) approved this Agreement, such Transaction Documents and the Transactions, including the Merger, and (3) recommended the adoption of this Agreement and approval of the Merger by the Stockholders, in the form attached hereto as Exhibit B (the “Board Resolutions”).

C.The holders of Preferred Stock have delivered to the Company duly executed written consents to waive, among other things, the conditions in Section 4.3.4 of the Certificate of Incorporation (collectively, the “Preferred Waiver Written Consent”).

D.Concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, each Key Employee has executed (1) Parent’s customary form of employment offer letter, together with a confidential information and assignment agreement (together, an “Offer Letter”), (2) a non-competition and non-solicitation agreement (a “Non-Competition Agreement” and together with an Offer Letter, the “Key Employee Agreements”)” and (3) if applicable, a Waiver (as defined herein), in each case, to become effective upon the Closing.

E.At the Closing, Parent and each Accredited Holder who desires to become a party thereto shall enter into a registration rights agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit D, which shall become effective upon the Closing.

F.The parties intend that the Merger will constitute a taxable transaction for U.S. federal income tax purposes.

G.The Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.

Now, Therefore, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
Article 1
THE MERGER
1.1The Merger.  Upon the terms of and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent.
1.2The Closing; Effective Time.
(a)Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions, including the consummation of the Merger (the “Closing”), shall take place at the offices of Skadden, Arps, Slate, Meagher and Flom, LLP, 525 University Avenue, Palo Alto, California 94301-1908, or at such other location as Parent and the Company agree, at (i) 10:00 a.m. local time on a date to be agreed by Parent and the Company, which date shall be no later than the fifth (5th) Business Day after all of the conditions set forth in Article 6 have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions); provided, that if such Business Day would otherwise occur anytime during the final fifteen (15) days of the end of a fiscal quarter of Parent, then Parent may, in its discretion, delay the Closing until the first (1st) Business Day of the next succeeding fiscal quarter of Parent, in which case the Closing shall be held on such first (1st) Business Day (so long as all of the conditions set forth in Article 6 (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall continue to be satisfied or waived in accordance with this Agreement on such first (1st) Business Day), or (ii) such other time as Parent, Merger Sub and the Company agree. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”
(b)Effective Time. On the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated by (i) filing a certificate of merger in the form attached hereto as Exhibit E (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL, and (ii) making all other filings and recordings required under the DGCL. The term “Effective Time” shall mean the date and time of the filing of the Certificate of Merger, or, if different, the date and time of effectiveness thereof that is specified therein.
1.3Closing Deliveries.
(a)Parent Deliveries. Parent shall deliver to the Company (or such other Person as specified below), at or prior to the Closing, each of the following:
(i)a certificate, dated as of the Closing Date, executed on behalf of Parent by a duly authorized officer of Parent to the effect that each of the conditions set forth in Section 6.2(a) has been satisfied;
(ii)a duly executed certification that complies with the requirements of Section 1445(b)(3) of the Code and Treasury Regulations thereunder which states that Parent is not, and has not been at any time during the five (5)-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code;
(iii)the Registration Rights Agreement, duly executed by Parent; and
(iv)an Exchange Agent Agreement, dated as of the Closing Date and executed by Parent and the Exchange Agent.
(b)Company Deliveries. The Company shall deliver to Parent, at or prior to the Closing:
(i)a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in clauses (a), (c) and (d) of Section 6.3 has been satisfied;
(ii)the Closing Financial Certificate, which certificate shall be accompanied by such supporting documentation, information and calculations as are necessary and reasonably requested by Parent to verify and determine the amounts set forth therein;
(iii)the Spreadsheet, together with a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet, including each component of the Aggregate Consideration, is true, correct and complete (the “Spreadsheet Certificate”);
(iv)the Exchange Agent Agreement, dated as of the Closing Date and executed by the Seller Agent;
(v)the Key Employee Agreements and Waivers (if applicable), each effective as of the Closing, executed by at least three of the four Key Employees;
(vi)evidence of the resignation of each of the directors and each of the officers of the Company in office immediately prior to the Effective Time as directors and/or officers (in their capacity as such and not as employees) of the Company effective as of the Closing in accordance with a director and officer resignation letter in the form attached hereto as Exhibit G;
(vii)a parachute payment waiver, in substantially the form attached hereto as Exhibit H (the “Parachute Payment Waiver”), executed by each Person required to execute such a waiver pursuant to Section 5.18;
(viii)evidence reasonably satisfactory to Parent of the consents, waivers, approvals, notices, terminations, modifications or amendments, as applicable, with respect to each of the Contracts listed on Schedule 1.3(b)(viii);
(ix)Payoff Letters, dated as of the Closing Date and executed by each holder of Closing Indebtedness (or an agent or trustee on behalf of such holders) pursuant to Section 5.15;
(x)UCC-3 termination statements (and any other applicable termination statement or release) executed (if applicable) by each Person holding a security interest in any assets of the Company as of the Closing Date (other than Permitted

Encumbrances) terminating or evidencing the termination of any and all such security interests and evidence reasonably satisfactory to Parent that all Encumbrances on assets of the Company (other than Permitted Encumbrances) shall have been released prior to, or shall be released simultaneously with, the Closing;
(xi)an officer’s certificate, dated as of the Closing Date and executed by a duly authorized officer of the Company, certifying the Company’s (A) Organizational Documents, (B) the Stockholder Written Consent and (C) the Board Resolutions;
(xii)certificates from the Secretary of State of the State of Delaware and each other State or other jurisdiction in which the Company is qualified to do business as a foreign corporation dated within five (5) Business Days prior to the Closing Date certifying that the Company is in good standing and that all applicable franchise Taxes and fees of the Company through and including the date of such certificate have been paid;
(xiii)unless otherwise requested by Parent in writing no less than three (3) Business Days prior to the Closing Date, a true, correct and complete copy of resolutions adopted by the Board of Directors, certified by the Secretary of the Company, authorizing the termination, or, if requested by Parent in writing no less than three (3) Business Days prior to the Closing Date, the partial termination, of each or all of the Designated Employee Plans, with such termination to be effective as of the date immediately preceding the Closing Date and contingent upon the Closing;
(xiv)a duly executed certification in the form provided for in Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h), certifying that the Capital Stock does not constitute a “United States real property interest” within the meaning of Section 897(c)(1) of the Code and the regulations thereunder, together with an accompanying notice to the Internal Revenue Service; and
(xv)executed confirmatory assignments of Intellectual Property from any current Employees or Contractors set forth on Schedule 1.3(b)(xv), in each case in a form that is reasonably acceptable to Parent.
(c)Receipt by Parent of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.3 shall not be deemed to be an agreement by Parent that the information or statements contained therein are true, correct or complete, and shall not diminish Parent’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.
1.4Effect of the Merger.  At and after the Effective Time, the Merger shall have the effects as set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise agreed to pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.
1.5Certificate of Incorporation and Bylaws.
(a)Unless otherwise determined by Parent prior to the Effective Time, as of the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated to read the same as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time until thereafter further amended in accordance with the DGCL and as provided in such amended and restated certificate of incorporation, except that Article I of the restated certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of this corporation is Fuze, Inc.”
(b)Unless otherwise determined by Parent prior to the Effective Time, as of the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to read the same as the bylaws of Merger Sub as in effect immediately prior to the Effective Time until thereafter amended in accordance with the DGCL and as provided in the restated certificate of incorporation of the Surviving Corporation and such bylaws, except that all references to Merger Sub in the bylaws of the Surviving Corporation shall be deemed to be changed to references to “Fuze, Inc.”
1.6Directors and Officers.
(a)Unless otherwise determined by Parent prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the DGCL and the amended and restated certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected and qualified.
(b)Unless otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the bylaws of the Surviving Corporation until their successors are duly appointed and qualified.
1.7Effect of Merger on the Capital Stock of the Company and Merger Sub.
(a)Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company:
(i)each share of Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Cancelled Shares and Dissenting Shares) shall be cancelled and extinguished and shall be converted into the right to receive (without interest and subject to Sections 1.10, 1.14, 1.15 and 1.16), (a) in the case of an Accredited Holder, a number of shares of Parent Common Stock equal to the Common Stock Exchange Ratio (such product rounded down for each applicable holder to the nearest whole share of Parent Common Stock), or (b) in the case of a Non-Accredited Holder, an amount of cash equal to the Per Common Share Consideration;
(ii)each share of Series A Prime Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding any Cancelled Shares and Dissenting Shares) shall be cancelled and extinguished and shall be converted into the right to receive (without interest and subject to Sections 1.10, 1.14, 1.15 and 1.16) a number of shares of Parent Common Stock equal to the Series A Prime Preferred Exchange Ratio (such product rounded down for each applicable holder to the nearest whole share of Parent Common Stock); and

(iii)each share of Capital Stock issued and outstanding immediately prior to the Effective Time and held by the Company or any of its Subsidiaries (“Cancelled Shares”) shall be cancelled and extinguished without any consideration paid therefor.
(b)Effect on Capital Stock of Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any shares of common stock shall continue to evidence ownership of such share of common stock of the Surviving Corporation.
1.8Effect of Merger on Other Securities of Company.
(a)Treatment of Company Equity Awards.
(i)    Options. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, each Option shall be automatically cancelled and extinguished without consideration therefor and the holder thereof shall have no further rights with respect thereto.
(ii)    Company RSUs. Except as otherwise agreed to in writing prior to the Effective Time by Parent and the applicable holder of Company RSUs, with respect to each Company RSU award that is outstanding immediately prior to the Effective Time, at the Effective Time, each such Company RSU shall vest, if unvested, and be converted into the right to receive (without interest and subject to Sections 1.14, 1.15 and 1.16) in sole consideration of such cancellation, (a) for each share of Common Stock subject to such Company RSU, (I) an amount of cash for RSU Holders that are Non-Accredited Holders or (II) Parent Common Stock equal to the Common Stock Exchange Ratio (such product rounded down for each applicable holder to the nearest whole share of Parent Common Stock) for RSU Holders that are Accredited Holders equal to the Per Common Share Consideration, or (b) for each share of Preferred Stock subject to such Company RSU, a number of shares of Parent Common Stock equal to the Series A Prime Preferred Exchange Ratio (such product rounded down for each applicable holder to the nearest whole share of Parent Common Stock), in each case of (a) or (b), which consideration shall be paid or issued to the holders of Company RSUs as promptly as practicable following the Effective Time and, in any event, no later than fifteen (15) Business Days following the Effective Time; provided, that to the extent payment of consideration hereunder would trigger a Tax or penalty under Section 409A of the Code, such payments shall be made on the earliest date that payment would not trigger such Tax or penalty; provided, further, that any such withholding Taxes required to be paid by or collected on behalf of such RSU Holders that are Accredited Holders shall be satisfied by retaining a number of shares of Parent Common Stock having a fair market value (determined by reference to the closing price of a share of Parent Common Stock on the date such withholding Taxes are required to be withheld) equal to the minimum statutory amount required to be withheld.
(b)Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, (I) each Common Warrant shall be cancelled and extinguished without any present or future right to receive any consideration therefor, and (II) each Series A Prime Preferred Warrant shall be cancelled and extinguished, and the holder thereof shall be entitled to receive (without interest and subject to Sections 1.10, 1.14, 1.15 and 1.16) in consideration of such cancellation and upon delivery of a Warrantholder Letter of Transmittal (as defined below) and a duly executed and completed waiver by each holder of Series A Prime Preferred Warrants, in the form attached hereto as Exhibit F (the “Warrant Waiver”), (a) in the case of an Accredited Holder, a number of shares of Parent Common Stock equal to the quotient of (i) the Per Series A Prime Preferred Share Consideration, net of the exercise price per share of such Series A Prime Preferred Warrant, divided by (ii) the Parent Stock Price; provided, however, that if the number of shares of Parent Common Stock is less than one hundred (100), an amount of cash equal to the Per Series A Prime Preferred Share Consideration, net of the exercise price per share of such Series A Prime Preferred Warrant; or (b) in the case of a Non-Accredited Holder, an amount of cash equal to the Per Series A Prime Preferred Share Consideration, net of the exercise price per share of such Series A Prime Preferred Warrant.
1.9Necessary Actions. Prior to the Effective Time, and subject to the review and approval of Parent, the Company shall take all actions reasonably necessary to effect the transactions contemplated by Section 1.8 under the Company Equity Plans, all Contracts relating to shares of Capital Stock, Company Equity Awards, Warrants and any other plan or arrangement of the Company (whether written or oral, formal or informal), including delivering all required notices and obtaining any required consents from holders of Capital Stock, Options, Company RSUs and Warrants, such that, immediately prior to the Effective Time, (i) the Company shall not have any outstanding Equity Interests or equity-related interests other than shares of Capital Stock, Options, Company RSUs and Warrants, (ii) holders of shares of Capital Stock (excluding Cancelled Shares and Dissenting Shares) shall be entitled in respect of such Capital Stock only to the rights set forth in Section 1.7(a), subject to the terms and conditions of this Agreement, (iii) holders of Company Equity Awards shall be entitled in respect of such Company Equity Awards only to the rights set forth in Section 1.8(a), subject to the terms and conditions of this Agreement, and (iv) holders of Warrants shall be entitled in respect of such Warrants only to the rights set forth in Section 1.8(b), subject to the terms and conditions of this Agreement.
1.10Indemnity Holdback and Contribution to the Adjustment Holdback Fund and the Seller Agent Expense Fund. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, (i) each Indemnifying Party’s Pro Rata Share of the Indemnity Holdback shall be withheld from the consideration otherwise payable to such Indemnifying Party pursuant to Section 1.7 or Section 1.8, and Parent shall be deemed to have contributed such consideration to the Indemnity Holdback, on behalf of each Indemnifying Party, (ii) an amount equal to each Indemnifying Party’s Pro Rata Share of the Adjustment Holdback Amount shall be withheld from the consideration otherwise payable to such Indemnifying Party pursuant to Section 1.7 or Section 1.8, and Parent shall be deemed to have contributed such consideration to the Adjustment Holdback Fund, on behalf of each Indemnifying Party, and (iii) an amount equal to each Indemnifying Party’s Pro Rata Share of the Seller Agent Expense Amount shall be withheld from the consideration otherwise payable to such Indemnifying Party pursuant to Section 1.7 or Section 1.8, and Parent shall be deemed to have contributed such consideration to the Seller Agent Expense Fund, on behalf of each Indemnifying Party. Each Indemnifying Party shall have the right to receive his, her or its Pro Rata Share of any disbursements required to be made from (a) the Indemnity Holdback, at the time and in accordance with the terms of Article 8, (b) the Adjustment Holdback Fund, at the time and in accordance with the terms of Article 8 and (c) the Seller Agent Expense Fund, at the time and in accordance with the terms of Article 8.
1.11Dissenting Shares.
(a)Notwithstanding any provision of this Agreement to the contrary, all shares of Capital Stock that are outstanding immediately prior to the Effective Time and that are held by a Stockholder who has validly exercised and perfected appraisal rights for such shares in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent a right to receive the applicable consideration for Capital Stock set forth in Section 1.7(a), but such Stockholder shall only be entitled to such rights as are provided by the DGCL.
(b)Notwithstanding the provisions of Section 1.11(a), all Dissenting Shares held by Stockholders who have effectively withdrawn or lost (through failure to perfect or otherwise) such Stockholder’s appraisal rights pursuant to the DGCL shall, as of the later of the Effective Time and the occurrence of such event, be deemed to have been converted into and represent only the right to receive the applicable consideration for Capital Stock set forth in Section 1.7(a) (and subject to any deduction, withholding or indemnification contemplated by this Agreement) without interest thereon, upon surrender of the certificate representing such shares.
(c)The Company shall give Parent  prompt notice (within one (1) calendar day of receipt) of any demands for appraisal and, if applicable, dissenters’ rights received by the Company, withdrawals of such demands, and any other related notices or instruments served pursuant to the DGCL or otherwise received by the Company with respect to appraisal and, if applicable, dissenters’ rights. The Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld conditioned or delayed), make any payment with respect to any demands for appraisal and, if applicable, dissenters’ rights or offer to settle or settle any such demands. Any communication to be made by the Company to any Stockholder with respect to such demands shall be submitted to Parent in advance and shall not be presented to any Stockholder prior to the Company receiving Parent’s written consent (such consent not to be unreasonably withheld, conditioned or delayed).
1.12Surrender of Certificates; Payments.
(a)Parent, or any financial institution(s) selected by Parent in its sole discretion, may serve as (i) the exchange agent (the “Exchange Agent”) and (ii) the paying agent (the “Paying Agent”), each in connection with the Transactions. On or prior to the Effective Time, Parent shall deposit with the Exchange Agent and the Paying Agent, respectively and in the aggregate, an amount in Parent Common Stock and cash sufficient to pay the consideration payable pursuant to Section 1.7 and Section 1.8 (excluding the Adjustment Holdback Amount and the Indemnity Holdback, which shall be held back by Parent pending issuance, as applicable, in accordance with Section 8.1). The aggregate amount so deposited with the Exchange Agent and the Paying Agent is referred to as the “Payment Fund”.
(b)Promptly following the Effective Time, Parent shall:
(i)on behalf of the Company or its applicable Subsidiary, pay, or cause to be paid, the Closing Indebtedness pursuant to Section 1.3(b)(xi) to the accounts of the applicable lenders or other parties as set forth in the Payoff Letters;
(ii)with respect to each Stockholder that is an Accredited Holder, (A) allot to such Stockholder the applicable whole number of shares of Parent Common Stock determined in accordance with this Article 1 and set forth in the Spreadsheet, (B) update Parent’s stock register to record that allotment and (C) issue a holding statement to each such Stockholder in respect of each such Stockholder’s applicable proportion of the shares of Parent Common

Stock; provided, that in no event shall Parent or any of its Affiliates have any liability for any errors set forth in the Spreadsheet;
(iii)with respect to each Stockholder that is a Non-Accredited Holder, make, or cause to be made by the Paying Agent or the Surviving Corporation, as applicable, to such Stockholder an amount of cash equal to the applicable proportion of the Aggregate Non-Accredited Holder Consideration determined in accordance with this Article 1 and set forth in the Spreadsheet plus the employer portion of any Taxes applicable thereto; provided, that in no event shall Parent or any of its Affiliates have any liability for any errors set forth in the Spreadsheet;
(iv)pay or cause to be paid to the account of each Person to whom any Transaction Expenses are owed, an amount of cash equal to the unpaid Transaction Expenses as set forth in the Closing Financial Certificate; and
(v)pay to the Seller Agent an amount of cash equal to the Seller Agent Expense Amount.
(c)Exchange Procedures. Upon the terms and subject to the conditions set forth in this Agreement, as soon as commercially practicable after the Effective Time, Parent shall cause the Exchange Agent to mail or otherwise deliver (A) to each Stockholder that is an Accredited Holder, to the address set forth opposite such Stockholder’s name on the Spreadsheet, a stockholder letter of transmittal in substantially the form attached hereto as Exhibit I (the “Stockholder Letter of Transmittal”), and (B) to each holder of Series A Prime Preferred Warrants, to the address set forth opposite such holder’s name on the Spreadsheet, a letter of transmittal in substantially the form attached hereto as Exhibit J (the “Warrantholder Letter of Transmittal” and together with the Stockholder Letter of Transmittal, the “Letter of Transmittal”). Upon receipt by the Exchange Agent of the certificates (if any) representing his, her or its shares of Capital Stock (the “Stock Certificates”), together with a duly completed Letter of Transmittal, such holder of shares of Capital Stock shall be entitled to receive from the Exchange Agent the portion of the Closing Stock Consideration to which such Stockholder is entitled pursuant to Section 1.7 and Section 1.8. If applicable, the Stock Certificates so surrendered shall be cancelled. Until so surrendered, after the Effective Time, subject to appraisal rights under the DGCL, each Stock Certificate will be deemed, for all corporate purposes thereafter, to evidence only the right to receive the consideration provided for in Section 1.7(a). No portion of the Closing Stock Consideration shall be paid to any Stockholder unless and until the holder of record of such Stock Certificate shall have surrendered such Stock Certificate (if any) (or deliver an affidavit of loss in respect of such certificate in accordance with Section 1.12(h)) and delivered to the Exchange Agent a duly completed Letter of Transmittal.
(d)Any certificates or book-entry notations evidencing shares of Parent Common Stock to be issued pursuant to this Article 1 shall include the following legends to the extent applicable (along with any other legends that may be required under United States federal and state securities laws or any other applicable Law):
“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER THE ACT AND THE RULES AND

REGULATIONS THEREUNDER AND APPLICABLE STATE SECURITIES LAWS.”
(e)Transfer of Ownership. If any shares of Parent Common Stock or any cash amount payable pursuant to Section 1.7 and Section 1.8 are to be issued or paid, as applicable, to a Person other than the Person to which the Stock Certificate surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that such Stock Certificate and, if applicable, the Letter of Transmittal shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Parent, the Paying Agent, the Exchange Agent or any agent designated by any of them any transfer or other Taxes required by reason of the issuance of shares of Parent Common Stock or the payment of cash in any name other than that of the registered holder of such Stock Certificate, or established to the satisfaction of Parent, the Paying Agent, the Exchange Agent or any agent designated by Parent, the Paying Agent or the Exchange Agent that such Tax has been paid or is not payable.
(f)Return of Unclaimed Consideration. Any portion of the Payment Fund that remains unclaimed by Stockholders for twelve (12) months after the Effective Time, and the applicable portion of any such unclaimed amounts in the Indemnity Holdback, the Adjustment Holdback Fund and the Seller Agent Expense Fund to which such Stockholder is entitled that remains unclaimed by Stockholder for two (2) years after the Transaction Indemnity Holdback Release Date (or the Tax Indemnity Holdback Release Date, as applicable), shall be delivered to Parent. Any such Stockholder that has not complied with Section 1.12(c) prior to the end of such twelve (12)-month period (or applicable period) shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Applicable Laws) but only as a general creditor thereof for payment of its claim for its portion of the Payment Fund. Any portion of the Payment Fund that remains unclaimed immediately prior to the date on which it would otherwise become subject to any abandoned property, escheat or similar Applicable Law shall, to the extent permitted by Applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto. No interest shall be payable for the shares of Parent Common Stock or the cash amounts delivered to Parent pursuant to this Section 1.12(f) that are subsequently delivered to Stockholders.
(g)No Further Rights. The applicable portion of the Aggregate Consideration paid or payable in respect of the surrender for exchange of shares of Capital Stock, Company RSUs or Warrants in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Capital Stock, Company RSUs or Warrants, and there shall be no further registration of transfer on the records of the Surviving Corporation of shares of Capital Stock, Company RSUs or Warrants that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Stock Certificates or documents evidencing Company RSUs or Warrants are presented to Parent, the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article 1 (subject, in the case of Stock Certificates, to the exercise of appraisal rights under the DGCL).
(h)Lost, Stolen or Destroyed Certificates. If any Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Stock Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as the Exchange Agent may direct, as indemnity against any claim that may be made against it with respect to such Stock Certificate, the Exchange Agent or Parent, as applicable, shall issue in exchange for such lost, stolen or destroyed Stock Certificate the applicable consideration to which such Person is entitled pursuant to Section 1.7 and Section 1.8.
(i)No Liability. Notwithstanding anything to the contrary in this Section 1.12, none of Parent, the Paying Agent, the Exchange Agent, the Surviving Corporation or any other party hereto shall be liable to any Securityholder for any amount properly paid to a public official pursuant to any abandoned property, escheat or similar Applicable Law.
(j)Rights Not Transferable. The rights of the Securityholders under this Agreement as of immediately prior to the Effective Time are personal to each such Securityholder and shall not be transferable for any reason other than by operation of law, will or the laws of descent and distribution. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.
1.13Adjustments.  In the event of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into capital shares), reorganization, reclassification, combination, recapitalization or other like change with respect to the shares of Capital Stock occurring after execution of this Agreement and prior to the Closing, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such share split, reverse share split, share dividend, reorganization, reclassification, combination, recapitalization or other like change.
1.14Withholding.  Each of Parent, Merger Sub, the Paying Agent, the Exchange Agent, the Company and the Surviving Corporation (each, a “Payor”) shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to or in connection with this Agreement such amounts of Tax as Payor reasonably determines may be required to be deducted or withheld therefrom or in connection therewith under Applicable Law. Amounts so deducted or withheld shall be (a) treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid and (b) timely remitted by the applicable Payor to the applicable Tax Authority.
1.15Fractional Shares.  Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock shall be issued in the Merger (including as part of the Indemnity Holdback or any payments under Section 1.18 or Section 8.1). Any fractional share of Parent Common Stock resulting from the exchange in Section 1.7 and Section 1.8, the Indemnity Holdback or any payments under Section 1.18 or Section 8.1 shall solely represent the right to receive an amount in cash equal to the product of (a) such fraction multiplied by (b) the Parent Stock Price.
1.16Loan Repayment Amounts.  In the event that any Securityholder as a borrower has outstanding loans from the Company as of the Effective Time, any consideration payable to such Securityholder pursuant to Section 1.7 and Section 1.8 shall be reduced by an amount equal to the outstanding principal plus accrued interest, if any, of such Securityholder’s loans as of the Effective Time, plus any other amounts owed by such Securityholder to the Company (collectively, such Securityholder’s “Loan Repayment Amount”). Such loans shall be satisfied as to the amount by which the consideration is reduced pursuant to this Section 1.16. To the extent the consideration payable to such Securityholder is so reduced, such amount shall be treated for all purposes under this Agreement as having been paid to such Securityholder.

1.17Taking of Necessary Action; Further Action.  Prior to Closing, Parent, Merger Sub and the Company, as applicable, shall sign and deliver any documents and instruments and take any further action that is reasonably necessary to effect the Closing and to carry out the purposes of this Agreement. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, then the officers and directors of Parent and the Surviving Corporation are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.
1.18Consideration Adjustment.
(a)Within ninety (90) days after the Closing Date, Parent shall prepare and deliver to the Seller Agent a statement setting forth in reasonable detail Parent’s good faith calculation of the Working Capital Adjustment and the amount, if any, by which the long-term deferred revenue is greater than the Excluded Long-Term Deferred Revenue, including in support of the calculation of the Working Capital Adjustment and the long-term deferred revenue amount, the balance sheet of the Company as of immediately prior to the Closing prepared in accordance with GAAP in accordance with the Company’s historical practices and methodologies, and for the Working Capital Adjustment in a manner consistent with the Working Capital Adjustment Illustration (the “Final Working Capital Adjustment”), the aggregate amount of Closing Cash (the “Final Closing Cash”), the amount of Closing Indebtedness (if any) (the “Final Closing Indebtedness”) and the amount of unpaid Transaction Expenses (the “Final Unpaid Transaction Expenses”), in each case as of the Closing (the “Adjustment Statement”). If Parent fails to deliver the Adjustment Statement to the Seller Agent within ninety (90) days after the Closing Date, the Closing Financial Certificate shall be deemed to be the Adjustment Statement (without modification) and the Estimated Working Capital Adjustment, the amount, if any, by which the Estimated Long-Term Deferred Revenue is greater than the Excluded Long-Term Deferred Revenue, Estimated Closing Cash, Estimated Closing Indebtedness and Estimated Unpaid Transaction Expenses shall be final, binding and conclusive for all purposes hereunder.
(b)During the thirty (30)-day period following the Seller Agent’s receipt of the Adjustment Statement, upon reasonable notice to Parent, Parent shall permit the Seller Agent and its Representatives to have reasonable access to the books, records and other documents of the Company used to prepare the Adjustment Statement and shall provide the Seller Agent with copies thereof (subject to compliance with the accountants’ customary procedures for release of work papers and subject to any limitations that are required to preserve any applicable attorney-client privilege). The Adjustment Statement shall become final and binding upon the parties hereto on the thirtieth (30th) day following delivery thereof, unless the Seller Agent gives written notice of its good faith disagreement with the Adjustment Statement (a “Notice of Disagreement”) to Parent prior to such date. Any Notice of Disagreement shall specify in reasonable detail the specific items and matters in dispute (the “Disputed Matters”), including (to the extent determinable by the Seller Agent) what the Seller Agent believes to be the correct amounts with respect to any Disputed Matters. If a Notice of Disagreement is received by Parent in a timely manner, then the Adjustment Statement (as revised in accordance with this paragraph) shall become final and binding upon the Seller Agent and Parent on the earlier of (i) the date the Seller Agent and Parent resolve in writing the Disputed Matters or (ii) the date any Disputed Matters are finally resolved in writing by an independent international accounting firm mutually agreed upon by the Seller Agent and Parent (the “Accounting Firm”) in accordance with this Section 1.18(b). During the twenty (20)-day period following the delivery of a Notice of Disagreement (the “Resolution Period”), the Seller Agent and Parent shall seek in good faith to resolve in writing the Disputed Matters. Within ten (10) days following the expiration of the Resolution Period, the Seller Agent and Parent shall submit in writing to the Accounting Firm for review any remaining Disputed Matters. The Seller Agent and Parent shall jointly request that the Accounting Firm render its reasoned, written decision with respect to such remaining Disputed Matters within the thirty (30)-day period following submission of such Disputed Matters to the Accounting Firm. The Accounting Firm will consider only those items and amounts set forth in the Adjustment Statement and in the Notice of Disagreement which Parent and the Seller Agent are unable to resolve during the Resolution Period; provided, that each of Parent and the Seller Agent shall be entitled to make a presentation to the Accounting Firm regarding the items and amounts that they are unable to resolve. The Accounting Firm will make its determination as an expert and not an arbitrator, based solely on such presentations and not on the basis of an independent review. In making its determination, the Accounting Firm shall (i) be bound by the terms and conditions of this Agreement, including the definitions of Working Capital Adjustment, Excluded Long-Term Deferred Revenue, Closing Date Indebtedness, Transaction Expenses, and the terms of this Section 1.18(b), and (ii) not assign any value with respect to a disputed amount that is greater than the highest value for such amount claimed by either the Seller Agent or Parent or that is less than the lowest value for such amount claimed by either the Seller Agent or Parent. Absent fraud or manifest error, the determination of the Accounting Firm will be conclusive and binding upon the Indemnifying Parties, the Seller Agent and Parent. The costs and fees related to such determination by the Accounting Firm, including the costs relating to any negotiations with the Accounting Firm with respect to the terms and conditions of such Accounting Firm’s engagement, will be paid by the Seller Agent (on behalf of the Indemnifying Parties) and Parent on an inversely proportional basis, based upon the relative portions of the Disputed Matters that have been submitted to the Accounting Firm for resolution that ultimately are awarded in favor of the Indemnifying Parties and Parent, as the case may be, (e.g., if $100,000 is in dispute, and of that amount the Accounting Firm awards $75,000 in favor of Parent and $25,000 in favor of the Indemnifying Parties, then Parent will be responsible for 25%, and the Indemnifying Parties for 75%, of the costs and fees of the Accounting Firm).
(c)If (i) (A) the Final Working Capital Adjustment plus the Final Closing Cash minus the Final Closing Indebtedness minus the Final Unpaid Transaction Expenses minus the amount, if any, by which the long-term deferred revenue is greater than the Excluded Long-Term Deferred Revenue (in each case, as finally determined pursuant to Section 1.18(b) above) is greater than the aggregate amount of (B) the Estimated Working Capital Adjustment plus the Estimated Closing Cash minus the Estimated Closing Indebtedness minus the Estimated Unpaid Transaction Expenses minus the amount, if any, by which the Estimated Long-Term Deferred Revenue is greater than the Excluded Long-Term Deferred Revenue (in each case, as set forth in the Closing Financial Certificate) (such amount, the “Underpayment Amount”), and (ii) the Underpayment Amount is equal to or greater than $500,000, then Parent shall disburse or cause to be disbursed to each Indemnifying Party such Indemnifying Party’s Pro Rata Share of the Adjustment Holdback Amount, and Parent shall promptly (but in any event within five (5) Business Days after such final determination) pay or cause to be paid to each Indemnifying Party such Indemnifying Party’s Pro Rata Share of the Underpayment Amount.
(d)If (i) (A) the Final Working Capital Adjustment plus the Final Closing Cash minus the Final Closing Indebtedness minus the Final Unpaid Transaction Expenses minus the amount, if any, by which the final long-term deferred revenue is greater than the Excluded Long-Term Deferred Revenue (in each case, as finally determined pursuant to

Section 1.18(b) above) is less than the aggregate amount of (B) the Estimated Working Capital Adjustment plus the Estimated Closing Cash minus the Estimated Closing Indebtedness minus the Estimated Unpaid Transaction Expenses minus the amount, if any, by which the Estimated Long-Term Deferred Revenue is greater than the Excluded Long-Term Deferred Revenue (in each case, as set forth in the Closing Financial Certificate) (the amount of such excess, the “Overpayment Amount”) and the Overpayment Amount is less than or equal to the Adjustment Holdback Fund, and (ii) the Overpayment Amount is equal to or greater than $500,000, then Parent shall be entitled to permanently retain the Overpayment Amount. Any amounts remaining in the Adjustment Holdback Fund after giving effect to the prior sentence shall promptly (but in any event within five (5) Business Days after such final determination) be released to the Paying Agent or the Surviving Corporation, as applicable, for distribution to each Indemnifying Party in respect of such Indemnifying Party’s Pro Rata Share of such remaining amount. If the Overpayment Amount is greater than the Adjustment Holdback Fund, then Parent shall be entitled to permanently retain the Adjustment Holdback Fund, and Parent shall be entitled to permanently retain and not issue, as applicable, from the Indemnity Holdback in respect of such remaining portion of the Overpayment Amount, a number of Indemnity Holdback Shares equal to such remaining portion of the Overpayment Amount, divided by the Parent Stock Price.
(e)Once the Overpayment Amount or the Underpayment Amount, as the case may be, (if any) is determined in accordance with this Section 1.18, such determination shall be final and binding upon the parties, absent fraud or manifest error.
Article 2
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to the disclosures set forth in the disclosure letter of the Company delivered to Parent and Merger Sub concurrently with the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as of the date of this Agreement and as of the Closing (except to the extent such representations and warranties refer to a specific date and then as of such date only), as follows:
2.1Organization, Standing, Power and Subsidiaries.
(a)The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company’s Subsidiaries are corporate entities duly organized, validly existing and in good standing under the laws of their jurisdiction of incorporation. The Company and its Subsidiaries have the corporate power and authority to own, operate, use, distribute and lease their properties, rights and assets and to conduct the Business. The Company and its Subsidiaries are duly licensed or qualified to do business and are in good standing in each jurisdiction in which they conduct business, except any jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, would not have a Material Adverse Effect on the Company or the applicable Subsidiary. The Company has made available true, correct and complete copies of its Certificate of Incorporation and bylaws, as amended to date, each in full force and effect on the date hereof (collectively, the “Organizational Documents”), and the certificate of incorporation, bylaws or other equivalent organizational documents, as applicable, of each of its Subsidiaries, as amended to date, each in full force and effect on the date hereof. No amendment to any of the Organizational Documents or certificate of incorporation, bylaws or other equivalent organizational documents, as applicable, of any of the Company’s Subsidiaries has been approved that has not been made available. The Company and its

Subsidiaries are not in violation of any of the provisions of their Organizational Documents, certificate of incorporation, bylaws or other organizational documents, as applicable.
(b)Schedule 2.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of each Subsidiary of the Company and the jurisdiction of incorporation of each such Subsidiary. The Company is the sole owner of all of the issued and outstanding Equity Interests of its Subsidiaries.
(c)Except for the Subsidiaries listed on Schedule 2.1(c) of the Company Disclosure Letter, the Company does not own or control and has never owned or controlled, directly or indirectly, any Equity Interests in, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any, corporation, partnership, limited liability company, joint venture or other business association or entity.
(d)Schedule 2.1(d) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of: (i) the names of the members of the Board of Directors and the board of directors (or similar persons) of each of its Subsidiaries; and (ii) the names and titles of the officers of the Company and each of its Subsidiaries.
(e)The Company has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, business name or other name, other than its corporate name as set forth in this Agreement.
2.2Capital Structure.
(a)The authorized capital stock of the Company consists solely of (i) 155,587,386 shares of Series A Prime Preferred Stock and (ii) 1,964,919,785 shares of Common Stock. A total of (i) 147,735,654 shares of Series A Prime Preferred Stock and (ii) 1,592,640,443 shares of Common Stock are issued and outstanding as of the Agreement Date. There are no shares of Capital Stock owned by the Company, held by the Company in the Company’s treasury or held by any of the Company’s Subsidiaries. Schedule 2.2(a) of the Company Disclosure Letter accurately sets forth, as of the Agreement Date, a true, correct and complete list of (i) the Stockholders that are the record and beneficial owners of the issued and outstanding shares of Capital Stock and the number and type of such shares so owned by such Stockholder and the respective certificate number(s) representing such Shares, or a notation that such Shares are not certificated, and (ii) the number of shares of Capital Stock that are not vested under the terms of any Contract with the Company (including any stock option agreement, stock option or warrant exercise agreement) as of the Agreement Date (the “Unvested Shares”), including as applicable the number and type of Unvested Shares, the per share purchase price paid for such Unvested Shares, the vesting schedule in effect for such Unvested Shares (and the terms of any acceleration thereof) and the per share repurchase price payable for such Unvested Shares. Each share of Preferred Stock is convertible into Common Stock on a one-for-one basis. The Company has never declared or paid any dividends on any shares of Capital Stock. There is no Liability for dividends accrued or declared and unpaid by the Company. All issued and outstanding shares of Capital Stock and all Equity Interests of the Company and each of its Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, outstanding subscriptions, preemptive rights, rights of first refusal or “put” or “call” rights created by statute, or any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets is bound. The Company is not under any obligation to register under the Securities Act any shares of Capital Stock, any Equity Interests or any other securities of the Company, whether currently outstanding or that may subsequently be issued. All shares of Capital Stock, all Company Equity Awards and all Warrants of the Company and each of its Subsidiaries were issued in compliance with all Applicable Law and all requirements set forth in the Organizational Documents, certificate of incorporation, bylaws or other equivalent organizational documents, as applicable, of the Company and each of its Subsidiaries, and any applicable Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets is bound.
(b)As of the Agreement Date, the Company has reserved, but not issued, 223,655,611 shares of Common Stock and 3,119,540 shares of Series A Prime Preferred Stock for issuance to Employees, non-Employee directors and Contractors pursuant to the Company Equity Plans, of which, as of the Agreement Date: (i) 48,219,576 shares of Common Stock are subject to outstanding and unexercised Options, 135,038,437 shares of Common Stock are subject to outstanding Company Common RSUs and 40,397,598 shares of Common Stock remain available for issuance thereunder, and (ii) 3,119,540 shares of Series A Prime Preferred Stock are subject to outstanding Company Series A Prime Preferred RSUs and zero shares of Series A Prime Preferred Stock remain available for issuance thereunder, respectively. Schedule 2.2(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all holders of outstanding Company Equity Awards, the Company Equity Plan under which the grant was made, the number of shares of Common Stock subject to each Company Equity Award, the type of Company Equity Award, the number of such shares that are vested or unvested, the date of grant, the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the Tax status of Options under Section 422 of the Code (or any other applicable non-U.S. Tax law) and the term of each Option. In addition, Schedule 2.2(b) of the Company Disclosure Letter indicates, as of the Agreement Date, which holders of outstanding Company Equity Awards are not Employees (including non-Employee directors, Contractors, vendors, service providers or other similar Persons), including a description of the relationship between each such Person and the Company. True, correct and complete copies of each Company Equity Plan, and forms of all agreements and instruments relating to or issued under each Company Equity Plan (including executed copies of all Contracts relating to each Company Equity Award and the shares of Common Stock purchased under any such Option) have been made available to Parent, and such Company Equity Plans and Contracts have not been amended, modified or supplemented since being made available to Parent, and there are no agreements to amend, modify or supplement such Company Equity Plans or Contracts in any case from those made available to Parent. All Company Equity Awards granted by the Company were granted in all material respects in compliance with all Applicable Law and all requirements set forth in the Organizational Documents and the Company Equity Plans. The terms of the Company Equity Plans permit the treatment of the Company Equity Awards as provided in this Agreement, without the consent or approval of the holders of such securities, the Stockholders or otherwise (other than the resolution of the Board of Directors). There are no options to acquire shares of Common Stock or any other equity or equity-related awards with respect to shares of Common Stock outstanding other than those granted and outstanding under the Company Equity Plans.
(c)As of immediately prior to entering into this Agreement, there are 3,619,906 shares of Common Stock and 4,732,189 shares of Series A Prime Preferred Stock that are subject to outstanding Warrants. Schedule 2.2(c) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all holders of outstanding Warrants, including the number of shares of Capital Stock subject to each Warrant, the date of issuance, the exercise price per share and the term of each Warrant. No notice to holders of

Warrants is required to effect the Transactions. True, correct and complete copies of each Warrant (including executed copies of all Contracts relating to each Warrant and the Common Stock purchased under such Warrant) have been made available to Parent, and such Warrant and Contracts have not been amended, modified or supplemented since being made available to Parent, and there are no agreements to amend, modify or supplement such Warrants or Contracts in any case from those made available to Parent. All Warrants granted by the Company were granted in all material respects in compliance with all Applicable Law and all requirements set forth in the Organizational Documents.
(d)There are no authorized, issued or outstanding Convertible Securities.
(e)Other than (i) the shares of Capital Stock set forth on Schedule 2.2(a) of the Company Disclosure Letter, (ii) the Company Equity Awards set forth on Schedule 2.2(b) of the Company Disclosure Letter, (iii) the Equity Interests in each Subsidiary of the Company (all of which are wholly owned by the Company) and (iv) the Warrants set forth on Schedule 2.2(c) of the Company Disclosure Letter, there are no authorized, issued or outstanding Equity Interests of the Company or any of its Subsidiaries or any Contract of any character to which the Company or any of its Subsidiaries or to the knowledge of the Company, a Securityholder is a party or by which the Company’s or any of its Subsidiaries’ assets is bound, (A) obligating the Company or any of its Subsidiaries or, to the knowledge of the Company, such Securityholder, to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or any of its Subsidiaries, or (B) obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any Equity Interests of the Company or any of its Subsidiaries. Schedule 2.2(b) of the Company Disclosure Letter sets forth a true, complete and correct list of each Person with an offer letter or other Contract that contemplates a grant of Company Equity Awards or other Equity Interests of the Company or any of its Subsidiaries, or who has otherwise been promised Company Equity Awards or other Equity Interests of the Company or any of its Subsidiaries, which Company Equity Awards have not been granted, or other Equity Interests have not been issued, as of the Agreement Date.
(f)The Company has never repurchased, redeemed or otherwise reacquired any shares of Capital Stock, Company Equity Awards, Warrants or Equity Interests (provided, that forfeiture of unvested Company Equity Awards or Warrants upon termination of employment or service for no consideration pursuant to the terms of the Contracts governing such Company Equity Awards or Warrants shall not be deemed a repurchase or redemption of such Company Equity Awards or Warrants). All shares of Capital Stock ever repurchased or redeemed by the Company were repurchased or redeemed in all material respects in compliance with: (i) all Applicable Laws; and (ii) all requirements set forth in all applicable Organizational Documents and Contracts. There are no Contracts relating to voting, purchase, sale or transfer of any shares of Capital Stock (A) between or among the Company and any Securityholder, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (B) to the knowledge of the Company, between or among any of the Securityholders, and true, correct and complete copies of all such Contracts listed or required to be listed on Schedule 2.2(f) of the Company Disclosure Letter have been made available to Parent, and such Contracts have not been amended, modified or supplemented since being made available to Parent, and there are no agreements to amend, modify or supplement such Contracts in any case from those made available to Parent. Other than as detailed under Schedule 2.2(b) of the Company Disclosure Letter, neither the Company Equity Plans nor any Contract of any character to which the Company is a party to or by which the Company or any of its assets is bound relating to any

Company Equity Awards, Warrants or Unvested Shares requires or otherwise provides for any accelerated vesting of any Company Equity Awards, Warrants or Unvested Shares or the acceleration of any other benefits thereunder, in each case in connection with the Transactions, either alone or together with any other event, including a termination of employment or service with the Company, Parent or the Merger Sub, or any other event, whether before, upon or following the Closing or otherwise. The Company has never issued to or for the benefit of any Person subject to U.S. Tax laws any shares of Capital Stock that were (1) subject to substantial risk for forfeiture, within the meaning of Section 83 of the Code, at the time of transfer of such shares of Capital Stock to any such Person or (2) otherwise Taxable under Section 83(a) of the Code following (and not as of) the transfer of such shares of Capital Stock to any such Person.
(g)Schedule 2.2(g) of the Company Disclosure Letter sets forth a true, correct and complete list of all loans made by the Company or any of its Subsidiaries to any Securityholder outstanding, together with the total amount of (i) outstanding principal and (ii) accrued interest, each as of the date hereof.
2.3Authority; Noncontravention; Consents and Filings; Anti-Takeover Laws.
(a)Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is (or will be) a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by the Company of this Agreement and the Transaction Documents to which it is (or will be) a party, the performance of its obligations hereunder and thereunder and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, other than the adoption of this Agreement and approval of the Merger by Stockholders constituting the Required Stockholder Approval. This Agreement and the Transaction Documents to which it is (or will be) a party have been (or will be) duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitute (or will constitute) the valid and binding obligation of the Company enforceable against the Company in accordance with their respective terms subject only to the effect, if any, of (i) applicable bankruptcy, insolvency and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Board of Directors, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board of Directors, has (A) approved this Agreement and the Transaction Documents to which the Company is (or will be) a party and approved the Merger and the other Transactions and determined that this Agreement, such Transaction Documents and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, is advisable, fair to and in the best interests of the Company and the Securityholders, (B) approved this Agreement and such Transaction Documents in accordance with the provisions of Applicable Law and the Organizational Documents and (C) directed that the adoption of this Agreement and approval of the Merger be submitted to the Stockholders for consideration and unanimously recommended that all of the Stockholders adopt this Agreement and approve the Merger. Other than the Required Stockholder Approval, no vote of the Stockholders is required under the Organizational Documents, Applicable Law or otherwise in connection with the execution or delivery by the Company of this Agreement or the Transaction Documents to which it is (or will be) a party, the performance of its obligations hereunder or thereunder or the consummation of the Merger and the other Transactions.
(b)Noncontravention. Assuming the making of all filings and notifications as may be required or advisable in connection with the transactions described herein under the

Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (the “HSR Act”) and any non-U.S. antitrust, merger control or competition laws (collectively with HSR Act, the “Antitrust Laws”) and the receipt of all clearances, approvals, authorizations, consents and waiting period expirations or terminations as may be required or advisable in connection with the transactions described herein under the Antitrust Laws, the execution and delivery by the Company of this Agreement and the Transaction Documents to which it is (or will be a party) does not (and will not), and the performance of its obligations hereunder and thereunder and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance, other than Permitted Encumbrances, on any of the properties, rights or assets of the Company or any of its Subsidiaries (including the Facilities) or any of the shares of Capital Stock, (ii) contravene, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, or require any consent, approval or waiver from or notice to any Person pursuant to, or give rise to a right of termination, modification, cancellation or acceleration of any obligation or loss (including any incremental loss) of any benefit or right under, (A) any provision of the Organizational Documents, (B) any Material Contract of the Company or any of its Subsidiaries or any Lease, (C) any Applicable Law, or (D) any Authorization except with respect to clauses (B), (C) and (D) only, any such contravention, conflict, violation or breach that would not have a Material Adverse Effect, or (iii) give any Governmental Entity or other Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under, any Applicable Law or any Order to which the Company or any of its Subsidiaries or any of the assets, rights or properties owned or used by the Company or any of its Subsidiaries, is subject. Following the Closing, the Company will be permitted to exercise all of its rights under the Material Contracts without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or such Subsidiary would otherwise have been required to pay pursuant to the terms of such Material Contracts had the Merger or other Transactions not occurred.
(c)Consents and Filings. Other than as disclosed in Schedule 2.3(b) of the Company Disclosure Letter, no consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery by the Company of this Agreement or any of the Transaction Documents to which it is (or will be) a party, the performance of its obligations hereunder or thereunder or the consummation of the Transactions.
2.4Financial Statements; Absence of Changes.
(a)The Company has delivered to Parent its (i) audited financial balance sheet as of December 31, 2020 and December 31, 2019 and related statements of income/loss and cash flows for the fiscal year then ended and (ii) its unaudited financial balance sheet as of September 30, 2021 (the “Balance Sheet,” and such date, the “Balance Sheet Date”) and related statements of income/loss for the nine (9)-month period ended September 30, 2021 (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the Company Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of the Company or any of its Subsidiaries, (ii) fairly and accurately present in all material respects the financial condition of the Company or any of its Subsidiaries at the dates therein indicated and the results of operations and cash flows of the Company or any of its Subsidiaries for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate are expected to be material in amount), (iv) are true, correct and complete in all material respects, (v) were prepared in accordance with GAAP, except for the absence of footnotes in the unaudited Financial Statements, applied on a consistent basis throughout the periods involved, (vi) except as set forth on Schedule 2.4(a) of the Company Disclosure Letter, when delivered by the Company for inclusion in the Form 8-K for filing with the SEC following the date of this Agreement, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof, and (vii) have been kept accurately in the ordinary course of business consistent in all material respects with Applicable Law.
(b)The Company and its Subsidiaries have no Liabilities of a type that would be required to be shown on the Financial Statements in accordance with GAAP, other than (i) those set forth in the Balance Sheet, (ii) those incurred in the conduct of the Company’s business since the Balance Sheet Date in the ordinary course, consistent with past practice (none of which result from any breach of Contract, warranty, Infringement, tort or violation of Applicable Law), (iii) Liabilities disclosed on Schedule 2.4(b) or (iv) payment obligations incurred in connection with the negotiation and execution of this Agreement, or other agreements contemplated hereby, or the consummation of the transactions contemplated hereby or thereby. Except for Liabilities reflected in the Balance Sheet, the Company and its Subsidiaries have no material off balance sheet Liability of any nature to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company or any of its Subsidiaries. All reserves that are set forth in or reflected in the Balance Sheet have been established in accordance with GAAP consistently applied.
(c)Schedule 2.4(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all Indebtedness of the Company or any of its Subsidiaries. All Indebtedness of the Company and its Subsidiaries may be prepaid at the Closing without penalty under the terms of the Contracts governing such Indebtedness. The Company and its Subsidiaries have never guaranteed any debt or other obligation of any other Person.
(d)Schedule 2.4(d) of the Company Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company or any of its Subsidiaries maintains an account (whether checking, savings or otherwise), lock box or safe deposit box, the account numbers thereof and the names of all Persons authorized to make withdrawals therefrom. There are no outstanding powers of attorney executed by or on behalf of the Company or any of its Subsidiaries relating to such accounts, lock boxes or safe deposit boxes.
(e)The Company has established and maintains a system of internal accounting controls effective in providing reasonable assurances (i) that transactions, receipts and expenditures of the Company and its Subsidiaries are being executed and made only in accordance with appropriate authorizations of management and the Board of Directors, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Company or any of its Subsidiaries and (iv) that the amount recorded for assets on the books and records of the Company and its Subsidiaries is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of the Company or any of its Subsidiaries, and, to the knowledge of the Company, the Company’s independent auditors or any Employee, Contractor or director of the Company or any of its Subsidiaries, has identified or been made aware of any fraud in the preparation of financial statements or the internal accounting controls, whether or not material, that involves management or other Employees, Contractors, directors of the Company or any of its Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any of its Subsidiaries, or any claim or allegation regarding any of the foregoing. None of the Company or any of its Subsidiaries, and, to the knowledge of the Company, any Representative of the Company or any of its Subsidiaries has received any written material complaint, allegation, assertion or claim regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or its internal accounting controls or any material inaccuracy in the financial statements of the Company or any of its Subsidiaries. To the Company’s knowledge, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported to the Board of Directors or any committee thereof or to any director or officer of the Company or any of its Subsidiaries evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective Representatives. To the Company’s knowledge, there are no significant deficiencies or material weaknesses in the design or operation of the Company’s internal controls that would reasonably be expected to materially adversely affect the Company’s ability to record, process, summarize and report financial data. There has been no material change in the Company’s accounting policies since the Company’s inception, except as described in the Financial Statements.
(f)Since the Balance Sheet Date, (i) the Company and its Subsidiaries have conducted the Business in the ordinary course of business consistent with past practice, (ii) there has not occurred a Material Adverse Effect with respect to the Company and its Subsidiaries, and (iii) neither the Company nor any of its Subsidiaries has suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance, and (iv) neither the Company nor any of its Subsidiaries has done, caused or permitted any of the actions described in Section 4.2.
2.5Litigation. There is no Legal Proceeding pending (or, to the knowledge of the Company, threatened) against the Company or any of its Subsidiaries or any of their respective assets or any of their respective directors, officers, Employees or Contractors (in their respective capacities as such or relating to their employment or services with the Company or any of its Subsidiaries), nor, to the knowledge of the Company, is there any reasonable basis therefor. There is no Order binding on the Company or any of its Subsidiaries or any of their respective properties, rights or assets or any of their respective directors, officers, Employees or Contractors (in their respective capacities as such or relating to their employment or services with the Company or any of its Subsidiaries). Neither the Company nor or any of its Subsidiaries has any Legal Proceedings pending against any other Person, nor has the Company or any of its Subsidiaries threatened to bring a Legal Proceeding against any other Person. To the knowledge of the Company, there is no Legal Proceeding pending or threatened against any Person who has a contractual right or a right pursuant to Applicable Law to indemnification or contribution from the Company or any of its Subsidiaries related to facts and circumstances existing prior to the Closing, nor, to the knowledge of the Company, is there any reasonable basis therefor.
2.6Restrictions on Business Activities.  There is no Contract or Order binding upon the Company or any of its Subsidiaries that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, whether before or immediately after and giving effect to the Merger, the effect of prohibiting, restricting or impairing any current business practice of the Company or any of its Subsidiaries, any acquisition of property by the Company or any of its Subsidiaries or the conduct or operation of the Business materially restricting the Company or any of its Subsidiaries to (a) engage or participate, or compete with any other

Person, in any line of business, market or geographic area or (b) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any Software, components, parts or services.
2.7Compliance with Laws; Governmental Permits.
(a)Each of the Company and its Subsidiaries is in material compliance and in the past three (3) years prior to the date of this Agreement, has complied with and, except as would not reasonably be expected to result in liability to the Company and its Subsidiaries taken as a whole, is not and has not been in violation of, and has not received any written notice or, to the Company’s knowledge, other communication regarding any actual or possible violation of Applicable Law.
(b)Each of the Company and its Subsidiaries has obtained each material consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which the Company or such Subsidiary currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants, and other authorizations, collectively, the “Authorizations”), and all of the Authorizations are in full force and effect. Schedule 2.7(b) of the Company Disclosure Letter sets forth a true, correct and complete list of each Authorization, if any. Neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication regarding (i) any violation of any Authorization or (ii) any revocation, withdrawal, suspension, cancellation, termination or modification of any Authorization, and to the knowledge of the Company, no such notice or other communication is forthcoming. The Company and its Subsidiaries are in material compliance with all of the terms of the Authorizations. The execution and delivery of this Agreement does not, and the performance of obligations hereunder and thereunder and the consummation of the Transactions will not contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any Authorization.
2.8Title to, Condition and Sufficiency of Assets.
(a)Neither the Company nor any of its Subsidiaries owns any real property or has ever owned any real property, nor is either party to any Contract to purchase or sell any real property. The Company and its Subsidiaries have good title to, or valid leasehold interest in, all of the properties, and interests in properties and assets, real and personal, reflected on the Balance Sheet or acquired after the Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford the Company or any of its Subsidiaries valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances.
(b)Schedule 2.8(b)(i) of the Company Disclosure Letter sets forth a true, complete and correct list of each parcel of real property currently leased, subleased or licensed by or from the Company or any of its Subsidiaries otherwise used or occupied by the Company or any of its Subsidiaries (such real property, together with the buildings, structures and improvements thereon, the “Facilities”), the name of the lessor, licensor, sublessor, master lessor and/or lessee, the date and term of the lease, license, sublease or other occupancy right and each amendment, supplement, renewals and extension thereto, the amount of any deferred rent and the aggregate annual rental payable thereunder. The Company has made available to Parent true, correct and complete copies of all leases, subleases and other agreements under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy or grants any other party the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments, supplements, renewals and extension thereto and guarantees thereof (“Leases”). Except as set forth on Schedule 2.8(b)(ii), the Company or its Subsidiaries currently occupy all of the Facilities for the operation of its business, and there are no leases, subleases, licenses, occupancy agreements, options, rights, concessions, Contracts or other written agreements or arrangements granting to any other person the right to purchase, use, or occupy any Facilities or any real property or any portion thereof or interest in any such Facility or real property. Neither the Company nor any of its Subsidiaries has received or provided any written notice of any default or event that with notice or lapse of time, or both, would constitute a default by a member of the Company or any of the Subsidiaries or any other party thereto under any Lease that remains uncured. The Company and each of its Subsidiaries have not received any written notice that any portion of a security deposit with respect to any Lease has been applied as a result of a breach or default under any Lease that has not been redeposited in full. The Company and each of its Subsidiaries have performed all of its obligations under any termination agreements pursuant to which it has terminated any leases of real property that are no longer in effect and has no continuing liability with respect to such terminated real property leases. Neither the Company nor any of its Subsidiaries is party to any agreement or subject to any claim that may require the payment of any real estate brokerage commissions, and no such commission is owed with respect to any of the Facilities.
(c)The assets and properties owned or leased by the Company and its Subsidiaries: (i) constitute all of the assets, rights and properties that are necessary for the Company and its Subsidiaries to conduct, operate and continue the conduct of the Business as presently conducted and to sell and otherwise enjoy full rights to exploitation of its assets, rights, properties and all products and services that are provided in connection with its assets, rights and properties, and (ii) constitute all of the assets, rights and properties that are used or held for use in the conduct of the Business as presently conducted, without the breach or violation of any Contract to which the Company or any of its Subsidiaries is a party or by which its properties, rights or assets are bound.
(d)All assets, rights and properties (including the Facilities) owned or leased by the Company or its Subsidiaries have been at all times maintained in all respects in accordance with generally accepted industry practice, are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the conduct of the Business as presently conducted. The operations of the Company on the Facilities do not violate any Applicable Law relating to such property or operations thereon.
(e)Neither the Company nor any of its Subsidiaries has received or provided any written notice that it is in violation of any zoning, use, occupancy, building, wetlands, or environmental regulation, ordinance or other Law relating to the Facilities. Neither the Company nor any of its Subsidiaries has received any written notice of, and, to the Company’s knowledge, there is no pending, threatened or contemplated condemnation proceeding affecting any of the Facilities or of any sale or other disposition of any of the Facilities in lieu of condemnation.
2.9Intellectual Property.
(a)Ownership. The Company and its Subsidiaries exclusively own all rights, title and interest in and to all Company Owned Intellectual Property Rights, free and clear of any Encumbrances (other than Permitted Encumbrances). Neither the Company nor any of its Subsidiaries has transferred full or partial ownership of, agreed to transfer ownership of, granted any exclusive licenses to, or agreed to grant any exclusive licenses to any Intellectual Property Rights that are, or at any time in the past were, Company Owned Intellectual Property Rights or Company Owned Data to any third party.
(b)Company Registered Intellectual Property. Schedule 2.9(b) of the Company Disclosure Letter sets forth a true, complete and correct list of all Company Registered Intellectual Property, and the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made; and all actions that are required to be taken by the Company within 120 days of the Agreement Date vis-à-vis the applicable authorities with which such Company Registered Intellectual Property was registered or filed. Each item of Company Registered Intellectual Property is valid and subsisting (or in the case of applications, applied for), and to the knowledge of the Company and its Subsidiaries, there is no reasonable basis for a claim that any Company Registered Intellectual Property is invalid or unenforceable. All registration, maintenance, renewal and other fees currently due in connection with such Company Registered Intellectual Property or any pending applications therefor have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States and foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the ownership interests of the Company and its Subsidiaries therein. No item of Company Registered Intellectual Property has been registered with “small entity” or “micro entity” status.
(c)Governmental Entities.
(i)Schedule 2.9(c) of the Company Disclosure Letter sets forth a true, complete and correct list of all Governmental Grants which the Company or any of its Subsidiaries have either applied for or received. The Company and its Subsidiaries are in material compliance with the terms, conditions, requirements and criteria of application, filing and receipt of any Governmental Grants for which the Company or its Subsidiaries have applied, including all reporting requirements as per Applicable Law.
(ii)The Company and its Subsidiaries have obtained all authorizations, consents and approvals necessary to ensure that the Transactions: (A) will not adversely affect the ability of the Company or any of its Subsidiaries to obtain the full benefit (without any additional restriction or limitation beyond those in effect prior to the Transactions) of any Governmental Grant for which the Company or any of its Subsidiaries have applied for the remaining duration thereof or require any recapture of any previously claimed incentive and (B) will not result in (x) the failure of the Company or any of its Subsidiaries to comply with any of the terms, conditions, requirements and criteria of any applicable Governmental Grant, or any Applicable Laws related thereto or (y) any claim by any Governmental Entity or other Person that the Company or any of its Subsidiaries is required to return or refund, or that any Governmental Entity is entitled to recapture, any benefit provided under any Governmental Grant.
(iii)No funding, facilities or personnel of any Governmental Entity or any university, college, other educational institution or research center were used in the development of any Company Owned Intellectual Property.

(iv)No Governmental Entity, nor any university, college, or other educational institution or research center, has any ownership interest or other claim or right in or to any Company Owned Intellectual Property.
(d)Company Products. Schedule 2.9(d) of the Company Disclosure Letter sets forth a true, complete and correct list of all Company Products (by version) currently being produced, marketed, licensed, supported, sold, distributed or otherwise provided by the Company or any of its Subsidiaries, and any Company Product currently under development and scheduled for commercial release within ninety (90) days of the Agreement Date.
(e)Invention Assignment and Confidentiality Agreement. The Company and its Subsidiaries have secured from all (i) Employees, (ii) Contractors and (iii) any other Persons or third parties who contributed to the creation of any Company Owned Intellectual Property (each Person, an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ rights, title and interest in and to such Intellectual Property arising in connection with the service performed by such Authors for or on behalf of the Company and its Subsidiaries and, to the fullest extent permitted under Applicable Law, have obtained the waivers of all non-assignable rights, including moral rights with respect thereto. Without limiting the foregoing, the Company and its Subsidiaries have obtained written and, to the knowledge of the Company, enforceable proprietary information and invention disclosure and Intellectual Property assignments and moral rights waivers from all current and former Authors and, in the case of Patents, such assignments have been recorded with the relevant authorities in the applicable jurisdictions. The Company has made available to Parent copies of all such forms currently and historically used by the Company or any of its Subsidiaries, and each proprietary information and invention disclosure and Intellectual Property assignment and moral rights waiver executed by each Author is substantially similar to the forms the Company has made available to Parent.
(f)No Violation. To the knowledge of the Company, no Employee or Contractor is: (i) bound by or otherwise subject to any Contract with a third party restricting such Employee or Contractor from performing his/her duties for the Company or its Subsidiaries or (ii) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to his/her activities as an Employee or Contractor.
(g)Confidential Information. The Company and its Subsidiaries have taken reasonable steps to protect and preserve the confidentiality of all information of the Company and its Subsidiaries that is or was confidential or non-public (including all Trade Secrets), as well as confidential or non-public information provided by any third party to the Company or any of its Subsidiaries under a written obligation of confidentiality (“Company Confidential Information”). All Employees and Contractors who had access to Company Confidential Information and any third party having access to Company Confidential Information, in each case such access provided by, or on behalf of, the Company, have executed and delivered to the Company a written legally binding agreement regarding the protection of such Company Confidential Information.
(h)Non-Infringement. The operation of the Business, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and (ii) the use by the Company or any of its Subsidiaries of any product, device, process or service used in the Business as previously conducted by the Company or any of its Subsidiaries, has not in the past six (6) years Infringed, and as currently conducted does not Infringe, any Intellectual Property

Rights, or any rights of publicity, privacy or other rights to use the name, likeness, image, photograph, voice, identity or Personal Data, of a third party in any material respect.
(i)Legal Proceedings. Neither the Company nor any of its Subsidiaries, to the knowledge of the Company, has been sued in any Legal Proceeding or received any written notice (including cease and desist letters and invitations to take a patent license) alleging that the Company or any of its Subsidiaries has Infringed or, by conducting the Business, would Infringe any Intellectual Property Rights or any rights of publicity, privacy or other rights to use the name, likeness, image, photograph, voice, identity or Personal Data of any other Person. In the past six (6) years, no Infringement or similar Legal Proceeding is pending or has been threatened in writing (or, to the knowledge of the Company, by any non-written means of communication) against any Person who may be entitled to be indemnified, defended, held harmless or reimbursed by the Company or its Subsidiaries with respect to such Legal Proceeding.
(j)Third Party Infringement. To the knowledge of the Company, there is no, and there has not in the past six (6) years been any Infringement of any Company Owned Intellectual Property Rights. Neither the Company nor any of its Subsidiaries has brought or threatened any Legal Proceeding against a third party for Infringement of any Intellectual Property Rights.
(k)Licenses; Agreements.
(i)Schedule 2.9(k)(i) of the Company Disclosure Letter sets forth a true, complete and correct list of all Contracts pursuant to which Intellectual Property is being licensed or otherwise conveyed or provided, or is or has been sold, or assigned to the Company or any of its Subsidiaries, including any Company Data Agreements (other than with respect to (A) generally commercially available Software or software-as-a-service that is licensed to or procured by the Company or any of its Subsidiaries for an annual fee of less than $25,000, (B) Open Source Materials, (C) information or material that is provided to the Company by customers pursuant to the Standard Terms, (D) permitted use right to confidential information in a nondisclosure agreement, (E) Intellectual Property Rights licensed pursuant to an Incidental License, and (F) Intellectual Property Rights that have been assigned or licensed to the Company pursuant to the Company’s standard form of Author agreements, in each case entered in the ordinary course of business) (“Inbound Licenses”).
(ii)Schedule 2.9(k)(ii) of the Company Disclosure Letter sets forth a true, complete and correct list of each Contract pursuant to which Intellectual Property (including any Company Owned Intellectual Property) is being licensed or otherwise conveyed or provided, or is or has been sold or assigned, by the Company or its Subsidiaries to any Person (other than (A) permitted use rights to confidential information in nondisclosure agreements, (B) Incidental Licenses, and (C) Standard Terms in each case entered in the ordinary course of business) (“Outbound Licenses”). Neither the Company nor any of its Subsidiaries is bound by, and no Company Owned Intellectual Property Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert, or enforce any Company Owned Intellectual Property Rights anywhere in the world.
(l)Intellectual Property and Data Agreements.
(i)Neither the Company nor any of its Subsidiaries is (nor will be as a result of the execution and delivery or effectiveness of this Agreement or any of the Transaction

Documents or the performance of obligations hereunder or thereunder), in breach of any Company Intellectual Property Agreement or Company Data Agreement, and the consummation of the Transactions will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations, or remedies with respect to any Company Intellectual Property Agreements or Company Data Agreements, or give any party to any Company Intellectual Property Agreement or Company Data Agreement the right to do any of the foregoing.
(ii)At and after the Closing, the Surviving Corporation (as a wholly owned subsidiary of Parent) will be permitted to exercise all of the rights of the Company and its Subsidiaries under the Company Intellectual Property Agreements and the Company Data Agreements to the same extent the Company and its Subsidiaries would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or any of its Subsidiaries would otherwise be required to pay.
(iii)There are no disputes or Legal Proceedings (pending or threatened) regarding the scope of any Company Intellectual Property Agreements or Company Data Agreements, or performance under any such agreements including with respect to any payments to be made or received by the Company or any of its Subsidiaries thereunder.
(iv)The Company and its Subsidiaries either own or have obtained written licenses (sufficient for the conduct of the Business) to all Intellectual Property that is incorporated into, integrated or bundled by the Company or any of its Subsidiaries with any of the Company Products.
(m)Effects of the Transactions. None of the execution or delivery of this Agreement or any of the Transaction Documents, the performance of obligations hereunder or thereunder or the consummation of the Transactions or any assignment to Parent that is deemed to occur as a result of or following the consummation of the Transactions, by operation of law or otherwise, of any Contracts to which the Company or any of its Subsidiaries is a party or by which any of its or their assets are bound, will result in: (i) other than the making of all filings and notifications as may be required or advisable in connection with the transactions described herein under the Antitrust Laws and the receipt of all clearances, approvals, authorizations, consents, and waiting period expirations or terminations as may be required or advisable in connection with the transactions described herein under the Antitrust Laws, requiring any consent, approval or waiver from or notice to any Person pursuant to, or give rise to a right of termination, cancellation, incremental loss or acceleration of any obligation or loss of any benefit under any Intellectual Property or Company Data, (ii) Parent or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights or data owned by, or licensed to Parent or any of its Affiliates, (iii) Parent or any of its Affiliates (other than the Surviving Corporation and its Subsidiaries), being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, (iv) the Surviving Corporation or Parent being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions, or (v) any loss of rights with respect to, or other material adverse impact to, any Intellectual Property or Company Data.
(n)Company Source Code. Neither the Company nor any of its Subsidiaries has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than (i) disclosures to Employees and Contractors involved in the development of Company Owned Intellectual Property under standard confidentiality obligations and (ii) to the company performing due diligence on the Company Source Code on behalf of Parent. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any of its Subsidiaries of any Company Source Code, other than disclosures to Employees and Contractors involved in the development of Company Owned intellectual Property. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any Company Source Code.
(o)Open Source Software.
(i)Schedule 2.9(o)(i) of the Company Disclosure Letter sets forth a true, complete and correct list of all Open Source Materials combined with, distributed with, or used in any Company Products.
(ii)Neither the Company nor any of its Subsidiaries has (A) incorporated Open Source Materials into, or combined or linked Open Source Materials with, the Company Owned Intellectual Property or Company Products, (B) distributed Open Source Materials in conjunction with any Company Owned Intellectual Property or Company Products or (C) used any Open Source Materials, in such a way that, with respect to clauses (A), (B) or (C), grants or creates an obligation for the Company or any of its Subsidiaries to grant, to any third party, any rights or immunities under any Company Owned Intellectual Property (including any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other Software or other Technology incorporated into, derived from or distributed with such Open Source Materials be (x) disclosed or distributed in source code form, (y) be licensed for the purpose of making derivative works, or (z) be redistributable at no charge).
(p)Company Software. None of the computer systems, programs or Software that is owned or purported to be owned by the Company or its Subsidiaries (collectively, the “Company Software”): (A) contains any bug, defect or error (including any bug, defect or error relating to or resulting from the display, manipulation, processing, storage, transmission or use of data) that materially and adversely affects the use, functionality or performance of such Company Software or any product or system containing or used in conjunction with such Company Software or (B)  contains or has contained any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other similar code designed or intended to have, or capable of, disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed, or damaging or destroying any data or file without the user’s consent (collectively, “Contaminants”).
(q)Information Technology.
(i)Status. The arrangements relating to the information and communications technology infrastructure and systems (including Software, hardware, networks and websites that support the same) that is used in the Business (collectively, the “ICT Infrastructure”) will not be adversely affected by the Transactions, and the ICT Infrastructure will continue to be available for use by the Company and its Subsidiaries immediately following the consummation of the Transactions on substantially the same terms and conditions as prevailed immediately before the Closing, without further action or payment by Parent. There has not been any material failure in the past three (3) years with respect to any of the ICT Infrastructure. The ICT Infrastructure that is currently used in the Business constitutes all the information and communications technology and other systems infrastructure reasonably necessary to carry on the Business as currently conducted, including having sufficient capacity and maintenance and support requirements to satisfy the requirements of the Business as currently conducted with regard to information and communications technology, data Processing and communications. The ICT Infrastructure is: (A) in good working order and functions in accordance with all applicable documentation and specifications, (B) maintained and supported in accordance with industry practice and is covered by reasonable maintenance and warranty provisions and (C) protected by reasonable and appropriate security, business continuity, and disaster recovery plans and arrangements that are tested on a periodic basis, including taking and storing back-up copies (both on- and off-site) of the Software and any data in the ICT Infrastructure and following procedures consistent with generally accepted industry standards for preventing the introduction of Contaminants to, and unauthorized access of, the ICT Infrastructure.
(ii)ICT Agreements. All Contracts relating to the ICT Infrastructure are valid and binding and no Contract (including any Inbound License) that relates to the ICT Infrastructure has been the subject of any breach by the Company or any of its Subsidiaries, or to the knowledge of the Company, any other Person, and neither the Company nor any of its Subsidiaries (A) has waived any breach thereof by any other Person, (B) has received any notice of termination of any such Contract and (C) knows of any circumstances that would give rise to a breach, suspension, variation, revocation or termination of any such Contract without the consent of the Company or its Subsidiaries (other than termination on notice in accordance with the terms of such Contract).
2.10Privacy and Company Data.
(a)The data, privacy and security practices of the Company and its Subsidiaries conform and in the past three (3) years have conformed, in all material respects, to all of the Privacy Commitments, applicable Privacy Laws, and Company Data Agreements. Where required by applicable Privacy Laws, the Company and its Subsidiaries have in the past three (3) years: (i) complied with all applicable general principles regarding the Processing of Private Data in accordance with applicable Privacy Laws, including the principles of lawfulness, fairness and transparency of the Processing, and ensured that any Processing of Private Data is justified on a valid legal basis, (ii) provided adequate information and notice to and obtained any necessary consents from data subjects required for the Processing of Private Data as conducted by or for the Company or any of its Subsidiaries and (iii) abided by any privacy choices (including opt-out preferences) and requests to exercise rights of access, rectification, erasure or any other applicable rights under Privacy Laws of data subjects relating to Private Data (such obligations, together with those contained in Privacy Policies, collectively, “Privacy Commitments”). The Company and its Subsidiaries have introduced and applied appropriate data protection policies and procedures concerning the collection, use, storage, retention and security of Personal Data and for the purpose of implementing data protection by design and by default, and implemented regular use testing, audits or other documented mechanisms designed to comply with such policies and procedures. Where required by Privacy Laws, the Company and its Subsidiaries have carried out and maintained complete, accurate and up to date records of data processing activities and data protection impact assessments in respect of all relevant Processing. The Company and its Subsidiaries have adopted commercially reasonable measures to mitigate the material risks identified in such assessments. Neither the execution or delivery of this Agreement or any of the Transaction Documents nor the performance of obligations hereunder or thereunder nor the taking over by Parent of any of the databases, Company Data and other information relating to the customers of the Company or any of its Subsidiaries will cause, constitute, or result in a breach or violation of any Privacy Laws, Privacy Commitments, any Company Data Agreements, or Standard Terms. True and accurate copies of all current and prior Privacy Policies have been made available to Parent.
(b)The Company and its Subsidiaries have established and maintained appropriate technical, physical, and organizational measures, and security systems and technologies, in material compliance with all applicable data security requirements under Privacy Laws, Company Data Agreements and Privacy Commitments that are designed to protect Company Data and other Company Confidential Information, including Personal Data, maintained by or for the Company and its Subsidiaries against accidental or unlawful access or Processing in a manner appropriate to the risks represented by the access or Processing of such data by the Company or any of its Subsidiaries and its data processors, as monitored through regular penetration tests and vulnerability assessments (including by remediating any and all material identified vulnerabilities). The Company and its Subsidiaries have taken commercially reasonable steps to train Employees on all applicable aspects of Privacy Laws, Privacy Commitments and, to the extent applicable, the Company Data Agreements, and have bound all Employees and Contractors with access to such data to appropriate written obligations of confidentiality.
(c)In the past three (3) years, no material breach, security incident, or violation of any Privacy Laws or Privacy Commitments (including any Personal Data Breach) in relation to Company Data (including Private Data) maintained by or for the Company or its Subsidiaries has occurred or is threatened, and there has been no unauthorized or illegal Processing of any such Company Data. To the knowledge of the Company, no circumstance has arisen in which any Company Data Agreement or Privacy Commitment would require the Company or any of its Subsidiaries to notify any Governmental Entity (including any supervisory authority) or any other Person of an actual or suspected Personal Data Breach, data security breach or security incident.
(d)In the past three (3) years and, to the knowledge of the Company prior to that period, neither the Company nor any of its Subsidiaries has received written notice of or experienced, and does not have knowledge of, any circumstance that would reasonably be expected to give rise to, any Legal Proceeding, notice, communication, court order, warrant, complaint, demand, regulatory opinion, audit result, investigation, sanction or allegation, from a Governmental Entity (including any supervisory authority) or any other Person: (i) alleging or confirming material non-compliance with a requirement of Privacy Laws or Privacy Commitments, (ii) requiring or requesting the Company or any of its Subsidiaries to cease Processing or take any action regarding Company Data or any other Personal Data in the possession, control, or custody of the Company or any of its Subsidiaries, (iii) permitting or mandating relevant Governmental Entities (including any supervisory authority) to investigate, audit, requisition information from, or enter the premises of, the Company or any of its Subsidiaries or (iv) claiming compensation from the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has been involved in any Legal Proceedings involving a breach or alleged breach of Privacy Laws or Privacy Commitments.
(e)Schedule 2.10(e) of the Company Disclosure Letter sets forth a true, correct and complete list of each notification and registration made by the Company or any of its Subsidiaries under Privacy Laws with relevant Governmental Entities (including any supervisory authority) in connection with the Processing of Private Data. To the knowledge of the Company, all such notifications and registrations are valid, accurate, complete, and fully paid up, and the consummation of the Transactions will not invalidate such notification or registration or require such notification or registration to be amended. Other than the notifications and registrations set forth on Schedule 2.10(e) of the Company Disclosure Letter, no other registrations or notifications are required in connection with the Processing of Private Data by the Company or any of its Subsidiaries.
(f)Where the Company or any of its Subsidiaries uses a data processor to Process Private Data on its or their behalf, (i) the Company and its Subsidiaries have introduced measures to undertake due diligence on data processors and have selected data processors providing sufficient guarantees to implement appropriate technical and organizational measures in such a manner that Processing will meet the requirements of applicable Privacy Laws and are designed to protect the rights of the data subject, (ii) the data processor has provided guarantees, warranties or covenants in relation to Processing of Private Data and (iii) there is in existence a written Contract between the Company or its Subsidiary, on the one hand, and each such data processor, on the other hand, which complies with the requirements of all Privacy Laws and Privacy Commitments and any applicable Company Data Agreements. To the knowledge of the Company, no data processors have materially breached any Company Data Agreements. Where the Company or its Subsidiaries transfer or have transferred Personal Data outside the European Economic Area or United Kingdom to third countries, the Company and its Subsidiaries have implemented measures designed to have such transfer performed in accordance with the requirements of all Privacy Laws, Privacy Commitments and Company Data Agreements and that, where required, appropriate safeguards are in place for the transfer by way of a valid data transfer mechanism. The Company has made available to Parent true, correct, and complete copies of all such appropriate safeguards.
(g)The Company and its Subsidiaries maintain appropriate documentation in order to be able to demonstrate that they conform and have conformed, in all material respects, with their obligations under Privacy Laws.
(h)The Company and its Subsidiaries have valid and subsisting contractual rights to Process or to have Processed all third-party-owned data obtained or collected by or for the Company or any of its Subsidiaries (“Licensed Data”) in the manner that it is Processed by or for the Company or any of its Subsidiaries. The Company and its Subsidiaries have all necessary rights, permissions, and authorizations required under Privacy Laws and relevant Contracts to retain, produce copies, prepare derivative works, disclose, combine with other data, and grant third parties rights, as the case may be, to each of the Licensed Data as necessary for the operation of the Business. The Company and its Subsidiaries have been and are in compliance, in all material respects, with all Contracts pursuant to which the Company or any of its Subsidiaries Processes or has Processed Licensed Data, and the consummation of the Transactions will not conflict with, or result in any violation or breach of, or default under, any such Contract.
2.11Taxes.
(a)All income and other material Tax Returns required to be filed with respect to the Company and its Subsidiaries prior to the Closing Date have been properly completed and timely filed. All such Tax Returns are true and complete in all material respects. Any material amount of Taxes (whether or not shown on any Tax Return) required to be paid by or in respect of the Company or any of its Subsidiaries has been timely paid in full when due. There are no Encumbrances for Taxes against any of the assets of the Company or any of its Subsidiaries, other than statutory liens in respect of Taxes not yet due and payable.
(b)The Company has delivered to Parent true, correct and complete copies of (i) all Tax Returns filed on or after December 31, 2017, examination reports, and statements of deficiencies, adjustments, and proposed deficiencies and adjustments in respect of the Company or any of its Subsidiaries, (ii) any audit report issued by a Governmental Entity relating to any Taxes due from or with respect to the Company, (iii) any closing or settlement agreements entered into by or with respect to the Company with any Governmental Entity, (iv) all material written communications to, or received by the Company from, any Governmental Entity with respect to Taxes, including Tax rulings and Tax decisions and (v) all Tax opinions and memoranda prepared by external tax advisors regarding Taxes and similar documents prepared by or for the Company.
(c)The Balance Sheet reflects all Liabilities for unpaid Taxes of the Company or any of its Subsidiaries for periods (or portions of periods) ending on or before the Balance Sheet Date in accordance with GAAP. Neither the Company nor any of its Subsidiaries has any Liability for unpaid Taxes accruing after the Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice subsequent to the Balance Sheet Date or that are attributable to the transactions referred to in this Agreement.
(d)There is (i) no current or pending audit or other controversy in respect of Taxes or any Tax Return of the Company or any of its Subsidiaries, (ii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Entity, (iii) no extension or waiver of any statute of limitations on the assessment of any Taxes granted by the Company or any of its Subsidiaries currently in effect and (iv) no agreement to any extension of time for filing any Tax Return that has not been filed. No adjustment relating to any Tax Return filed by the Company or any of its Subsidiaries has been proposed by any Tax Authority to the Company, any of its Subsidiaries or any representative thereof. No claim has ever been made by any Governmental Entity in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. No power of attorney has been granted with respect to any matter related to Taxes of the Company.
(e)[Reserved.]
(f)Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax Sharing Agreement.
(g)Neither the Company nor any of its Subsidiaries has participated in, and is not currently participating in, a “reportable transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulations Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or non-U.S. law.
(h)Neither the Company nor any of its Subsidiaries has (i) ever been a member of a consolidated, combined, unitary or aggregate group (other than a group, the common parent of which is the Company or one of its Subsidiaries), (ii) any liability for the Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by contract, by operation of law or otherwise (other than pursuant to contracts entered into in the ordinary course of business the primary purpose of which does not relate to Taxes) or (iii) ever been a party to any joint venture, partnership or other agreement that was treated by the Company or any of its Subsidiaries as a partnership for Tax purposes.
(i)Neither the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Post-Closing Tax Period as a result of (i) any change in method of accounting for a Pre-Closing Tax Period, (ii) any “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law) executed on or prior to the Closing Date, (iii) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law) with respect to a transaction occurring on or prior to the Closing Date, (iv) any installment sale or open transaction disposition made on or prior to the Closing Date or (v) any prepaid amount received on or prior to the Closing Date (other than any prepaid amount in the ordinary course of business). Neither the Company nor any of its Subsidiaries has deferred the payment or remittance of any Taxes with respect to a Pre-Closing Tax Period to a Post-Closing Tax Period pursuant to an election under Section 965(h) of the Code, the deferral of payroll Taxes under any COVID-19 Law or any corresponding or similar provision of state, local, or non-U.S. Tax law.
(j)The Company’s Subsidiaries have never made an election pursuant to Section 897(i) of the Code to be treated as a domestic corporation.
(k)The Company and its Subsidiaries have (i) to the extent deferred, properly complied in all material respects with all Applicable Law in order to defer the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act or any similar provision under state, local or non-U.S. law, (ii) to the extent applicable, eligible, and claimed, or intended to be claimed, properly complied in all material respects with all legal requirements and duly accounted for any available Tax credits under Sections 7001 through 7004 of the Families First Coronavirus Response Act and Section 2301 of the CARES Act or any similar provisions under state, local, or non-U.S. law, (iii) not deferred any payroll Tax obligations (including those imposed by Sections 3101(a) and 3201 of the Code) (for example, by a failure to timely withhold, deposit or remit such amounts in accordance with Applicable Law) pursuant to or in connection with the CARES Act or any similar provision under state, local or non-U.S. law, and (iv) not sought (nor has any Affiliate or any other Person that would be aggregated with the Company and treated as one employer for purposes of Section 2301 of the CARES Act sought) a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. § 636(a)), as added by Section 1102 of the CARES Act or any similar provision under state, local or non-U.S. law.
(l)Each of the Company and its Subsidiaries is and always has been a resident for Tax purposes solely in its country of incorporation, and is not subject to Tax in any jurisdiction other than its country of incorporation, by virtue of having Employees, a permanent establishment or any other place of business in such jurisdiction or by virtue of exercising management and control in such jurisdiction.
(m)The Company and its Subsidiaries have made available to Parent all documentation relating to any applicable Tax holidays or incentives. Schedule 2.11(m) of the Company Disclosure Letter lists each Tax incentive to which the Company and any of its Subsidiaries are entitled, the period for which such Tax incentive applies, and the nature of such Tax incentive. The Company is in compliance with the requirements for any applicable Tax holidays or incentives.

(n)All transactions or arrangements between the Company, any of its Subsidiaries and/or any other companies or persons affiliated to the Company are and were effected at arm’s length terms and have been made in full compliance with applicable transfer pricing law and regulations of each Applicable Law (including the Treasury Regulations promulgated under Section 482 of the Code). The Company has at all times been in timely compliance in all material respects with any documentation and recordkeeping requirements under applicable transfer pricing Laws.
(o)Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (or similar tax-free spin-off or demerger transaction under non-U.S. Tax law).
(p)Each of the Company and its Subsidiaries has (i) complied in all material respects with all Applicable Law relating to the payment, reporting or withholding of Taxes in respect of payments to other Persons, (ii) withheld (within the time and in the manner prescribed by Applicable Law) from employee wages or consulting compensation and paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law and (iii) properly maintained any documentation required for information reporting purposes, in each case for all Pre-Closing Tax Periods.
(q)No closing agreements, private letter rulings, Tax decisions or similar agreements, arrangements or rulings relating to Taxes have been entered into or issued by any Governmental Entity with or in respect of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has requested or received a ruling from any Tax Authority. Neither the Company nor any of its Subsidiaries is party to an arrangement or agreement with any Tax Authority that requires it to take any action or to refrain from taking any action relating to Taxes or that would be terminated as a result of the transaction contemplated by this Agreement.
(r)Schedule 2.11(r) of the Company Disclosure Letter sets forth, with respect to the Company and its Subsidiaries, (i) the U.S. federal income tax classification of each entity, (ii) the taxable year end of such entity, and (iii) whether an election under Treasury Regulations Section 301.7701-3 has ever been made with respect to such entity, and the effective date of any such election.
(s)Schedule 2.11(s) to the Company Disclosure Letter sets forth a true, correct and complete list of all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company or any of its Subsidiaries is a party. Each such nonqualified deferred compensation plan has a plan document that satisfies the requirements of Section 409A of the Code and has been operated in compliance with the requirements of Section 409A of the Code and the terms of such plan document, in each case such that no Tax is or has been due or payable under Section 409A of the Code. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code.
(t)The exercise price of all Options granted to persons who are, or at a time while a holder of such Options were, subject to U.S. Tax laws is at least equal to the fair market value of a share of Common Stock on the date such Options were granted, as determined in accordance with Section 409A of the Code, as well as Section 422 of the Code if applicable, and neither the Company nor Parent or any of their Affiliates has incurred or will incur any Liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Options. All Options have been granted in accordance with the terms of the applicable Company Equity Plan and each Option is intended to be exempt from Section 409A of the Code.
(u)There is no agreement, plan, arrangement or other Contract covering any Employee or other service provider of the Company or any of its Subsidiaries or is a party or by which the Company or any of its Subsidiaries or any of their respective assets is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code (without regard to the exceptions set forth in Section 280G(b)(4) and Section 280G(b)(5) of the Code) or any corresponding or similar provision of state, local or foreign Tax law. Schedule 2.11(u) of the Company Disclosure Letter sets forth a true, correct and complete list of each Person (whether U.S. or foreign) who the Company reasonably believes is, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date. No securities of the Company are readily tradable on an established securities market or otherwise (within the meaning of Section 280G and the regulations promulgated thereunder) such that the Company is ineligible to seek Stockholder approval in a manner that complies with Section 280G(b)(5) of the Code.
(v)The Company and its Subsidiaries have (i) materially complied with their obligations under any law relating to all sales, use, value added, goods and services and similar Taxes (“VAT”), (ii) collected all material VAT required to be collected and (iii) timely remitted such Taxes to the appropriate Governmental Entity in accordance with Applicable Laws.
(w)The representations made in this Section 2.11 are equally made with respect to any predecessors of the Company and, if applicable, any of its Subsidiaries.
(x)The representations in this Section 2.11 and Section 2.12 constitute the sole representations with respect to Tax matters made by the Company. No representation is made as to the use or availability of any net operating loss, tax credit, tax basis or other Tax asset of the Company in any taxable period or portion thereof beginning after the Closing Date. The representations in this Section 2.11 are not intended to serve as representations for Taxes attributable to any Tax periods (or portions thereof) beginning after the Closing Date (except with respect to the representations set forth in Section 2.11(f), Section 2.11(i), Section 2.11(k) and Section2.11(q)).
2.12Employee Benefit Plans and Employee Matters.
(a)Employee List. Schedule 2.12(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all current Employees, and correctly reflects the following information for each current Employee, subject to and in accordance with Applicable Laws: (i) employee ID and date of hire; (ii) job position, primary work location, immigration or visa status (e.g., type of visa and expiration date), active or inactive status (and if on leave, type of leave and expected date or return), full-time or part-time status, each U.S. Employee’s classification as either exempt or non-exempt from the hours of work and overtime pay requirements under any Applicable Law, and bargaining unit (if applicable); (iii) annual base salary or hourly wage rate, as applicable; and (iv) bonus entitlements, deferred compensation or commission arrangements, severance entitlements, accrued and unused vacation or paid time off, any other material compensation or employee benefits.
(b)Schedule 2.12(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all the current Contractors as of the Agreement Date and, for each, such individual’s primary work location, nature of services provided to the Company, compensation, the initial date of such individual’s engagement, the term of the engagement, prior notice entitlement and whether such engagement has been terminated by written notice by either party thereto. All Contractors are, and during the past four (4) years, have been, properly classified as contractors. To the knowledge of the Company, the Company does not have, and during the past four (4) years, has not had, any material Liability with respect to any misclassification of any Person (including the Contractors) as a contractor.
(c)Schedule 2.12(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all Employee Plans and separately identifies each Employee Plan providing for (i) a Change in Control Payment, (ii) a potential Post-Signing Severance Obligation, and (iii) any retention payment or obligation that is not a Change in Control Payment, and for clauses (i) through (iii), each of the individuals entitled to such payments and/or obligations and the amounts associated thereto. Except as set forth on Schedule 2.12(c), there are no contractual rights to receive severance or Change in Control Payments.
(d)Neither the Company nor any of its Subsidiaries sponsors or maintains any self-funded Employee Plan, including any plan to which a stop-loss policy applies. The Company has made available to Parent a true, correct and complete copy of each of the Employee Plans and related plan documents (including trust documents, administrative service agreements, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each Employee Plan that is subject to ERISA reporting requirements, made available to Parent true, correct and complete copies of the Form 5500 reports filed for the last three (3) plan years and all schedules attached thereto and any similar reports required to be filed with any non-U.S. governmental agency. With respect to each Employee Plan, the Company has made available to Parent accurate and complete copies, to the extent applicable, of the following: (i) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto; (ii) the most recent Internal Revenue Service determination, opinion or advisory letter and any pending request for such a letter; (iii) the three (3) most recent nondiscrimination tests performed under the Code; and (iv) all material correspondence within the past three (3) years to or from any Governmental Entity relating to any Employee Plan. Any Employee Plan intended to be qualified under the Tax laws or similar Applicable Laws in other jurisdictions fulfills all applicable requirements for such qualification and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to adversely affect the qualified status of any such Employee Plan. Each Employee Plan intended to be “qualified” within the meaning of Section 401(a) of the Code and has received a favorable determination, opinion or advisory letter from the Internal Revenue Service with respect to each such Employee Plan as to its qualified status under the Code.
(e)None of the Employee Plans promises or provides medical or other welfare benefits to any person following retirement or other termination of employment other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or similar Applicable Law for which the covered individual pays the full cost of coverage, and each of the Company and its Subsidiaries has complied with the requirements of COBRA and any such similar Applicable Law, as applicable. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code, whether or not subject to ERISA, and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Employee Plan that could reasonably be expected to result in liability to the Company. Each Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and each of the Company and its ERISA Affiliates has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Employee Plans in each case, in all material respects. All contributions required to be made by the Company or any ERISA Affiliate to any Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business consistent with past practice after the Balance Sheet Date as a result of the operations of the Company and its Subsidiaries after the Balance Sheet Date). No Employee Plan is or has ever been covered by, and neither the Company nor any ERISA Affiliate has incurred or could incur any Liability under Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 or 430 of the Code. Each Employee Plan can be amended, terminated, replaced or otherwise discontinued after the Closing without Liability to Parent or Merger Sub (other than ordinary administrative expenses typically incurred in a termination event), all subject to Applicable Law. With respect to each Employee Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, each of the Company and its ERISA Affiliates has prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and has properly and timely filed and distributed or posted all notices and reports to Employees required to be filed, distributed or posted with respect to each such Employee Plan. No suit, administrative proceeding, action, litigation or claim has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Employee Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor.
(f)Neither the Company nor any ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code or any “multiple employer welfare arrangement,” within the meaning of Section 3(40) of ERISA.
(g)Neither the Company nor any of its Affiliates has (i) ever been an employer in relation to, participated in or had any liability (whether prospective, contingent or otherwise) to or in respect of a Non-U.S. Plan constituting a defined benefit pension program or scheme or (ii) otherwise entered into any contractual arrangements, or given any promises or commitments, relating to providing defined benefit pension benefits to employees or officers (or former employees or officers) pursuant to any plan, program, agreement or arrangement that would constitute a Non-U.S. Plan. If required under Applicable Law to be funded and/or book-reserved, such Non-U.S. Plan is funded and/or book-reserved, as appropriate, to the extent so required by Applicable Law.
(h)The Company and its Subsidiaries, for the past three (3) years, have been and are in material compliance with all Applicable Law and Contracts respecting employment, termination of employment, enforcement of labor laws, discrimination in employment, equal opportunity, pay equity, labor standards, collective bargaining, human rights, accessibility, sexual harassment and other forms of harassment, terms and conditions of employment, notice to Employees regarding employment terms, employee benefits, worker classification (including the proper classification of workers as contractors), engagement of Contractors, wages, withholding of Taxes, pay slips, hours of work, overtime hours, meal and rest periods, misclassification, working during rest days, employee leave laws, occupational safety and health and employment practices, COVID-19, workers’ compensation, immigration, including the Immigration Reform and Control Act and, with respect to each Employee Plan, (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder; (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder; (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder; (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations thereunder; (v) the Age Discrimination in Employment Act of 1967, as amended; (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder; (vii) the Patient Protection and Affordable Care Act and (viii) the Health Care and Education Reconciliation Act of 2010, or any amendment to each such act, or any similar provisions of state law, in each case of clauses (i) through (viii), including similar Applicable Laws for Employees located outside of the United States. Neither the Company nor any of its Subsidiaries has any Liability with respect to any misclassification of: (i) any Employee leased from another employer, (ii) any Employee currently or formerly classified as exempt from overtime wages or (iii) any Contractor. To the knowledge of the Company, neither the Company nor any of its Subsidiaries is engaging in, and during the past three (3) years, has engaged in, any unfair labor practice. Neither the Company nor any of its Subsidiaries is liable for any material arrears of wages, compensation, Taxes, or any penalties or other sums for failure to comply with any Applicable Law. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any of their respective Employees or Contractors, which controversies have or would reasonably be expected to result in a Legal Proceeding. The Company and its Subsidiaries have satisfied any pre-signing legal or contractual requirement to provide notice to, or to enter into any consultation procedure with, any Labor Organization in connection with the execution of this Agreement or the transactions contemplated by this Agreement.
(i)To the knowledge of the Company, in the last three (3) years, (i) no allegations of illegal discrimination, violence, sexual harassment or misconduct or other harassment have been made against any Employee at the level of manager or above, and (ii) the Company and its Subsidiaries have not entered into any settlement agreements with a current or former officer, employee or independent contractor of the Company or its Subsidiaries related to allegations of illegal discrimination, violence, sexual harassment or misconduct, or other harassment by an Employee at the level of manager or above.
(j)The Company has made available to Parent true, correct and complete copies of each of the following: (i) all forms of offer letters (and any individual offer letters that materially deviate from them); (ii) all forms of employment agreements, notice of employment terms, if relevant, termination and severance agreements (and any individual agreements that materially deviate from such forms); (iii) all forms of agreements with Contractors; (iv) all forms (and any individual agreements that materially deviate from such forms) of confidentiality, non-competition, non-solicitation, or inventions agreements between, on one hand, Employees or Contractors and, on the other hand, the Company or any of its Subsidiaries (and a true, correct and complete list of Employees, Contractors and/or others not subject thereto); and (v) any collective bargaining agreement, or any other Contract with any labor or trade union, works council, employee representative body, labor organization or other representative of employees (collectively, “Labor Organization”).
(k)Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining agreement or Contract with any Labor Organization (collectively, “CBA”). No CBA is being negotiated by the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has any duty to bargain with any Labor Organization. There are no Labor Organizations representing, and to the knowledge of the Company, there is no such group purporting to represent, or seeking to represent, any Employees. To the knowledge of the Company, there are no activities or proceedings of any Labor Organization to organize Employees. There is no current or pending, and for the past three (3) years, has not been, any labor dispute, strike or work stoppage against the Company or any of its Subsidiaries, nor to the knowledge of the Company has one been threatened. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their respective Representatives has committed any illegal or unfair labor practice in connection with the conduct of the Business, and there is no charge or complaint pending against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity pending or, to the knowledge of the Company, threatened.
(l)To the knowledge of the Company, no Employee is in violation of any material term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such Employee to be employed by the Company or any of its Subsidiaries. No Contractor is in violation of any term of any non-competition agreement or any restrictive covenant to a former employer or client relating to the right of any such Contractor to be providing services to the Company or any of its Subsidiaries. No Employee has given written notice to the Company or any of its Subsidiaries of an intent to terminate his or her employment and, to the knowledge of the Company, no Employee intends to terminate his or her employment with the Company or any of its Subsidiaries. The employment of each of the Employees is “at will” (except for non-U.S. Employees located in a jurisdiction that does not recognize the “at will” employment concept) and neither the Company nor any of its Subsidiaries has any obligation to provide more than thirty (30) days’ written notice prior to terminating the employment of any of their respective Employees (except for non-U.S. Employees located in a jurisdiction with different termination requirements).
(m)In the past three (3) years, neither the Company nor any of its Subsidiaries has engaged in any acts that would trigger obligations under the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), and any similar state or local law or similar Applicable Law outside of the United States. Neither the Company nor any of its Subsidiaries has caused any of the Employees to suffer an “employment loss” (as defined in the WARN Act or other similar Applicable Law) during the ninety (90)-day period immediately preceding the Agreement Date.
(n)None of the execution or delivery of this Agreement or any of the Transaction Documents, the performance of obligations hereunder or thereunder, the consummation of the Transactions, any termination of employment or service and any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former director, Employee or Contractor (other than payment of the applicable portion of the Aggregate Consideration to any such director, Employee or Contractor with respect to shares of Capital Stock, Company RSUs and Warrants of the Company held by them as of the Closing); (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former director, Employee or Contractor; (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation; (iv) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any current or former director, Employee or Contractor; (v) result in the triggering or imposition of any restrictions or limitations on the rights of the Company to amend or terminate any Employee Plan or (vi) entitle the recipient of any payment or benefit to receive a “gross up” payment for any income or other Taxes that might be owed with respect to such payment or benefit (including pursuant to Section 4999 or Section 409A of the Code).
(o)There are no controversies pending or, to the knowledge of the Company, threatened, between the Company and its Subsidiaries, on the one hand, and any Employee or Contractor, on the other; and no investigation, inspection, review, complaint or Legal Proceeding by any Governmental Entity or Employee with respect to the Company and its Subsidiaries in relation to the employment of any individual is pending or, to the knowledge of the Company, threatened, nor has the Company or any of its Subsidiaries received any written notice from any Governmental Entity indicating an intention to conduct the same.
(p)Neither the Company nor any of its ERISA Affiliates has a formal plan, commitment or proposal, whether legally binding or not, and neither the Company nor any of its ERISA Affiliates has made any commitment to Employees, to create any additional Employee Plan or modify or change any existing Employee Plan that would affect any Employee, or director or consultant, of the Company or any of its ERISA Affiliates. No events have occurred or are expected to occur with respect to any Employee Plan that would cause a material change in the cost of providing the benefits under such plan or would cause a material change in the cost of providing for other liabilities of such plan.
2.13Interested Party Transactions.  To the knowledge of the Company, none of the officers and directors of the Company or any of its Subsidiaries, the Key Employees, the Executing Stockholders the other Employees, the other Securityholders and the immediate family members of any of the foregoing, (a) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or any of its Subsidiaries (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded) or (b) is a party to, or otherwise directly or indirectly interested in, any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its assets is bound, except for normal compensation for services as an officer, director or employee thereof and for Contracts relating to the grant of Company Equity Awards or issuance of shares of Capital Stock to such Persons.
2.14Insurance.  The Company and its Subsidiaries maintain the policies of insurance and bonds set forth in Schedule 2.14 of the Company Disclosure Letter. Schedule 2.14 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible as of the Agreement Date as well as all material claims made under such policies and bonds since inception. The Company has made available to Parent true, correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company and its Subsidiaries are otherwise in material compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.
2.15Books and Records.  The Company has made available to Parent true, correct and complete copies of (a) all documents identified on the Company Disclosure Letter, (b) the Organizational Documents, (c) the minute books containing written records of all proceedings, consents, actions and meetings of the Board of Directors, committees of the Board of Directors and Stockholders, (d) the Stockholders register, journal and other records reflecting all share issuances and transfers and all stock options and warrant grants and agreements of the Company and (e) all Authorizations. There has not been any material violation of any of the provisions of the Organizational Documents, including all amendments thereto, and  the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the Stockholders or the Board of Directors. The books, records and accounts of the Company and its Subsidiaries (a) are true, correct and complete in all material respects, (b) have been maintained in accordance with reasonable business practices on a basis consistent with prior years and (c) accurately and fairly reflect in all material respects all of the transactions and dispositions of the assets and properties of the Company.
2.16Material Contracts.
(a)As used herein, the term “Material Contract” means any of the following Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective assets is bound:
(i)any Contract (other than an Employee Plan) providing for payments in excess of $400,000 since January 1, 2020, by or to the Company or any of its Subsidiaries (or under which the Company or any of its Subsidiaries has made or received such payments);
(ii)each Contract with a top fifty (50) customer of the Company or any of its Subsidiaries by monthly recurring revenue for the nine (9)-month period ended September 30, 2021 that remains in effect as of the Agreement Date (each, a “Significant Customer”);
(iii)each Contract with a top twenty-five (25) vendor or supplier of the Company or any of its Subsidiaries by spend for the nine (9)-month period ended September 30, 2021 that remains in effect as of the Agreement Date (each, a “Significant Supplier”);
(iv)any Contract in excess of $400,000 since January 1, 2020, with any dealer, distributor or similar arrangement providing for the grant of rights to reproduce, license, market, advertise or sell Company Products;
(v)(A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment of royalties to any other Person;
(vi)any Contract (A) with any of its officers, directors, Employees or Contractors (including any employment, individual consulting, severance, termination, retention, change in control, bonus or other similar Contract) or stockholders or any Person known by the Company to be a member of their immediate families, other than employee offer letters or consulting agreements which are terminable at will without Liability to the Company or any of its Subsidiaries, employee invention assignment and confidentiality agreements substantially on the Company’s standard form and Option, Company RSU and Warrant grant and exercise agreements on the Company’s standard form or (B) with any Person with whom the Company or any of its Subsidiaries does not deal at arm’s length;
(vii)any Contract pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products, Company Owned Intellectual Property or Company Owned Data;
(viii)any Contract that prohibits, restricts or impairs, or would be reasonably expected to do any of the foregoing immediately after and giving effect to the Merger, the Company or any of its Subsidiaries or any of their respective successors or assigns or their respective Affiliates from (A) engaging or participating, or competing with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Owned Intellectual Property, or to make use of any Company Owned Intellectual Property, Company Owned Data or Private Data including any grants by the Company of exclusive rights or licenses or (B) selling, distributing or manufacturing any products or services or to purchase or otherwise obtain any Software, components, parts or services;
(ix)any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of the Company or any of its Subsidiaries or assets of the Company or any of its Subsidiaries or otherwise seeking to influence or exercise control over the Company or any of its Subsidiaries;
(x)any Inbound Licenses;
(xi)any Outbound Licenses;
(xii)any Company Data Agreement (other than Inbound Licenses and Outbound Licenses);
(xiii)any Contract pursuant to which the Company or any of its Subsidiaries has agreed to a covenant not to sue or enjoin, a covenant to sue or enjoin last, or pursuant to which the Company or any of its Subsidiaries agrees to transfer or sell ownership rights in or with respect to any Company Owned Intellectual Property, Company Owned Data or Private Data;
(xiv)any Contracts relating to the membership of, or participation by, the Company or any of its Subsidiaries in, or the affiliation of the Company or any of its Subsidiaries with, any standards settings body, research consortium or other industry standards group or association;
(xv)any development agreement that pertains to offshored or outsourced development by or for the Company or any of its Subsidiaries, or pursuant to which Intellectual Property is jointly developed;
(xvi)any confidentiality, secrecy or non-disclosure Contract, other than any such Contract entered into by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice;

(xvii)any Contract containing any indemnification, warranty, support, maintenance or service obligation on the part of the Company or any of its Subsidiaries, other than any such Contact entered in the ordinary course of the business of the Company or any of its Subsidiaries;
(xviii)any settlement or coexistence agreement;
(xix)any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Merger or the other Transactions, either alone or in combination with any other event;
(xx)any Contract or plan (including any stock option, merger and/or share bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Capital Stock or any other securities of the Company or any of its Subsidiaries or any options, warrants or other rights to purchase or otherwise acquire any such shares, other securities or options, warrants or other rights therefor, except for the repurchase rights disclosed on Schedule 2.16(a)(xxi) of the Company Disclosure Letter;
(xxi)any Contract with any Labor Organization or any collective bargaining agreement or similar Contract with its Employees;
(xxii)any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;
(xxiii)any Contract of guarantee, surety, assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person;
(xxiv)any Contract for capital expenditures in excess of $100,000 in the aggregate;
(xxv)any Contract pursuant to which the Company is a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;
(xxvi)any Leases;
(xxvii)any Contract to acquire any fee interest in real property;
(xxviii)any Contract pursuant to which the Company or any of its Subsidiaries has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person;
(xxix)any Contract with any Governmental Entity, any Authorization, or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each, a “Government Contract”); and

(xxx)each other Contract of the Company or its Subsidiaries not entered into in the ordinary course of business or that is material to the business, financial condition results of operations of the Company taken as a whole.
(b)Schedules 2.16(a)(i) through 2.16(a)(xxx) of the Company Disclosure Letter set forth a true, correct and complete list of each Material Contract in effect on the Agreement Date. True, correct and complete copies of all Material Contracts have been made available to Parent. All Material Contracts are in written form. Each of the Company and its Subsidiaries and, to the knowledge of the Company, the other parties thereto has performed all of the material obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect and constitutes the valid and legally binding obligation of the Company or a Subsidiary thereof, as applicable, and, to the knowledge of the Company, the other parties thereto, subject only to the effect, if any, of applicable bankruptcy and other similar Applicable Laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no breach, default or event of default or event, occurrence, condition or act, with respect to the Company or any of its Subsidiaries or, to the knowledge of the Company, with respect to any other parties thereto, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a breach or default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company or any of its Subsidiaries under any Material Contract or (D) the right to cancel, terminate or modify any Material Contract. Neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. Neither the Company nor any of its Subsidiaries has any Liability for renegotiation of Government Contracts.
2.17Transaction Fees.  Except as set forth in Schedule 2.17 of the Company Disclosure Letter, no broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.
2.18Environmental, Health and Safety Matters.
(a)To the Company’s knowledge, each of the Company and its Subsidiaries has been and is in compliance in all material respects with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties. Except in compliance with Environmental, Health and Safety Requirements or in a manner that would not reasonably be expected to result in material Liability to the Company or any of its Subsidiaries, to the Company’s knowledge, no Hazardous Materials are present in, on, or under any Facilities. There are no pending, or to the knowledge of the Company, threatened written allegations by any Person that the properties or assets of the Company or any of its Subsidiaries are not, or that its business has not been conducted, in compliance with all Environmental, Health and Safety Requirements. To the Company’s knowledge, neither the Company nor any of its Subsidiaries has retained or assumed any Liability of any other Person in connection with any Environmental, Health and Safety Requirements. To the Company’s knowledge, there are no past or present facts, circumstances of conditions that would reasonably be expected to give rise to any material

Liability of the Company or any of its Subsidiaries with respect to Environmental, Health and Safety Requirements.
(b)The Company has made available to Parent a copy of all studies, audits, assessments or investigations containing material information concerning compliance with, or Liability or obligations under, Environmental, Health and Safety Requirements affecting the Company or any of its Subsidiaries or any of their respective properties or assets that are in the possession or control of the Company, each of which is identified in Schedule 2.18 of the Company Disclosure Letter.
2.19Anti-Corruption Law.
(a)None of the Company, any of its Subsidiaries, or their respective officers, directors, Employees, or to the knowledge of the Company, any Representative or any other Person while acting for or on behalf of the Company or any of its Subsidiaries (including any distributor agent, sales intermediary or other third party) has, during the past five (5) years, (i) violated any Anti-Corruption Law or (ii) unlawfully offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person, or taken any action in furtherance thereof: (A) for the purpose of (I) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (II) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (III) securing any improper advantage or (IV) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity in order to, in each case of clauses (I) through (IV), assist the Company in obtaining or retaining business for or with, or directing business to, any Person or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks or other unlawful or improper means of obtaining business or any advantage.
(b)None of the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their respective directors or Employees (acting in their capacities as such) have, during the past five (5) years, (i) had knowledge of any allegation, whistleblower complaint, or internal investigation involving the Company or its Subsidiaries related to potential or actual noncompliance with any fraud, money laundering, or Anti-Corruption Law, (ii) been charged or been convicted of violating any Anti-Corruption Law or (iii) been subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud, money laundering, or violation of any Anti-Corruption Law.
(c)The Company and its Subsidiaries have established internal controls and procedures reasonably designed to promote and achieve compliance with the Anti-Corruption Laws. Neither the Company nor any of its Subsidiaries has, during the past five (5) years, conducted or initiated an internal investigation, made a voluntary or other disclosure to a Governmental Entity, or been the subject of any legal proceedings or governmental investigation or inquiries or received any notice or citation from any Governmental Entity related to alleged violations of applicable criminal law including anti-bribery and anti-money laundering laws, such as the U.S. Foreign Corrupt Practices Act. No governmental official and no close relative or family member of a governmental official (i) holds or will hold an ownership or other economic interest, direct or indirect in the Company or any of its Subsidiaries, (ii) serves as a Representative of the Company or any of its Subsidiaries or (iii) will receive any economic benefit from the Company or any of its Subsidiaries as a result of the Merger or any of the other Transactions.

2.20Export Control Laws.  Each of the Company and its Subsidiaries has, for the past five (5) years, conducted its export transactions in accordance in all respects with applicable provisions of U.S. export and re-export controls, including the Export Administration Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations and other controls administered by the U.S. Department of Commerce and/or the U.S. Department of State and all other applicable import/export controls in other countries in which the Company and its Subsidiaries conduct business (collectively, “Export Control Laws”). Without limiting the foregoing, for the past five (5) years: (i) the Company and its Subsidiaries have obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required under the Export Control Laws for (A) the export, import and re-export of products, services, Software and Technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (ii) the Company and its Subsidiaries have been and are in compliance with the terms of all applicable Export Approvals, (iii) there are no pending Legal Proceedings or, to the knowledge of the Company, threatened claims against the Company or any of its Subsidiaries with respect to such Export Approvals, (iv) there are no actions, conditions or circumstances pertaining to the export transactions of the Company or any of its Subsidiaries that would reasonably be expected to give rise to any future claims and (v) no Export Approvals for the transfer of export licenses to Parent or the Company are required, except for such Export Approvals that can be obtained without material cost. The Company has made available to Parent all correspondence with any Governmental Entity with respect to the export control classification of any product. The Company has not, during the past five (5) years, exported or re-exported, directly or knowingly indirectly, in violation of any Export Control Law either to: (A) any countries that are subject to U.S. export restrictions or export restrictions under any other applicable Export Control Law; and (B) any end-user who the Company knows or has reason to know will utilize any product or technology in the design, development, or production of nuclear, chemical or biological weapons.
2.21Customers and Suppliers.
(i)Neither the Company nor any of its Subsidiaries has any outstanding material disputes concerning its products and/or services with any Significant Customer, and to the knowledge of the Company, there is no present, material dissatisfaction on the part of any Significant Customer. Each Significant Customer is listed on Schedule 2.21(i) of the Company Disclosure Letter. Except as set forth on Schedule 2.21(i), as of the date of this Agreement, none of the Significant Customers have terminated any existing Contracts with the Company or any of its Subsidiaries, other than in the ordinary course of business. Neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Significant Customer that such Significant Customer has changed, modified, amended, reduced or terminated, or intends to change, modify, amend, reduce or terminate, its relationship as currently conducted with the Company or such Subsidiary in a manner that is, or is reasonably likely to be, materially adverse to the Company or any of its Subsidiaries, whether after the Closing or otherwise.
(b)Neither the Company nor any of its Subsidiaries has any outstanding material disputes concerning its products and/or services with any Significant Supplier, and to the knowledge of the Company, there is no present, material dissatisfaction on the part of any Significant Supplier. Each Significant Supplier is listed on Schedule 2.21(b) of the Company Disclosure Letter. To the knowledge of the Company, none of the existing Contracts with any Significant Supplier will be terminated as a result of the Transactions, such that all current customers party to such existing Contracts may continue the use of such Significant Supplier through such customer’s current contractual term at the current (or improved) terms and conditions. Neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Significant Supplier that such Significant Supplier has changed, modified, amended or reduced, or intends to change, modify, amend or reduce, its relationship as currently conducted with the Company or such Subsidiary (or the Surviving Corporation or Parent) in a manner that is, or is reasonably likely to be, adverse to the Company or any of its Subsidiaries (or the Surviving Corporation or Parent), whether after the Closing or otherwise.
2.22Scope of Representations and Warranties.  The Company expressly agrees and acknowledges, on behalf of itself and its Affiliates, that except as expressly set forth in Article 3, none of Parent, Merger Sub or any of their Affiliates has made or makes any representation or warranty, expressed or implied, whatsoever in connection with this Agreement, the other Transaction Documents or the Transaction. Notwithstanding anything contained herein to the contrary, in no event shall the foregoing acknowledgements and disclaimers be deemed to exclude Liability for Fraud in connection with this Agreement, the other Transaction Documents or the Transaction.
Article 3
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Subject to the disclosures set forth in the disclosure letter of Parent delivered to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”, and together with the Company Disclosure Letter, the “Disclosure Letters”), Parent and Merger Sub represent and warrant to the Company as of the date of this Agreement and as of the Closing (except to the extent such representations and warranties refer to a specific date and then as of such date only), as follows:
3.1Organization and Standing.  Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.
3.2Capital Structure.
(a)The authorized capital stock of Parent consists solely of (i) 5,000,000 shares of Parent Preferred Stock and (ii) 200,000,000 shares of Parent Common Stock. A total of (i) zero shares of Parent Preferred Stock and (ii) 114,287,814 shares of Parent Common Stock are issued and outstanding as of November 26, 2021. There are no shares of Parent Capital Stock owned by Parent, held by Parent in Parent’s treasury or held by any of Parent’s Subsidiaries. The Company has never declared or paid any dividends on any shares of Parent Capital Stock. There is no Liability for dividends accrued or declared and unpaid by Parent Capital Stock. All issued and outstanding shares of Parent Common Stock and all Equity Interests of Parent and each of its Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances and preemptive rights. All shares of Parent Common Stock and Parent Equity Awards and each of its Subsidiaries were issued in compliance with all Applicable Law and all requirements set forth in the certificate of incorporation, bylaws or other equivalent organizational documents, as applicable, of Parent and each of its Subsidiaries.
(b)As of November 26, 2021, Parent has reserved 91,261,134 shares of Parent Common Stock for issuance to employees, non-employee directors and contractors of

Parent pursuant to the Parent Equity Plans, of which 1,099,399 shares of Parent Common Stock are subject to outstanding and unexercised Parent Options, 7,694,401 shares of Parent Common Stock are subject to outstanding Parent RSUs, 1,211,526 shares of Parent Common Stock are subject to outstanding Parent PSUs and 11,119,279 shares of Parent Common Stock remain available for issuance thereunder. All equity awards granted by Parent were granted in compliance with all Applicable Law and all requirements set forth in the Parent Equity Plans and organizational documents of Parent. As of the Agreement Date, except for the Parent Convertible Senior Notes which are convertible into 14,116,044 shares of Parent Common Stock, there are no authorized, issued or outstanding Convertible Securities.
(c)Other than 10,275,326 shares of Parent Common Stock issuable pursuant to the terms of the outstanding awards under the Parent Equity Plans and the Parent Convertible Senior Notes as of November 26, 2021, there are no authorized, issued or outstanding Equity Interests of Parent or any of its Subsidiaries (A) obligating Parent or any of its Subsidiaries or, to the knowledge of Parent, such Securityholder, to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of Parent or any of its Subsidiaries, or (B) obligating Parent or any of its Subsidiaries to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any Equity Interests of Parent or any of its Subsidiaries.
(d)All shares of Parent Common Stock ever repurchased or redeemed by Parent were repurchased or redeemed in compliance with: (i) all Applicable Laws; and (ii) all requirements set forth in all applicable organizational documents of Parent.
3.3Authority; Noncontravention.
(a)Each of Parent and Merger Sub has all requisite corporate or company (as applicable) power and authority to execute and deliver this Agreement and the Transaction Documents to which it is (or will be a party), to perform its obligations hereunder and thereunder and to consummate the Transactions, including, in the case of Merger Sub, the Merger, and in the case of Parent, the issuance of shares of Parent Common Stock. The execution and delivery by each of Parent and Merger Sub of this Agreement and the Transaction Documents to which it is (or will be) a party, the performance of its obligations hereunder and thereunder and the consummation of the Transactions, including, in the case of Merger Sub, the Merger, and in the case of Parent, the issuance of shares of Parent Common Stock, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement and the Transaction Documents to which it is (or will be) a party have been duly executed and delivered by Parent and Merger Sub, and constitute (or will constitute) the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Merger Sub is classified as a disregarded entity for U.S. federal income tax purposes.
(b)The execution and delivery by each of Parent and Merger Sub of this Agreement and the Transaction Documents to which it is (or will be a party) does not, and the performance of its obligations hereunder and thereunder and the consummation of the Transactions, including, in the case of Merger Sub, the Merger, and in the case of Parent, the issuance of shares of Parent Common Stock, will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from or notice to any Person pursuant to, (i) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Parent and Merger Sub, in each case as amended to date, or (ii) Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Parent’s and Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.
(c)Except for the filing of the Certificate of Merger with the Secretary of the State of Delaware or as required by applicable United States federal and state securities laws or the Antitrust Laws, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Parent and Merger Sub in connection with the execution and delivery by each of Parent and Merger Sub of this Agreement or any of the Transaction Documents to which it is (or will be) a party, the performance of its obligations hereunder or thereunder or the consummation of the Transactions, including, in the case of Merger Sub, the Merger, and in the case of Parent, the issuance of shares of Parent Common Stock, that would reasonably be expected to adversely affect the ability of Parent and Merger Sub to consummate the Merger or any of the other Transactions.
3.4Valid Issuance of Shares.  The shares of Parent Common Stock issuable in connection with the Transactions, when issued by Parent in accordance with this Agreement, will be duly authorized and issued, fully paid and non-assessable and, assuming the accuracy of the representations and warranties made in the Accredited Investor Questionnaires, issued in compliance with all applicable United States federal and state securities laws.
3.5SEC Reports and Financial Statements.
(a)Since January 1, 2019, Parent has timely filed with or furnished to the SEC all forms, reports, schedules, statements and other documents required to be filed or furnished under the Securities Act and the Exchange Act, including (i) its Annual Reports on Form 10-K for the years ended March 31, 2019, March 31, 2020 and March 31, 2021, respectively, (ii) its Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, September 30 and December 31 for each of 2019 and 2020, and the quarterly periods ended June 30, 2021 and September 30, 2021, (iii) all proxy statements relating to meetings of stockholders of Parent since January 1, 2019 (in the form mailed to stockholders) and (iv) all other forms, reports and registration statements required to be filed by Parent with the SEC since January 1, 2019 (collectively, the documents described in clauses (i)-(iv) above, as amended (whether filed before, on or after the date of this Agreement), the “Parent SEC Documents”). As of their respective dates, the Parent SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (x) did not at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and SOX, as the case may be.
(b)The March 31, 2021 consolidated balance sheets of Parent (the “Parent Balance Sheet”) and the related consolidated statements of operations, comprehensive income (loss) and changes in equity and cash flows (including, in each case, the related notes, where applicable), as reported in Parent’s Annual Report on Form 10-K for the fiscal year ended

March 31, 2021 filed with the SEC under the Exchange Act, and the unaudited consolidated balance sheets of Parent and its Subsidiaries (including the related notes, where applicable) as of September 30, 2021 and the related unaudited consolidated statements of operations, comprehensive income (loss) and changes in equity and cash flows for the six (6)-month period then ended (in each case including the related notes, where applicable), as reported in Parent’s Quarterly Report on Form 10-Q for the period ended September 30, 2021 filed with the SEC under the Exchange Act, fairly present, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), in all material respects in accordance with GAAP, the consolidated financial position and the results of the consolidated operations, cash flows and changes in stockholders’ equity of Parent and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of Parent and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Moss Adams LLP is an independent public accounting firm with respect to Parent and has not resigned or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(c)There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to Parent SEC Documents, and no enforcement action has been initiated against Parent relating to disclosures contained in any Parent SEC Documents.
(d)Since January 1, 2019, (i) neither Parent nor any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that either of Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed thereby, has reported evidence of a material violation of United States federal and state securities laws, breach of fiduciary duty or similar violation by Parent, any of its Subsidiaries or any of their officers, directors, employees or agents, to the board of directors of Parent or any committee thereof or to any director or officer of Parent.
(e)Except as disclosed in the audited financial statements (or notes thereto) included in Parent’s Annual Report on Form 10-K for the year ended March 31, 2021 (the “Parent Balance Sheet Date”), and in the financial statements (or notes thereto) included in subsequent Parent SEC Documents filed by Parent prior to the date hereof, neither Parent nor any of its consolidated Subsidiaries had at the Parent Balance Sheet Date, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies that (i) are accrued or reserved against in the financial statements of Parent included in the Parent SEC Documents filed prior to the date hereof, or reflected in the notes thereto, (ii) were incurred since Parent Balance Sheet Date in the ordinary course of business and consistent with past practices and that, individually or in the aggregate, have not had and would not be reasonably likely to have or result in a Material Adverse Effect on Parent or (iii) relate to this Agreement or the Transactions contemplated hereby.
3.6Sufficient Funds.  Parent has, and will have at the Closing, sufficient funds to permit Parent and Merger Sub to consummate the Transactions contemplated by this Agreement, including the payment in full of the shares of Parent Common Stock or cash amounts payable to the Stockholders in accordance with Article 1 and all other costs and expenses required to be paid at the Closing.
3.7Reliance.
(a)Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company and its Subsidiaries, and acknowledge that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company and its Subsidiaries for such purpose. Parent and Merger Sub acknowledge and agree that: (i) in making their decision to enter into this Agreement and to consummate the transactions contemplated hereby, Parent and Merger Sub have relied solely upon their own investigation and the express representations and warranties of the Company and its Subsidiaries set forth in Article 2 (including the related portions of the Disclosure Schedule) and disclaim reliance on any other representations and warranties of any kind or nature express or implied (including, but not limited to, any relating to the future or historical financial condition, results of operations, assets or liabilities or prospects of the Company and its Subsidiaries).
(b)In connection with the due diligence investigation of the Company and its Subsidiaries by Parent, Merger Sub and their Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Parent, Merger Sub and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Subsidiaries and their Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its Subsidiaries and their business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Merger Sub will have no claim against the Company and its Subsidiaries, or any of their Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other Person, with respect thereto, including as to the accuracy or completeness of any information provided. Accordingly, Parent and Merger Sub hereby acknowledge and agree that, except for the representations and warranties expressly set forth in Article 2, none of the Company, its Subsidiaries or any of their Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans.
3.8Scope of Representations and Warranties.  Parent and Merger Sub expressly agree and acknowledge, on behalf of themselves and their Affiliates, that (a) except as expressly set forth in Article 2, the Company has not made any representation or warranty, expressed or implied, whatsoever in connection with this Agreement, the other Transaction Documents or the Transaction and (b) neither the Company nor any of its Affiliates shall have, or be subject to, any Liability to Parent or Merger Sub resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any information, documents or material made available to Parent or Merger Sub in any “data rooms,” management presentations or in any other form in expectation of or negotiation of this Agreement, the Transaction and the other transactions contemplated hereby. Notwithstanding anything contained herein to the contrary, in no event shall the foregoing acknowledgements and disclaimers be deemed to exclude Liability for Fraud.
Article 4
CONDUCT PRIOR TO THE CLOSING
4.1Conduct of the Business of the Company.  During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with Article 7 and the Closing, the Company shall, and shall cause its Subsidiaries to:
(a)conduct the Business in the ordinary course consistent with past practice except or as required under Applicable Law or to the extent expressly provided otherwise herein or as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) (any requirement under Section 4.1, 4.2 or 4.3 for a consent in writing by Parent may be satisfied also by consent in e-mail by a duly authorized representative of Parent (the “Parent Contact Person”) and in compliance with Applicable Law);
(b)(i) pay and perform all of its debts and other obligations (including Taxes) when due (giving effect to any applicable extensions), (ii) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iii) sell the products and services of the Company and its Subsidiaries consistent with past practice as to discounting, license, service and maintenance terms, incentive programs, revenue recognition and other terms and (iv) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and Employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it;
(c)promptly following gaining knowledge of the same, notify Parent of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to be materially adverse to the Company or any of its Subsidiaries cause any of the conditions to the Closing set forth in Article 6 not to be satisfied;
(d)ensure that each of its Contracts (other than with Parent) entered into, subject to Section 4.2(d) below, after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party thereto in connection with, or automatically terminate as a result of the consummation of, the Transactions, and shall give reasonable advance notice to Parent prior to allowing any Material Contract or material right thereunder to lapse or terminate by its terms; and
(e)maintain each of the Facilities in a manner consistent with past practices.
Notwithstanding anything set forth in this Agreement, nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the consummation of the

Merger. Prior to the Closing, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its business operations.
4.2Restrictions on Conduct of the Business of the Company.  Without limiting the generality or effect of the provisions of Section 4.1, except as expressly set forth on Schedule 4.2, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, the Company shall not, and shall cause its Subsidiaries not to, do, cause or permit any of the following (except to the extent expressly provided otherwise herein or as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as required by Applicable Law):
(a)Organizational Documents. Cause, propose or permit any amendments to the Organizational Documents or equivalent organizational or governing documents.
(b)Merger; Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization.
(c)Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, except by the Company’s Subsidiaries to make such payments or distributions required by and in accordance with the terms of the Credit Agreement, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except from former Employees, non-Employee directors and Contractors in accordance with agreements providing for the repurchase of shares in connection with any termination of service.
(d)Material Contracts. (i) Enter into, amend or modify any (A) vendor or supplier Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract or (B) Contract requiring a novation or consent in connection with the Merger or the other Transactions, (ii) violate, terminate, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the material terms of any of its Material Contracts or (iii) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (A) materially adversely affect the Company (or any of its Affiliates) in any material respect, (B) impair the ability of the Company or the Seller Agent to perform their respective obligations under this Agreement or the Transaction Documents or (C) prevent or materially delay or impair the consummation of the Merger or any of the other Transactions; provided, that this Section 4.2(d) shall be subject to the provisions of Section 5.5.
(e)Issuance of Equity Interests. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than: (i) the issuance of shares of Common Stock pursuant to the conversion of shares of Preferred Stock that are outstanding as of the Agreement Date, (ii) the issuance of shares of Capital Stock pursuant to the exercise of Options and settlement of Company RSUs that are outstanding as of the Agreement Date, in accordance with the applicable Company Equity Plan and Company Equity Award’s terms as in effect on the date of this Agreement, (iii) the issuance of shares of Capital Stock pursuant to the exercise of the Warrants that are outstanding as of the Agreement Date and (iv) the repurchase of any shares of Capital Stock from former Employees, non-Employee directors and Contractors in accordance with Contracts providing for the repurchase of shares in connection with any termination of service.
(f)Employees; Contractors. (i) Hire or engage any additional officers, employees or any independent contractors, except for any hiring or engagement of an individual with an annual compensation not in excess of $125,000 (provided, that no such newly hired or engaged Persons shall have any binding right to severance), (ii) other than for cause, terminate the employment or engagement of any Employee or any Contractor whose annual compensation is in excess of $125,000, or induce or encourage any such Employee or Contractor to resign from the Company or any of its Subsidiaries, (iii) change the title, office or position, or materially change the responsibilities of any Employee or any Contractor (provided, that no such modification shall result in any increase in the level of severance available to such individual pursuant to the Company’s severance policies), (iv) enter into, materially amend, materially modify or extend the term of any employment or engagement agreement with any officer, Employee or Contractor, (v) subject to Section 4.2(q), modify any terms of compensation or benefits for, or increase the compensation or benefits of, any officer, Employee or Contractor (including, but not limited to, any broad-based or annual increases in compensation and equity awards), except that such modifications (excluding any broad-based or annual increases in compensation and equity awards) may be permitted for any officer, Employee or Contractor whose annual compensation is less than $125,000 (provided, that no such modification shall result in any increase in the level of severance available to such individual pursuant to the Company’s severance policies), (vi) waive the restrictive covenant obligations of any Employees or Contractors, (vii) enter into or negotiate any CBA, except as required by Law, or (viii) add any new members to the Board of Directors.
(g)Loans and Investments. Make any loans or advances (other than routine expense advances to officers and Employees consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money.
(h)Intellectual Property. (i) Transfer or license, other than in the ordinary course of business consistent with past practice, from any Person any rights to any Intellectual Property or data, or (ii) transfer or license to any Person any rights to any Company Owned Intellectual Property or Company Data, other than nonexclusive licenses to Company Products entered in the ordinary course of business consistent with past practice, (iii) publish or make available any Company Owned Intellectual Property as Open Source Materials, unless so required by a Contract entered into prior to the Agreement Date that has been disclosed on Schedule 2.9(o)(ii) of the Company Disclosure Letter or (iv) transfer or provide a copy of any Company Source Code to any Person (including any Employee or Contractor or any employee or contractor of any commercial partner of the Company), other than providing access to Company Source Code to Employees and Contractors involved in the development of Company Owned Intellectual Property on a need to know basis in the ordinary course of business consistent with past practice.
(i)Registered Intellectual Property. Abandon, cancel or commit any action or omission regarding the relinquishment of rights to any Company Registered Intellectual Property.
(j)Divestitures; Dispositions. Sell, lease, license, divest or otherwise dispose or permit to lapse of any of its material businesses, product lines or tangible or intangible assets, or enter into any Contract with respect to the foregoing, other than sales and nonexclusive licenses of Company Products in the ordinary course of business consistent with its past practice.
(k)Data Protection. Publish any new Privacy Policy or amend any Privacy Policy, or enter into any new Privacy Commitment or Company Data Agreement, except (i) to comply with Privacy Laws or (ii) as otherwise directed or required by a Governmental Entity.
(l)Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness.
(m)Payment of Obligations. (i) Pay, discharge or satisfy (A) any Liability to any Person who is an officer, director or Stockholder of the Company or any of its Subsidiaries (other than compensation due for services as an officer or director in the ordinary course of business consistent with past practice) or (B) any claim or Liability arising other than in the ordinary course of business consistent with past practice, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Transaction Expenses, (ii) defer payment of any accounts payable other than in the ordinary course of business consistent with past practice or (iii) give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable.
(n)Capital Expenditures. Make any capital expenditures, capital additions or capital improvements that are individually in excess of $10,000 or in the aggregate in excess of $100,000.
(o)Insurance. Materially change the amount of, or terminate, any insurance coverage, other than policy renewals in the ordinary course of business.
(p)Termination or Waiver. Cancel, release or waive any claims or rights held by the Company or any of its Subsidiaries.
(q)Employee Plans; Pay Increases. Except as required by the terms of an Employee Plan in effect as of the date hereof, (i) establish, adopt, amend or terminate any Employee Plan or any plan, agreement, program, policy or other arrangement that would be an Employee Plan if it were in existence as of the date of this Agreement (other than renewals of such plans that are health and welfare plans in the ordinary course of business where such renewals do not materially increase the cost to the Company of providing such plans or benefits thereunder), or amend any compensation, benefit, entitlement, grant or award provided or made under any Employee Plan, (ii) pay any bonus or special remuneration to any Employee or non-Employee director or Contractor, (iii) declare, pay, commit to, approve, or undertake any obligation of any other kind for the payment by the Company or any of its Subsidiaries of a bonus, commission or additional salary, compensation or employee benefits to any such Person (including under any profit sharing, management by objective, incentive, gainsharing, competency or performance plan), (iv) change the salaries, wage rates, fees or other compensation (of any type of form) of any officer, Employee or Contractor (including, but not limited to, any broad-based or annual increases in compensation and equity awards), except that such changes (excluding any broad-based or annual increases in compensation and equity awards) may be permitted for any officer, Employee or Contractor whose annual compensation is less than $125,000 (provided, that no such modification shall result in any increase in the level of severance available to such individual pursuant to the Company’s severance policies), (v) accelerate, or permit the acceleration of, the vesting or exercisability of any equity awards or other Equity Interests of any Person, (vi) make any discretionary cash payments to

Employees including any severance payments not required pursuant to a pre-existing Contract, (vii) issue any equity compensation awards, (viii) implement any salary increase or bonus plan, (ix) create any retention-related pools of cash, stock or other payments, or (x) agree or promise to do any of the foregoing.
(r)Retention and Severance Arrangements. Grant or enter into (or make any commitment to enter into) any Contract providing for the granting of any severance, retention or termination pay to any Person.
(s)Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided, that the Company consults with Parent prior to the filing of such a suit) or (C) for a breach of this Agreement or the Transaction Documents or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute.
(t)Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership.
(u)Taxes. Make or change any election in respect of Taxes, adopt or change any material accounting method in respect of Taxes, prepare or file any federal, state, or foreign income Tax Return or any other material Tax Return in a manner inconsistent with past practice, file any amendment to a Tax Return, enter into any Tax sharing or similar agreement or closing agreement, settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or enter into intercompany transactions giving rise to deferred gain or loss of any kind.
(v)Accounting. Change accounting methods, practices or policies (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business consistent with past practice), except in each case as required by changes in GAAP as concurred with its independent accountants.
(w)Real Property. Enter into any agreement for the acquisition (or agreement to acquire), purchase, sale, disposal, transfer, lease (as lessor or lessee), sublease or assignment, of any real property or Facilities.
(x)Leases. Accelerate, terminate (except to avoid the automatic renewal of the term thereof), renew (including, without limitation, any automatic renewals of the term thereof with or without notice, and for the avoidance of doubt, the Company shall not permit the automatic renewals of any leases, except as set forth on Schedule 4.2(x) of the Company Disclosure Letter), waive, release or assign any material rights under, or make a material modification to or cancel any Lease to which the Company or any of its Subsidiaries is a party or by which it is bound.
(y)Encumbrances. Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties, except for any Encumbrance securing the obligations required by and in accordance with the terms of the Credit Agreement.

(z)Warranties; Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers.
(aa)Interested Party Transactions. Enter into, amend or otherwise modify any Contract that, if entered into prior to the Agreement Date, would be required to be listed on Schedule 2.13 of the Company Disclosure Letter.
(ab)Subsidiaries. Take any action that would result in the Company having one or more Subsidiaries (other than Subsidiaries existing on the Agreement Date).
(ac)Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (bb) in this Section 4.2.
4.3Notices of Certain Events.  Without limiting the generality of Section 4.2, except as (i) permitted by the terms of this Agreement, (ii) required by Applicable Law or (iii) specified in Schedule 4.3, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, the Company shall promptly notify Parent, and Parent shall promptly notify the Company, following gaining knowledge, of:
(a)any written notice from any Person alleging that the consent of such Person is or may be required for the consummation of the Merger, this Agreement (if such consent is not already stated as required in the Company Disclosure Letter) or the Transaction Documents;
(b)any written notice from any Governmental Entity (i) delivered in connection with the Merger, this Agreement or the Transaction Documents or (ii) indicating that an Authorization is revoked or about to be revoked or that an Authorization is required in any jurisdiction in which such Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to the Company or to Merger Sub, as the case may be;
(c)any actions, suits, claims, investigations or proceedings commenced or, to their respective knowledge, threatened in writing against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries, or Parent, as the case may be, including ongoing material developments related thereto; and
(d)any inaccuracy in or breach of any of their respective representations, warranties or covenants contained in this Agreement that would reasonably be expected to make the timely satisfaction of Section 6.2(a) or Section 6.3(a) impossible or unlikely.
Article 5
ADDITIONAL AGREEMENTS AND COVENANTS
5.1Filings and Consents.
(a)Filings. Each of the Company, Parent and Merger Sub shall use commercially reasonable efforts to file, as soon as practicable after the Agreement Date, all notices, reports and other documents required to be filed by such party with any Governmental Entity with respect to the Transactions, and to submit promptly any additional information requested by any such Governmental Entity. The Company, Parent and Merger Sub shall respond as promptly as practicable to any inquiries or requests received from any state attorney general, antitrust authority or other Governmental Entity in connection with antitrust or related matters. Subject to the confidentiality provisions of the Confidentiality Agreement, Parent, Merger Sub and the Company each shall promptly supply the other with any information which may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) this Section 5.1(a). Except where prohibited by Applicable Law or any Governmental Entity, and subject to the confidentiality provisions of the Confidentiality Agreement, the Company shall: (i) cooperate with Parent or Merger Sub with respect to any filings with any Governmental Entity made by Parent or Merger Sub in connection with the Transactions, (ii) subject to the redaction of competitively sensitive information and not including any documents submitted to the Federal Trade Commission and the Department of Justice in response to Item 4(c) or Item 4(d) of the notification and report form under the HSR Act, permit Parent or Merger Sub to review (and consider in good faith the views of Parent or Merger Sub in connection with such review) any documents before submitting such documents to any Governmental Entity in connection with the Transactions, (iii) inform Parent or Merger Sub of any payments, fees or penalties by any Governmental Entity in connection with any such filings, not make such payment until it has received Parent’s or Merger Sub’s consent thereto (which consent shall not be unreasonably withheld, conditioned or delayed) and (iv) promptly provide solely to the outside antitrust counsel of Parent and Merger Sub copies of all filings, notices and other documents (and a summary of any oral presentations) (subject to the redaction of competitively sensitive information at the discretion of Parent or Merger Sub and not including any documents submitted to the Federal Trade Commission and the Department of Justice in response to Item 4(c) or Item 4(d) of the notification and report form under the HSR Act) made or submitted by the Company with or to any Governmental Entity in connection with the Transactions, such filings, notices and other documents which shall not be disclosed by such outside counsel to Employees, officers or directors of Parent or Merger Sub unless express permission is obtained in advance from the Company or its counsel. Except where prohibited by Applicable Law or any Governmental Entity, and subject to the confidentiality provisions of the Confidentiality Agreement, Parent and Merger Sub shall: (i) cooperate with the Company, the Seller Agent and the Stockholders with respect to any filings with any Governmental Entity made by the Company, the Seller Agent and/or the Stockholders in connection with the Transactions, (ii) provide the Company and, if after the Closing, the Seller Agent a reasonable opportunity to review (and consider in good faith any comments of the Company and the Seller Agent in connection with) any documents before submitting such documents to any Governmental Entity in connection with the Transactions and (iii) promptly provide solely to the outside antitrust counsel of the Company copies of all filings, notices and other documents (and a summary of any oral presentations) (subject to the redaction of competitively sensitive information at the discretion of the Company and not including any documents submitted to the Federal Trade Commission and the Department of Justice in response to Item 4(c) or Item 4(d) of the notification and report form under the HSR Act) made or submitted by Parent or Merger Sub with or to any Governmental Entity in connection with the Transactions, such filings, notices and other documents which shall not be disclosed by such outside counsel to Employees, officers or directors of the Company unless express permission is obtained in advance from Parent or Merger Sub or their counsel.
(b)Limitations. Notwithstanding anything to the contrary contained in Section 5.4 or elsewhere in this Agreement, none of Parent, Merger Sub, the Company or any of its Subsidiaries shall have any obligation under this Agreement: (i) to restructure or divest, or agree to restructure or divest (or cause any of its Subsidiaries to restructure or divest, or agree to restructure or divest), any of its respective businesses, product lines or assets, or to take or agree to take (or cause any of its Subsidiaries to take or agree to take) any other action or to agree (or cause any of its Subsidiaries to agree) to any limitation or restriction on any of its respective businesses, product lines or assets, (ii) to contest any Legal Proceeding relating to the Transactions or (iii) to take any other actions (including such actions described in clause (i)) that would require material expenditures or reasonably be expected to have an adverse effect on the benefits expected to be derived by Parent from the Transactions.
5.2No Solicitation.
(a)During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, the Company shall not, and shall not authorize or permit any of its Subsidiaries, Affiliates or any of their respective Representatives to, directly or indirectly, (i) solicit, initiate, entertain, consider, accept or agree to any inquiries, proposals, offers or indications of interest relating to any Restricted Activity or (ii) participate with any Person in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise directly or indirectly cooperate with, facilitate or encourage, any effort or attempt by any person to seek or agree to, any Restricted Activity. The Company shall, and shall cause its Subsidiaries and their respective Representatives to, immediately cease all discussions with any Person (other than Parent) concerning any Restricted Activity.
(b)The Company shall promptly notify Parent in writing if at any time during this period, the Company receives an offer (whether written or oral), indication of interest, proposal or inquiry from another Person concerning any Restricted Activity. The Company shall keep Parent fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto (to the extent not prohibited by a nondisclosure agreement in effect as of the Agreement Date).
5.3Confidentiality; Public Disclosure.
(a)The Company and Parent acknowledge that Parent and the Company have previously executed a Confidentiality and Non-Disclosure Agreement, dated as of June 18, 2021 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. The Company shall and shall cause its Affiliates and its Representatives to treat the terms of this Agreement, the Transaction Documents, and the fact of this Agreement and the Transaction Document’s existence, as “Confidential Information” thereunder . The Company (and its Affiliates and its Representatives) shall not disclose any of the terms of this Agreement or the Transaction Documents (including the economic terms) or any non-public information about any other party hereto to any other Person without the prior written consent of the other party hereto about which such non-public information relates. Notwithstanding anything to the contrary in the foregoing, the Company shall be permitted to disclose any and all terms to (i) the Company’s Representatives and Affiliates (each of whom is subject to a similar obligation of confidentiality), (ii) the Indemnifying Parties and their Representatives and Affiliates to the extent required by Applicable Law or in order for the Company to satisfy its obligations under this Agreement (each of whom is subject to a similar obligation of confidentiality), (iii) any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with Applicable Law (including in connection with the filing of any notifications regarding the transaction described herein under the Antitrust Laws or in responding to any request for documents or information made by a Governmental Entity investigating the transactions described herein under the Antitrust Laws) and (iv) if such party is an investment fund, to such party’s limited partners or other pecuniary interest holders who are bound in writing to confidentiality obligations at least as restrictive as those in this Agreement and the Confidentiality Agreement and solely to the extent required pursuant to the terms of its limited partnership agreement or similar agreement. With respect to the Seller Agent, the term “Confidential Information” shall include information relating to the Merger, this Agreement or the Transaction Documents received by the Seller Agent after the Closing or relating to the period after the Closing. The Seller Agent shall hold in confidence all Confidential Information furnished to it. The above confidentiality undertaking of a party shall not apply to information that becomes public through public disclosure by Parent or Merger Sub. Notwithstanding anything in this Agreement or the Confidentiality Agreement to the contrary, following Closing, the Seller Agent shall be permitted to disclose information as required by Applicable Law or to employees, advisors or consultants of the Seller Agent and to the Indemnifying Parties, in each case who have a need to know such information, provided, that such persons either (i) agree to observe the terms of this Section 5.3(a) or (ii) are bound by obligations of confidentiality to the Seller Agent of at least as high a standard as those imposed on the Seller Agent under this Section 5.3(a).
(b)As soon as commercially practicable after the Agreement Date, the Company and its Subsidiaries shall issue an initial press release and communications to Employees, customers, suppliers and channel partners in connection with this Agreement, the Transaction Documents and/or the Transactions, with each of the foregoing communications in form and substance reasonably satisfactory to Parent. In connection with the foregoing, the Company and its Subsidiaries shall cooperate with Parent with respect to any follow-on communications to such entities.
(c)Except for the communications pursuant to Section 5.3(b), the Company and its Subsidiaries shall not issue any press release or other public communications relating to the terms of this Agreement, the Transaction Documents or the Transactions or use Parent’s or Merger Sub’s name or refer to Parent or Merger Sub directly or indirectly in connection with Parent’s or Merger Sub’s relationship with the Company or any of its Subsidiaries in connection with this Agreement, the Transaction Documents or the Transactions in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Parent or Merger Sub, unless required by Applicable Law (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Parent prior to any such disclosure) or by the terms of this Agreement. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, Parent or Merger Sub may make such public communications regarding this Agreement, the Transaction Documents or the Transactions as they may determine is reasonably appropriate.
5.4Commercially Reasonable Efforts.  Each of the parties hereto agrees to use its commercially reasonable efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary as they relate to such party’s obligations in this Agreement, to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions applicable to such party, including the satisfaction of the respective conditions set forth in Article 6, applicable to such party, and including to execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary for effecting completely the consummation of the Merger and the other Transactions applicable to such party.
5.5Third Party Consents; Notices.
(a)The Company shall use commercially reasonable efforts to obtain prior to the Closing, and deliver to Parent at or prior to the Closing in a form reasonably acceptable to Parent, all consents, waivers and approvals and to make any required notice under each Contract listed or described on Schedule 2.3(b)(ii) of the Company Disclosure Letter (and any

Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 2.3(b)(ii) of the Company Disclosure Letter if entered into prior to the Agreement Date).
(b)The Company shall give all notices (in a form acceptable to Parent) and other information required to be given to the Employees, any collective bargaining unit representing any group of Employees, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Applicable Law in connection with the Transactions.
5.6Access to Information.
(a)During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, to the extent not prohibited by Applicable Law, (i) the Company shall afford Parent, Merger Sub and their respective Representatives reasonable access to (A) the Company’s properties, personnel, books, Contracts and records and, (B) all other information in the Company’s possession concerning the business, properties and personnel of the Company as Parent or Merger Sub may reasonably request , and (ii) the Company shall provide to Parent, Merger Sub and their Representatives (to the extent readily available) true, correct and complete copies of the Company’s (A) internal financial statements, (B) Tax Returns, Tax elections and, at the request of Parent or Merger Sub, all other records and workpapers relating to Taxes (including any opinions and written advice given to the Company), (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company has been a party and (D) receipts for any Taxes paid to foreign Tax Authorities.
(b)Subject to compliance with Applicable Law, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as reasonably requested by Parent or Merger Sub with one or more Representatives of Parent or Merger Sub to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.
(c)No information obtained by Parent or Merger Sub during the pendency of the Transactions in any investigation pursuant to this Section 5.6 shall affect or be deemed to modify, supplement or amend any representation, warranty, covenant, agreement, obligation or condition set forth herein.
5.7Closing Cooperation; Preparation and Delivery of Financial Statements. The Company shall, as promptly as practicable, provide Parent with all information concerning the Company and its management, operations and financial condition of the Company and its Subsidiaries, in each case, reasonably requested or required by Parent in connection with the Financing, the Registration Rights Agreement or the Form 8-K filed following the date of this Agreement. Without limiting the foregoing, the Company shall, when necessary, obtain the necessary consents of all auditors who have provided audit reports in connection with any of the Financial Statements which may be required by Parent for the preparation and filing of documents and reports with the SEC.
5.8Spreadsheet.
(a)The Company shall prepare and deliver to Parent, in accordance with Section 5.13, a spreadsheet (the “Spreadsheet”) in the form provided by Parent prior to the

Closing and reasonably acceptable to Parent, which Spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Effective Time:
(i)the names of all the Securityholders and (to the extent known prior to receipt of such Securityholder’s completed Letter of Transmittal) their respective street and email addresses, telephone numbers, Bank Information and status as either an Accredited Holder or Non-Accredited Holder;
(ii)the number, class and series of shares of Capital Stock held by such Persons and the respective certificate numbers (broken out on a certificate-by-certificate basis);
(iii)the grant date or purchase date of any shares of Capital Stock;
(iv)the number of shares of Common Stock subject to other Company Equity Awards held by each Securityholder (broken out on a Company Equity Award-by-Company Equity Award basis), the type of award and the vesting status and schedule, including any acceleration, severance or expiration terms, and the name of the Company Equity Plan under which the grant was made;
(v)for each share of Common Stock acquired through the exercise of an Option granted under a Company Equity Plan, (A) the grant date of such Option and (B) whether such Option qualified as an incentive stock option under Section 422 of the Code as of the exercise date;
(vi)the number of shares of Capital Stock subject to and the exercise price per share in effect for each Warrant (broken out on a Warrant-by-Warrant basis);
(vii)the calculation of the Aggregate Consideration, Aggregate Series A Prime Preferred Consideration, Aggregate In-the-Money Warrant Exercise Price, Aggregate Preferred Exchanged Securities Consideration, Closing Stock Consideration, Closing Company RSU Consideration, Fully Diluted Common Shares, Per Common Share Consideration, Per Series A Prime Preferred Share Consideration, Per Series A Prime Preferred Warrant Consideration, Common Stock Exchange Ratio, Series A Prime Preferred Exchange Ratio and unpaid Estimated Transaction Expenses;
(viii)for each Securityholder, such Securityholder’s Loan Repayment Amount, if any;
(ix)for each Stockholder, the portion of the Closing Stock Consideration payable to such Stockholder pursuant to Section 1.7(a) (both on an aggregate and certificate-by-certificate basis);
(x)for each holder of Company RSUs, as applicable, the portion of the Closing Company RSU Consideration payable to such Company RSU holder pursuant to Section 0 (both on an aggregate and Company RSU-by-Company RSU basis);
(xi)for each holder of Series A Preferred Prime Warrants, the portion of the Closing Stock Consideration payable to such holder pursuant to Section 1.8(b) (both on an aggregate and Warrant-by-Warrant basis);

(xii)the Pro Rata Share, the Pro Rata Share of the Indemnity Holdback and the Pro Rata Share of the Adjustment Holdback Amount of each Indemnifying Party, in each case expressed as dollar amounts and as percentages;
(xiii)the Pro Rata Share of the Seller Agent Expense Amount of each Indemnifying Party, in each case expressed as dollar amounts and as percentages; and
(xiv)a separate column which indicates whether each holder will be paid by the Paying Agent, the Exchange Agent or through Company payroll.
(b)The Company shall prepare and deliver to Parent and each of the Paying Agent and the Exchange Agent a spreadsheet (or “flat file” or similar document) containing the information reasonably required by the Paying Agent and the Exchange Agent in order for the Paying Agent and the Exchange Agent to perform its respective duties as the Paying Agent and the Exchange Agent for the Transactions.
5.9Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense, except as otherwise expressly provided in this Agreement. The costs and expenses incurred by the Exchange Agent and the Paying Agent shall be shared equally by Parent and the Seller Agent (on behalf of the Securityholders).
5.10Employees and Contractors.
(a)Parent shall, and shall cause any of its applicable Affiliates to use commercially reasonable efforts to, (i) waive all limitations as to any preexisting condition or waiting periods in its applicable welfare plans with respect to participation and coverage requirements applicable to each Continuing Party under any welfare plans that such Continuing Employee may be eligible to participate in after the Closing and (ii) credit each Continuing Party for any copayments, deductibles, offsets or similar payments made under an Employee Plan during the plan year that includes the Closing for purposes of satisfying any applicable copayment, deductible, offset or similar requirements under the comparable plans of Parent or any of its Affiliates. As of the Closing, Parent shall, and shall cause its applicable Affiliates to give each Continuing Party full credit for purposes of eligibility, vesting and determination of level of benefits under any employee benefit and compensation plans or arrangements (excluding for any purpose benefits under defined benefit plans, retiree medical plans or frozen or grandfathered benefit plans) maintained by Parent or its applicable Affiliates that such Continuing Party may be eligible to participate in after the Closing for such Continuing Party’s service with the Company or any of its Subsidiaries to the same extent that such service was credited for purposes of any comparable Employee Plan immediately prior to the Closing, except, in each case, to the extent such treatment would result in duplicative benefits.
(b)This Section 5.10(b) shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.10(b), express or implied, shall confer upon any other Person, including any Continuing Party, any third-party beneficiary rights or other rights or remedies of any nature whatsoever under or by reason of this Section 5.10(b). Nothing contained herein, express or implied, shall be construed to establish, amend or modify any Employee Plan or any other plan, program, policy, practice or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 5.10(b) shall not create any right in any Continuing Party or any other Person to continued

employment with the Company, Parent, Merger Sub or any of their respective Subsidiaries or Affiliates.
(c)Neither the Company prior to the Closing nor the Indemnifying Parties at or after the Closing shall be liable for the payment of any severance obligations (or any Taxes thereon) with respect to any Employee who is terminated (i) on or after the Agreement Date but prior to the Closing at Parent’s written request or (ii) after the Closing by Parent including, without limitation, pursuant to the agreements set forth on Schedule 2.12(c)(ii) of the Company Disclosure Letter (any such obligations which become due, collectively, the “Post-Signing Severance Obligations”).
5.11Termination of Employee Plans
. Effective as of the day immediately preceding the Closing Date and contingent on the Closing, the Company shall adopt resolutions by the Board of Directors to terminate, or partially terminate if requested by Parent within three (3) Business Days prior to the Closing Date, each Employee Plan scheduled on Section 5.11 of the Company Disclosure Letter (each, a “Designated Employee Plan”) unless Parent provides written notice to the Company no later than three (3) Business Days prior to the Closing Date that such Employee Plans shall not be terminated) and any other Employee Plans requested by Parent to be terminated. The Company shall provide Parent with evidence that such Designated Employee Plans have been terminated (or partially terminated) (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board of Directors. The form and substance of such resolutions shall be subject to review and approval of Parent. In the event that termination (or partial termination) of any of the Designated Employee Plans would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent.
5.12Labor Notices and Consultations; WARN.
(a)Prior to the Closing Date, the Company and its Subsidiaries shall satisfy, and cooperate in good faith with Parent regarding, any pre-Closing legal or contractual requirements or obligations to provide notice to, or to enter into any consultation procedure with, any Employee or any Labor Organization that is representing any Employee.
(b)The Company and its Subsidiaries shall refrain from causing any Employees to suffer an “employment loss” (as defined in the WARN Act or any similar state or local Applicable Law) in the ninety (90) days prior to the Closing Date. The Company and its Subsidiaries shall cooperate with and assist Parent and Parent’s agents in preparing and delivering any notices required or potentially required pursuant to the WARN Act or any similar state, local or foreign Applicable Law to effectuate any terminations of employment of any Employees as of or following the Closing Date; provided, however, that any such notices provided before the Closing Date shall indicate that the terminations shall be contingent upon the consummation of the Merger.
5.13Certain Closing Certificates and Documents.  The Company shall prepare and deliver to Parent, a draft of each of the Closing Financial Certificate and the Spreadsheet not later than seven (7) Business Days prior to the Closing Date and a final version of the foregoing not later than two (2) Business Days prior to the Closing Date. In the event that Parent notifies the Company that there are reasonably apparent errors in the drafts of the Closing Financial Certificate or Spreadsheet delivered not later than three (3) Business Days prior to the Closing

Date, Parent and the Company shall discuss such errors in good faith and the Company shall correct any such matters that it agrees, in good faith, are errors prior to delivering final versions of the same in accordance with this Section 5.13. Without limiting the generality or effect of the foregoing or Section 5.6, the Company shall provide to Parent, together with the Closing Financial Certificate and Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Parent to verify and determine the calculations, amounts and other matters set forth in the Closing Financial Certificate and Spreadsheet.
5.14Tax Matters.
(a)The Company and each of its Subsidiaries shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all Tax Returns required to be filed by or with respect to the Company on or prior to the Closing Date and shall remit any Taxes required to be paid in connection with the filing of such Tax Returns, and, to the extent applicable, all such Tax Returns shall be prepared and filed in a manner consistent with past practice and this Agreement (unless otherwise required by Applicable Law).
(b)Parent shall prepare or cause to be prepared and timely file or cause to be timely filed in a manner reasonably consistent with past practice and this Agreement (unless otherwise required by Applicable Law) all Tax Returns of the Company and its Subsidiaries for Pre-Closing Tax Periods that are due after the Closing Date. Parent shall submit each such Tax Return to the Seller Agent for the Seller Agent’s review and comment at least 15 days prior to the due date thereof, and Parent shall, and shall cause the Company to, prior to filing any such Tax Return, make any revisions to such Tax Returns as are reasonably requested by the Seller Agent, to the extent consistent with Applicable Law.
(c)The parties intend that the Merger will be treated as a taxable transaction for U.S. federal and applicable state and local Tax purposes (the “Intended Tax Treatment”). The parties shall prepare and file all Tax Returns in a manner consistent with the Intended Tax Treatment, unless otherwise required by Applicable Law.
(d)The Company shall cause the provisions of any Tax Sharing Agreement to which the Company or any of its Subsidiaries is a party to be terminated on or before the Closing Date.
(e)The parties shall cooperate with each other and provide each other all relevant information as reasonably necessary for the parties to satisfy the reporting obligations under Section 6043A of the Code or similar provision of state, local or non-U.S. Applicable Law.
(f)Parent shall promptly notify the Seller Agent in writing upon receipt by Parent or any affiliate of Parent (including the Surviving Corporation) of notice or commencement of any claims, assessments, audits or similar proceeding with respect to Taxes to the extent relating to a Pre-Closing Tax Period for which any of the Securityholders would be liable under this Agreement (any such claim, assessment, audit or similar event, a “Tax Matter”); provided, that Parent’s failure to promptly notify the Seller Agent shall not relieve the Securityholders from their responsibility to indemnify Parent and the Company hereunder unless the Seller Agent or the Securityholders are prejudiced thereby. Following the Closing, Parent shall have the right in its sole discretion to control the conduct of, and to settle, any Tax Matter relating to income or material non-income Taxes and shall use commercially reasonable efforts to keep the Seller Agent informed of material developments relating to such Tax Matter. Parent shall not settle any material Tax Matter without the prior written consent of the Seller

Agent, which consent shall not be unreasonably withheld, conditioned or delayed. In the event of any conflict between this Section 5.14(f) and Section 8.7, this Section 5.14(f) shall control. Parent shall have the right in its sole discretion to control the conduct of, and to settle, any other Tax Matter and any claims, assessments, audits or similar proceedings with respect to Taxes relating in whole or in part to any Post-Closing Tax Period or relating to Taxes other than income Taxes or material non-income Taxes.
(g)Each of Parent, Merger Sub, the Seller Agent, the Securityholders and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes of the Company or any of its Subsidiaries (including any Tax Matter). Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent, Merger Sub, the Company, the Seller Agent and the Securityholders agree to retain all books and records in their possession or control with respect to Tax matters pertinent to the Company or any of its Subsidiaries relating to any Taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective Taxable periods, to abide by all applicable record retention laws, regulations and agreements entered into with any Tax Authority.
(h)In the case of any Tax with respect to the Company or any of its Subsidiaries that is assessed with respect to a Straddle Tax Period, the amount of such Taxes based on or measured by income, sales, use, receipts or similar items (other than property and ad valorem Taxes) for the portion of the Straddle Tax Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date (including, for the avoidance of doubt, for purposes of determining Taxable income arising under Sections 951 and/or 951A of the Code, an interim closing of the books of any relevant controlled foreign corporation), and the amount of any other Taxes and any exemptions, allowances or deductions determined for the entire Straddle Tax Period, that in each case relates to the portion of the Straddle Tax Period ending on and including the Closing Date shall equal the amount of such Tax, exemption, allowance, or deduction for the entire Straddle Tax Period multiplied by a fraction the numerator of which is the number of days in the portion of the Straddle Tax Period ending on the Closing Date and the denominator of which is the total number of days in such Straddle Tax Period.
(i)On or after the Closing Date, except as required by Applicable Law, none of the Parent, the Company or their respective Affiliates shall, without the prior written consent of the Seller Agent, which consent shall not be unreasonably withheld, conditioned or delayed: (i) amend or otherwise modify any Tax Return for a Pre-Closing Tax Period or (ii) make, revoke, or change any Tax election for the Company or any of its Subsidiaries applicable to a Pre-Closing Tax Period. None of the Parent, the Company or their respective Affiliates shall make or cause to be made with respect to the Company or any of its Subsidiaries an election described in Sections 338 or 336 of the Code or any comparable elections under state, local or foreign Tax law.
(j)After the Closing Date, if the aggregate value of all refunds or other amounts received or receivable by the Parent, the Company or any of its Subsidiaries in respect of Taxes of the Company or its Subsidiaries paid prior to the Closing or in respect of any Pre-Closing Tax Period (including any credits attributable to the activities of the Company and its Subsidiaries in a Pre-Closing Tax Period and any interest thereon paid by a Tax Authority) exceeds $100,000, such amount shall be for the account of the Securityholders, and shall be paid by the Parent to the Securityholders promptly upon receipt. No such amounts shall be used or applied to pay Taxes which may be due in respect of any subsequent period. The allocation of a refund for a Straddle Tax Period shall be determined consistently with the principles of Section 5.14(h).
(k)All Transfer Taxes shall be borne fifty percent (50%) by the Parent and fifty percent (50%) by the Securityholders.
(l)Parent acknowledges and agrees that (a) all Transaction Deductions shall be allocated to the Pre-Closing Tax Period, (b) no portion of the amounts payable pursuant to Section 1.7 hereof shall be separate consideration for, or allocable to, any covenants not to compete or other restrictive covenants entered into by a Securityholder hereunder, and (c) seventy percent (70%) of any success-based fees paid by the Company shall be deducted under Rev. Proc. 2011-29 and shall be a Transaction Deduction that falls in the taxable period ending on the Closing Date and the remaining thirty percent (30%) of such fees shall be treated as capitalized expenses arising in the taxable period ending on the Closing Date.
5.15Repayment of Closing Indebtedness.  At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a payoff letter with regard to each item of Closing Indebtedness set forth on Schedule 5.15, in form and substance reasonably acceptable to Parent: (a) setting forth the amounts required to pay off in full on the Closing Date, the Closing Indebtedness owing to such creditor (including the outstanding principal, accrued and unpaid interest and prepayment and other penalties) and wire transfer information for such payment; and (b) providing that, upon payment of such amounts, (A) all obligations of the Company and its Subsidiaries in respect of such Closing Indebtedness, including all guaranties or other credit support provided by any of them, shall be forever and irrevocably satisfied and discharged in full, (ii) the documentation governing such Closing Indebtedness shall be immediately terminated in full (other than any provisions which, by their express terms, survive such termination), (iii) all Encumbrances on any assets of the Company and its Subsidiaries securing any obligations thereunder shall be forever and irrevocably released and discharged in full, without any further action on the part of any holders of such Encumbrances, (iv) the holders of such Encumbrances shall agree to take all actions reasonably requested by the Company and its Subsidiaries to evidence, record or otherwise give effect to such releases and (v) the holders of any possessory collateral subject to such Encumbrances shall agree to return to the Company and its Subsidiaries such possessory collateral (each, a “Payoff Letter”).
5.16Financing.
(a)During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, Parent may, at its sole option, consummate and obtain financing (the “Financing”).
(b)At Parent’s sole cost and expense, the Company shall provide, and shall cause its Subsidiaries to provide, and shall use commercially reasonable efforts to cause each of its and their respective Representatives to provide, all cooperation reasonably requested by Parent in connection with the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries). Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require any cooperation to the extent that it would require the Company or any of its Subsidiaries to (i) waive, breach or amend any terms of this Agreement, (ii) pay or agree to pay any commitment or other fees or pay, incur or reimburse any expenses prior to the Effective Time (except, in each case, to the extent subject to concurrent reimbursement by Parent) or (iii)

approve the execution or delivery of any document or certificate in connection with the Financing (or any alternative financing) prior to the Effective Time.
(c)Each of Parent and Merger Sub acknowledges and agrees that prior to the Effective Time, the Company and, at all times, its Affiliates and its and their respective Representatives shall not have any responsibility for, or incur any liability to any Person under, the Financing or any other financing that Parent and Merger Sub may raise in connection with the transactions contemplated by this Agreement. Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs and expenses incurred by the Company or any of its Subsidiaries or Representatives in connection with the cooperation contemplated by this Section 5.16.  Parent shall indemnify and hold harmless each of the Company, the Company’s Subsidiaries, and their respective Representatives, from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with their cooperation and assistance obligations set forth in this paragraph and any information utilized in connection therewith, in each case, except to the extent any of the foregoing was suffered or incurred as a result of gross negligence or willful misconduct, or material breach of this Agreement, by the Company, any of the Company’s Subsidiaries or the Company’s Representatives.
(d)Parent acknowledges and agrees that it is not a condition to the Closing or to the performance of any of its obligations under this Agreement that Parent obtain financing of any kind, whether or not for, or related to, the Transactions contemplated by this Agreement, and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any alternative financing, subject only to the satisfaction of the applicable conditions set forth in Article 6.
5.17Director and Officer Indemnification.
(a)If the Merger is consummated, then until the sixth (6th) anniversary of the Closing Date, Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company to its present and former directors and officers determined as of immediately prior to the Effective Time (the “D&O Indemnitees”) pursuant to indemnification agreements with the Company in effect on the Agreement Date and set forth on Schedule 2.16(a)(xviii) of the Company Disclosure Letter and pursuant to the Organizational Documents, in effect on the Agreement Date (the “D&O Indemnification Provisions”), with respect to claims arising out of acts or omissions occurring at or prior to the Closing that are asserted after the Agreement Date; provided, that the Surviving Corporation’s obligations under this Section 5.17 shall not apply to (i) any claim or matter that relates to a willful or intentional breach of a representation, warranty, covenant, agreement or obligation made by or on behalf of the Company in connection with this Agreement, the Transaction Documents or the Transactions or (ii) any claim based on a claim for indemnification made by an Indemnified Party pursuant to Article 8. Notwithstanding anything to the contrary contained in the D&O Indemnification Provisions, no D&O Indemnitee shall be entitled to coverage under any Parent director and officer insurance policy or errors and omission policy unless such D&O Indemnitee is separately eligible for coverage under such policy pursuant to Parent’s policies and procedures and the terms of such insurance policy.
(b)Prior to the Closing, the Company shall purchase tail insurance coverage (the “Tail Insurance Coverage”) for the D&O Indemnitees, which shall provide the D&O Indemnitees with coverage for six (6) years following the Closing Date. The cost of any Tail Insurance Coverage unpaid as of the Closing Date shall be included as a Transaction Expense.

Parent and Merger Sub shall cause the Company to maintain the Tail Insurance Coverage in full force and effect and continue to honor the obligations thereunder until the sixth (6th) anniversary of the Closing Date.
5.18280G Stockholder Approval. No later than five (5) Business Days prior to the Closing Date, the Company shall submit to the Stockholders for approval (in a manner reasonably satisfactory to Parent), in accordance with the terms of Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Parent, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, the Company shall deliver to Parent notification and documentation reasonably satisfactory to Parent that (a) a vote of the holders of shares of Capital Stock was solicited in conformance with Section 280G and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (b) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments that are “excess parachute payments” (within the meaning of Section 280G of the Code), pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the vote of the Stockholders pursuant to this Section 5.18. All solicitation documents for the 280G Stockholder Approval shall be subject to advance review and approval by Parent, such approval not to be unreasonably withheld, conditioned or delayed.
5.19Stockholder Matters.
(a)Immediately following the execution of this Agreement, the Company shall deliver to Parent the Required Stockholder Approval pursuant to an irrevocable written consent, in the form attached hereto as Exhibit K (the “Stockholder Written Consent”).
(b)No later than ten (10) Business Days following the receipt by the Company of the Required Stockholder Approval, the Company shall deliver notice to all holders of shares of Capital Stock pursuant to and in accordance with the applicable provisions of the DGCL and the Organizational Documents, which notice shall include (i) a copy of the notice required pursuant to applicable provisions of the DGCL, informing such holder that appraisal rights and, if applicable, dissenters’ rights are available with respect to his, her or its shares of Capital Stock pursuant to applicable provisions of the DGCL, (ii) an information statement regarding the Company, Parent, the terms of this Agreement, the Transaction Documents and the Transactions and the unanimous determination of the Board of Directors that this Agreement, the Merger and the other Transactions contemplated hereby are fair to and in the best interests of the holders of shares of Capital Stock and (iii) such other information as required by the DGCL (clauses (i) through (iii) collectively, the “Information Statement”). Each party shall provide to the other any information for inclusion in the preparation of the Information Statement that may be required by Applicable Law and that is reasonably requested by any other party. The Information Statement shall not contain any statement which, at such time and to the Company’s knowledge, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading. Without limiting the rights and remedies of Parent or any of the other Indemnified Parties, the Information Statement, including any amendments or supplements thereto, shall be subject to review and approval by Parent, which approval shall not be unreasonably conditioned, delayed or withheld.
(c)As promptly as practicable after the Agreement Date, the Company shall deliver duly executed and completed accredited investor questionnaires evidencing eligibility to satisfy the suitability requirements of Regulation D of the Securities Act, in the form attached hereto as Exhibit C (collectively, the “Accredited Investor Questionnaires”), to each holder of Capital Stock and shall use commercially reasonable efforts to collect completed and signed questionnaires (including all back up evidence) from such stockholders and provide them to Parent within ten (10) Business Days of making such request and Parent shall offer each holder of Capital Stock that executes and delivers an Accredited Investor Questionnaire the opportunity to enter into the Registration Rights Agreement with Parent.
5.20Management Carveout Plan. No later than five (5) Business Days prior to the Closing Date, the Board of Directors shall, in its capacity as Administrator (as defined in the Management Carveout Plan), adopt resolutions under Section 2(c) of the Management Carveout Plan to effectuate the provisions of this Section 5.20, which such resolutions shall be provided to Parent for its prior review and comment. Within sixty (60) days after the Closing, Parent shall cause the Carveout Bonuses (as defined in the Management Carveout Plan) to be (a) paid in cash to the Management Carveout Recipients who are Non-Accredited Holders and (b) delivered in Parent Common Stock to the Management Carveout Recipients who are Accredited Holders, (x) subject to withholding obligations as set forth in Section 7 of the Management Carveout Plan and (y) with respect to Management Carveout Recipients who are Indemnifying Parties, less such Indemnifying Parties’ Pro Rata Shares of the Indemnity Holdback Amount, the Adjustment Holdback Amount and the Seller Agent Expense Amount.
5.21Remaining Contractual Obligations. As of the date hereof, and during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, the Company and its Subsidiaries shall have timely paid all amounts that are due and payable on or prior to December 31, 2021, and returned any products for which the Company and its Subsidiaries would otherwise be charged, pursuant to certain Contracts, as set forth in Schedule 5.21 of the Company Disclosure Letter.
5.22Employee Releases. The Company shall use commercially reasonable efforts to deliver the release agreements, in a form reasonably satisfactory to Parent, duly executed and delivered by each of the five (5) current Employees set forth in Schedule 5.22 of the Company Disclosure Letter, at or prior to the Closing. Any Losses of any amount attributable to the failure to obtain such releases shall be deducted from the Transaction Indemnity Holdback. For the avoidance of doubt, any such Losses shall not be subject to the Deductible set forth in Section 8.3(e), and any such Third-Party Claims in connection with such Losses may be settled by Parent, without being subject to the Seller Agent’s consent, as an exception to Section 8.7(a).
Article 6
CONDITIONS TO THE MERGER
6.1Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:
(a)No Orders. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting the Merger, the other Transactions or Parent’s ownership, conduct or operation of the Business following the Closing shall be in effect, and no action shall have been taken by any Governmental Entity seeking any of the foregoing, and no Applicable Law or Order shall have been enacted, entered, enforced or deemed applicable to the Merger that makes the consummation of the Merger illegal.
(b)Governmental Approvals. Parent, Merger Sub and the Company shall have timely obtained from each Governmental Entity set forth on Schedule 6.1(b) all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Merger and the other Transactions.
(i)To the extent that the United Kingdom Competition and Markets Authority (the “CMA”) has exercised jurisdiction over the Merger, the respective obligations of each party hereto to consummate the Transactions shall be conditional upon the CMA confirming that either: (a) it has no further questions at this stage and it does not intend, or no longer intends, to commence a Phase 1 merger investigation in respect of the Merger; or (b) it will not make a reference of the Merger (or any matter arising therefrom) in accordance with sections 22 or 33 of the Enterprise Act 2002 to the chair of the CMA for the constitution of a group under Schedule 4 to the Enterprise and Regulatory Reform Act 2013; or (c) if such a reference takes place, the CMA has either (i) issued a report concluding that the Merger (or any matter therefrom) may not be expected to result in a substantial lessening of competition within any market or markets in the UK or (ii) accepted undertakings to remedy, mitigate or prevent any substantial lessening of competition within a market or markets in the UK that may be expected to arise from the Merger (or any matter therefrom).
(c)Required Stockholder Approval. The Required Stockholder Approval shall have been duly and validly obtained.
(d)No Legal Proceedings. There shall be no Legal Proceeding of any kind or nature pending against Parent, Merger Sub or any of their Affiliates, or against the Company or any of its Subsidiaries or any of its Affiliates brought by a Governmental Entity set forth on Schedule 6.1(b) or a non-antitrust Governmental Entity of competent jurisdiction, arising out of, or in any way connected with, this Agreement, the Transaction Documents, the Merger or any other Transactions (i) challenging or seeking the recovery of a material amount of damages in connection with the Merger or the other Transactions, (ii) seeking to prohibit or limit the exercise by Parent of any right pertaining to ownership of Equity Interests of the Company or (iii) seeking to prohibit or limit in any respect the operation by Parent of the Business.
6.2Additional Conditions to Obligations of the Company.  The obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):
(a)Representations, Warranties and Covenants.
(i)The representations and warranties of Parent and Merger Sub set forth in Article 3 shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct on and as of such specified date or dates), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a material adverse effect on Parent and Merger Sub.
(ii)Parent and Merger Sub shall have performed and complied in all material respects with all covenants, agreements and obligations contained in Article 4 and Article 5 required to be performed and complied with by them at or prior to the Closing.
(b)Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.3(a).
6.3Additional Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of Parent and Merger Sub and may be waived by Parent or Merger Sub in writing in their sole discretion without notice or Liability to any Person):
(a)Representations, Warranties and Covenants.
(i) The representations and warranties of the Company set forth in Article 2 (other than the Non-Tax Fundamental Representations), taken together, shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct on and as of such specified date or dates), except where the failure of such representations and warranties to be true and correct would not individually or in the aggregate have a Material Adverse Effect.
(ii)The Non-Tax Fundamental Representations (other than Section 2.2), taken together, shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct on and as of such specified date or dates).
(iii)The representations and warranties set forth in Section 3.2, taken together, shall be true and correct in all but de minimis respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct on and as of such specified date or dates).
(iv) The Company shall have performed and complied in all material respects with all covenants, agreements and obligations contained in Article 4 and Article 5 required to be performed and complied with by the Company at or prior to the Closing.
(b)Receipt of Closing Deliveries. Parent shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.3(b).
(c)No Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Material Adverse Effect with respect to the Company that is continuing.

(d)Key Employees.
(i)No fewer than three (3) of the four (4) Key Employees shall have signed the Key Employee Agreements and, if applicable, a Waiver, each of which shall continue to be in full force and effect (effective as of the Closing Date) and no action shall have been taken by any such individual to rescind any of such agreements and none of such individuals shall have indicated an intention to leave the employment of the Company or Parent.
(ii)No fewer than three (3) of the four (4) Key Employees shall remain employed by the Company or its Subsidiaries as of the Closing Date and none of such individuals shall have indicated an intention to leave the employment of the Company or, if applicable, Parent.
(e)Section 280G Approval. The Company shall have delivered to Parent the notification and evidence required by Section 5.18.
(f)Dissenting Stockholders. Stockholders representing no more than five percent (5%) of the outstanding Capital Stock (on an as-converted to Common Stock basis) shall have exercised appraisal, dissenters’ or similar rights under the DGCL with respect to their Capital Stock (on an as-converted to Common Stock basis) by virtue of the Merger.
(g)Threshold Amount. The sum of the Aggregate Non-Accredited Holder Consideration (including, for the avoidance of doubt, any portion thereof comprising the Indemnity Holdback, the Adjustment Holdback Fund and the Seller Agent Expense Fund) and the Closing Indebtedness shall not exceed $130,200,000, inclusive of all cash payments pursuant to the Management Carveout Plan.
Article 7
TERMINATION
7.1Termination.  At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Required Stockholder Approval is obtained:
(a)by mutual written consent duly authorized by Parent and the Company;
(b)by Parent or the Company, by written notice to the other, if the Closing shall not have occurred on or prior to February 8, 2022 or such other date that Parent, Merger Sub and the Company may agree upon in writing (the “Agreement Termination Date”); provided, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or will have directly resulted in, the failure of the Closing to occur on or before the Agreement Termination Date;
(c)by Parent or the Company, by written notice to the other, if any Order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and non-appealable; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(c) if such party did not use commercially reasonable efforts to have such order vacated prior to its becoming final and non-appealable;

(d)by Parent, by written notice to the Company, if the Company shall have breached any representation, warranty, covenant, agreement or obligation contained herein and such breach shall not have been cured within ten (10) Business Days after receipt by the Company of written notice of such breach and, if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied (provided, that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured);
(e)by the Company, by written notice to Parent, if Parent or Merger Sub shall have breached any representation, warranty, covenant, agreement or obligation contained herein and such breach shall not have been cured within ten (10) Business Days after receipt by Parent of written notice of such breach and, if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied (provided, that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured); or
(f)by the Parent, by written notice to the Company, if the Required Stockholder Approval has not been obtained within three (3) days after the Agreement Date; provided, that the right of Parent to exercise the termination right set forth in this Section 7.1(f) shall expire and no longer be exercisable if not exercised prior to the time at which the Required Stockholder Approval is obtained.
7.2Effect of Termination.  In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith be of no further force or effect; provided, that (a) Section 5.3 (Confidentiality; Public Disclosure), Section 5.9 (Expenses), Section 7.2 (Effect of Termination), Article 9 (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party hereto from Liability in connection with any prior intentional or fraudulent breach of such party’s representations, warranties, covenants, agreements or obligations contained herein and (c) the foregoing provisions shall not limit or restrict the availability of specific performance or other injunctive relief to the extent that specific performance or such other relief would otherwise be available to a party hereunder.
Article 8
HOLDBACK FUNDS; INDEMNIFICATION
8.1Adjustment Holdback Fund; Indemnity Holdback.
(a)Promptly at or after the Effective Time, Parent shall withhold from each Indemnifying Party, on a Pro Rata Share basis, a portion of the Aggregate Consideration equal to:
(i)the Adjustment Holdback Amount;
(ii)a number of shares of Parent Common Stock, with an aggregate value equal to $25,000,000, based on the Parent Stock Price (the “Transaction Indemnity Holdback”); and
(iii)(A) a number of shares of Parent Common Stock (the “Tax Indemnity Holdback Shares”) and (B) a portion of the Aggregate Non-Accredited Holder

Consideration, with the foregoing clauses (A) and (B) with an aggregate value equal to $7,500,000, based on the Parent Stock Price (the “Tax Indemnity Holdback”).
    Collectively, the Transaction Indemnity Holdback and the Tax Indemnity Holdback shall be referred to as the “Indemnity Holdback”. Collectively, the portion of the Transaction Indemnity Holdback payable in shares of Parent Common Stock and the Tax Indemnity Holdback Shares shall be referred to as the “Indemnity Holdback Shares”.
    Subject to the other provisions of this Article 8, the Indemnity Holdback shall be available to compensate Parent (on behalf of itself or any other Indemnified Party) for Losses pursuant to the indemnification obligations of the Indemnifying Parties under this Article 8; provided, that, except for the deduction of any Parent Advisory Expenses (which shall be deducted on an as incurred basis), the Tax Indemnity Holdback shall be available solely to compensate Parent (on behalf of itself or any other Indemnified Party) for Losses pursuant to the indemnification obligations of the Indemnifying Parties to ensure that all Pre-Closing Taxes set forth on Schedule 8.1(a)(iii) (the “Special Indemnity Taxes”) have been paid, with (i) up to $2,000,000 in such aggregate Losses (for the avoidance of doubt, to include Parent Advisory Expenses) to be first deducted from the Tax Indemnity Holdback and (ii) thereafter, fifty percent (50%) of any such Losses (for the avoidance of doubt, to include Parent Advisory Expenses) exceeding the $2,000,000 aggregate threshold to be deducted from the Tax Indemnity Holdback; provided, that, with respect to (i) and (ii), collectively, no more than $7,500,000 of such Losses (for the avoidance of doubt, to include Parent Advisory Expenses) in the aggregate shall be deducted from the Tax Indemnity Holdback and the Tax Indemnity Holdback shall be the sole and exclusive remedy for any Losses pursuant to the Special Indemnity Taxes. For the avoidance of doubt, the Tax Indemnity Holdback shall not be used to compensate Parent (on behalf of itself or any other Indemnified Party) for any Losses pursuant to the indemnification obligations of the Indemnifying Parties under this Article 8, other than the Special Indemnity Taxes. Except as provided in Section 8.3(e), Parent shall retain the Transaction Indemnity Holdback until 11:59 p.m. Pacific time on the date that is fifteen (15) months after the Closing (the “Transaction Indemnity Holdback Release Date”), and Parent shall retain the Tax Indemnity Holdback until the earlier of (i) the third (3rd) anniversary of the Closing Date or (ii) the date upon which all Pre-Closing Taxes set forth on Schedule 8.1(a)(iii) have been paid (the “Tax Indemnity Holdback Release Date”).
(b)Parent shall be entitled to permanently retain and not issue, as applicable, from the Indemnity Holdback in respect of finally determined Losses for which the Indemnified Parties are entitled to recover pursuant to this Article 8, a number of Indemnity Holdback Shares equal to the aggregate amount of such Losses, divided by the Parent Stock Price. The Parties hereto acknowledge that the Parent Stock Price only reflects an agreed-upon amount as to the value of Parent Common Stock solely for the limited purpose of satisfying any damages under this Article 8 and is not intended to be, nor is it, deemed to constitute the fair market value of Parent Common Stock at any given time.
(c)As soon as practicable and in any event no later than five (5) Business Days following the Transaction Indemnity Holdback Release Date for the Transaction Indemnity Holdback (or the Tax Indemnity Holdback Release Date for the Tax Indemnity Holdback, as applicable), Parent shall distribute or cause to be distributed to each Indemnifying Party such Indemnifying Party’s Pro Rata Share of the excess of (i) the then remaining portion of the Transaction Indemnity Holdback less ($2,500,000 minus the sum of (x) any amounts of sales and use Tax assessments paid out of the Transaction Indemnity Holdback plus (y) any amounts of sales and use Tax assessments paid on or prior to the Closing Date but after the Agreement Date (such amount, the “Sales Tax Reserve”) (or the Tax Indemnity Holdback,

together with any remaining Sales Tax Reserve, as applicable)), minus (ii) that portion of the Transaction Indemnity Holdback (or the Tax Indemnity Holdback or the Sales Tax Reserve, as applicable), that is determined, in the good faith judgment of Parent, to be necessary to satisfy any unsatisfied or disputed claims for indemnification specified in any Claim Notice (pursuant to the requirements of Section 8.5) delivered to the Seller Agent prior to the Transaction Indemnity Holdback Release Date (or the Tax Indemnity Holdback Release Date, as applicable) in accordance with this Article 8, if any (the “Reserve Amount”). The Reserve Amount shall remain in the Transaction Indemnity Holdback (or the Tax Indemnity Holdback, as applicable) until such claims for indemnification have been resolved or satisfied. As soon as practicable and in any event within five (5) Business Days following resolution of such claims, Parent shall distribute or cause to be distributed to each Indemnifying Party such Indemnifying Party’s Pro Rata Share of any portion of the Reserve Amount that is not awarded to Parent upon the resolution of such claims.
8.2Indemnification.
(a)Subject to the limitations set forth in this Article 8, from and after the Closing, the Indemnifying Parties shall severally and not jointly, in proportion to each such Indemnifying Party’s Pro Rata Share, indemnify and hold harmless Parent, Merger Sub, the Company and their respective officers, directors, and employees, and the permitted successors and assigns of any of the foregoing (each of the foregoing being referred to individually as an “Indemnified Party” and collectively as “Indemnified Parties”) from and against, and shall compensate and reimburse each Indemnified Party for, any and all Losses paid, incurred, suffered or sustained by any Indemnified Party, directly or indirectly, whether or not due to a Third-Party Claim, in each case, arising out of, resulting from, relating to or in connection with any of the following:
(i)any breach of or inaccuracy in any representation or warranty made by the Company in this Agreement or the covenant made by the Company in Section 4.3(d) or any certificate or other instrument delivered by or on behalf of the Company pursuant to this Agreement (including the Company Disclosure Letter (including any exhibit or schedule to the Company Disclosure Letter), as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of any such representation or warranty that by their terms speak only as of a specific date or dates, which representation or warranty shall be true and correct as of such date or dates);
(ii)any breach of any of the covenants, agreements or obligations made by the Company in this Agreement (other than the covenant made by the Company in Section 4.3(d)) that are required to be performed or complied with by the Company at or prior to the Closing;
(iii)regardless of the disclosure of any matter set forth in the Company Disclosure Letter, any inaccuracies in the Spreadsheet, Spreadsheet Certificate or the Closing Financial Certificate, including the allocation of the Aggregate Consideration.
(iv)any Pre-Closing Taxes and any Transaction Payroll Taxes, except to the extent such Taxes were reflected as a “current liability” in the calculation of the Working Capital Adjustment, included in Indebtedness, or otherwise taken into account in the determination of the Aggregate Consideration;
(v)any claims by (A) any then current or former holder of any Equity Interests of the Company (including any predecessors), arising out of, resulting from or in connection with claims of breach of fiduciary duty by any directors or officers of the Company in connection with the Transactions, this Agreement or the Transaction Documents or (B) any Person in connection with the exercise of appraisal rights or, if applicable, dissenters’ rights and any payments to holders of Dissenting Shares, that are together in excess of the consideration to which they would have been entitled for their shares of Capital Stock had they received a portion of the Aggregate Consideration payable pursuant to Section 1.7(a) and/or Section 1.8 rather than exercising appraisal rights or, if applicable, dissenters’ rights; and
(vi)in the case of Fraud by or on behalf of the Company.
(b)Materiality qualifications and qualifications by reference to the defined term “Material Adverse Effect” (the “Materiality Qualifiers”) in any representation, warranty, covenant, agreement or obligation shall neither be taken into account in determining whether a breach of or default in connection with such representation, warranty, covenant, agreement or obligation (or failure of any representation or warranty to be true and correct) exists, nor be taken into account in determining the amount of any Losses with respect to such breach, default or failure to be true and correct; provided that any Losses relating to indemnification claims made by an Indemnified Party pursuant to those sections as to which the Materiality Qualifiers shall be disregarded will be paid only to the extent that individual Losses or a series of related Losses exceed $50,000, and provided further, that the Materiality Qualifiers shall not be disregarded for any purpose from (i) the title or definition of any defined term and (ii) Section 2.4(a), Section 2.4(f)(ii) or Article 6.
(c)Except as set forth in Section 5.17, each Indemnifying Party waives, acknowledges and agrees that such Indemnifying Party shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity, right to advancement of expenses or other right or remedy against the Surviving Corporation or the Company or any of its Subsidiaries in connection with any Losses claimed by any Indemnified Party under Section 8.2(a). Effective as of the Closing, the Seller Agent, on behalf of itself and each Indemnifying Party, expressly waives and releases any right of subrogation, contribution, advancement or indemnification and any other claim that the Seller Agent or, except as set forth in Section 5.17, such Indemnifying Party may have, against Parent, any Affiliate of Parent, the Surviving Corporation or any of its Subsidiaries.
(d)The rights of the Indemnified Parties to indemnification pursuant to this Article 8, shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant, agreement or obligation made by the Company or any other matter. The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant, agreement or obligation, will not affect the right to indemnification based on any such representation, warranty, covenant or agreement. Except with respect to an indemnification claim pursuant to Section 8.2(a)(vi), no Indemnified Party shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Indemnified Party to be entitled to indemnification hereunder.
(e)The parties acknowledge and agree that, if the Surviving Corporation or any of its Subsidiaries suffers, incurs or otherwise becomes subject to any Losses as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation set forth in this Agreement or in connection with any of the matters referred to in Section 8.2(a), then (without limiting any of the rights of the Surviving Corporation as an

Indemnified Party) Parent shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation, to have incurred Losses as a result of and in connection with such inaccuracy or breach or in connection with such matters; provided, however, that in no event shall Parent or the Company be entitled to double recovery of the same amount and type of Losses with respect to any particular incident, fact or event which resulted in Losses that are recoverable under Section 8.2(a).
(f)If an Indemnified Party’s claim under Section 8.2(a) may be brought under different sections of Section 8.2(a), then such Indemnified Party shall have the right to bring such claim under any applicable section it chooses in accordance with Section 8.2(a); provided, however, that in no event shall any Indemnified Party be entitled to double recovery of the same amount and type of Losses with respect to any particular incident, fact or event which resulted in Losses that are recoverable under Section 8.2(a) regardless of whether there were breaches of more than one representation, warranty, covenant, agreement, obligation or otherwise.
(g)From and after the Closing, the remedies contained in this Article 8 shall be the sole and exclusive remedy of any Indemnified Party for monetary damages in connection with the matters described in Section 8.2(a); provided, however, that nothing in this Agreement shall limit the right of Parent or any other Indemnified Party to pursue (i) specific performance, injunctive relief or other non-monetary equitable remedies or (ii) remedies under any Transaction Document against the parties thereto pursuant to their terms.
8.3Indemnification Limitations.
(a)The Indemnifying Parties shall not be obligated to indemnify any Indemnified Party with respect to any Losses pursuant to clause (i) of Section 8.2(a) (other than any Fundamental Representation Claim), except to the extent that the aggregate Losses from all such claims exceed $1,000,000 (the “Deductible”), at which point the Indemnifying Parties will be obligated to indemnify the Indemnified Parties from and against all such Losses in excess of the Deductible.
(b)The maximum amount that the Indemnified Parties shall be entitled to recover pursuant to Section 8.2(a) is an amount equal to the Aggregate Consideration paid to the Indemnifying Parties pursuant to Article 1, except that (i) except as set forth in clause (iii) below, in no event will any Indemnifying Party’s aggregate liability pursuant to this Agreement exceed the portion of the Aggregate Consideration actually received by such Indemnifying Party, (ii) the maximum amount that the Indemnified Parties shall be entitled to recover pursuant to clause (i) of Section 8.2(a) (other than any Fundamental Representation Claim) is the Transaction Indemnity Holdback and the Transaction Indemnity Holdback shall be the Indemnifying Parties’ sole recourse with respect to recovery pursuant to clause (i) of Section 8.2(a) (other than any Fundamental Representation Claim) and (iii) there shall be no limitation on the amount that the Indemnified Parties are entitled to recover in respect of claims of Fraud personally committed by an Indemnifying Party.
(c)Except for claims made against the Tax Indemnity Holdback under Section 8.1(a), the Indemnified Parties’ first source of recovery for all other claims under Section 8.1(a) and Section 8.2(a) shall be recourse against the Transaction Indemnity Holdback, but if the Transaction Indemnity Holdback is exhausted or insufficient to satisfy any portion of a Loss for which a claim has been made under Section 8.1(a) or Section 8.2(a), subject in all cases to the limitations set forth in Section 8.3(a) and Section 8.3(b), the Indemnified Parties shall be entitled to recover such portion of such Losses in respect of such claims directly from the Indemnifying Parties. The Tax Indemnity Holdback shall be the Indemnifying Parties’ sole and exclusive remedy for a Loss arising out of the Special Indemnity Taxes.
(d)For purposes of calculating or determining the amount of Losses paid, incurred or sustained by a Indemnified Party, there shall be deducted from any Losses an amount equal to the amount of any proceeds from any third-party insurer or any indemnification or contribution payments actually received by such Indemnified Party in connection with such Losses (net of applicable costs of recovery or collection, retention, deductible, retroactive premium adjustment, reimbursement or other cost related to the insurance claim in respect of Losses thereof).The Indemnified Parties shall use commercially reasonable efforts to mitigate any Losses which form the basis for a claim for indemnification hereunder, including by seeking recovery under any available insurance policies.
(e)Notwithstanding anything to the contrary in this Agreement, (i) no Indemnifying Party shall have any liability under this Agreement, including under this Article 8 for any item, to the extent such item is taken into account as a liability (or a dollar-for-dollar reduction) in the calculation of the Aggregate Consideration (it being understood and agreed that the purpose of this provision is to avoid double counting), and (ii) to the extent that there is a Loss attributable to the sales and use Tax matters identified on Schedule 5.14(i), and the Loss is in excess of the amount (if any) of such Taxes taken into account in determining the Working Capital Adjustment, (A) the Indemnifying Parties shall only be liable for fifty percent (50%) of such Loss, subject to the other limitations on indemnification herein, (B) the maximum amount of any such Loss for which the Indemnifying Parties shall be liable shall be $2,500,000 in the aggregate (less any amounts of sales and use Tax assessments paid on or prior to the Closing Date), and (C) all claims for any such Loss may be made up until the Tax Indemnity Holdback Release Date (for the avoidance of doubt, the Sales Tax Reserve shall be retained until the earlier of (i) the third (3rd) anniversary of the Closing Date or (ii) the date upon which all Pre-Closing Taxes set forth on Schedule 8.1(a)(iii) have been paid).
(f)For the avoidance of doubt, assuming that there is no breach of the covenants set forth in Section 5.21, in no event shall Parent or the Company be entitled to recovery for any Losses as a result of Parent’s or the Company’s failure to timely pay any scheduled payments, pursuant to the contract set forth on Schedule 5.21 of the Company Disclosure Letter, which become due and payable after December 31, 2021.
8.4Period for Claims.  The representations and warranties made by the Company in this Agreement or any certificate or other instrument delivered by or on behalf of the Company pursuant to this Agreement (including the Company Disclosure Letter (including any exhibit or schedule to the Company Disclosure Letter)) shall survive the Closing and remain in full force and effect until the expiration of the applicable Claims Period, and the representations and warranties made by Parent or Merger Sub in this Agreement or any certificate or other instrument delivered by or on behalf of Parent or Merger Sub pursuant to this Agreement shall expire and be of no further force or effect as of Closing. Except as provided in Section 8.3(e) and for Losses arising out of, resulting from, relating to or in connection with the Special Indemnity Taxes, the period during which claims for Losses may be made (the “Claims Period”) for Losses arising out of, resulting from, relating to or in connection with the matters listed in Section 8.2(a) (other than any Fundamental Representation Claim) shall commence at the Closing and terminate at 11:59 p.m. Pacific time on the date that is fifteen (15) months after the Closing and no Claim Notice in respect of any such claim for Losses may be submitted following a date that is fifteen (15) months after the Closing, except that:

(a)the Claims Period for Losses arising out of, resulting from, relating to or in connection with (i) any breach of or inaccuracy in any representation or warranty made by the Company in Section 2.1 (Organization), Section 2.2 (Capital Structure), Section 2.3(a) (Authority), Section 2.11 (Taxes) or Section 2.17 (Transaction Fees) (collectively, the “Fundamental Representations”) or in any certificate or other instrument delivered by or on behalf of the Company pursuant to this Agreement (including the Company Disclosure Letter (including any exhibit or schedule to the Company Disclosure Letter)) to the extent within the scope of any of the Fundamental Representations or (ii) any Third-Party Claims alleging facts or circumstances that, if accurate, would constitute a breach of or inaccuracy in any such representation or warranty (collectively, the “Fundamental Representation Claims”) shall commence at the Closing and terminate upon the expiration of the Applicable Statute of Limitations and no Claim Notice in respect of any such claim for Losses may be submitted following a date that is after the Applicable Statute of Limitations;
(b)the Claims Period for Losses arising out of, resulting from, relating to or in connection with any matters listed in clause (ii) of Section 8.2(a) shall commence at the Closing and terminate upon the date that is fifteen (15) months after the Closing; and
(c)the Claims Period for Losses arising out of, resulting from, relating to or in connection with any matters listed in clauses (iii) through (vi) of Section 8.2(a) shall commence at the Closing and terminate upon the expiration of the Applicable Statute of Limitations, except for the Claims Period for Losses arising out of, resulting from, relating to or in connection with any Pre-Closing Taxes, which shall terminate sixty (60) days after the expiration of the Applicable Statute of Limitations, and no Claim Notice in respect of any such claim for Losses, except for Losses relating to Pre-Closing Taxes, may be submitted following a date that is after the Applicable Statute of Limitations.
Notwithstanding anything to the contrary contained herein, (x) no right of recovery pursuant to this Article 8 in respect of any claim that is set forth in a Claim Notice delivered to the Seller Agent prior to the expiration of the applicable Claims Period shall be affected by the expiration of such representations and warranties and (y) all Applicable Statutes of Limitations or other claims periods with respect to any indemnifiable matter shall, to the fullest extent permitted by law, be shortened or extended to the applicable Claims Periods set forth in this Agreement.
8.5Claims.
(a)Promptly upon discovery of facts or circumstances that may implicate a claim for indemnification under this Article 8 (but in any event on or before the last day of the applicable Claims Period), Parent may deliver to the Seller Agent a written notice (a “Claim Notice”):
(i)stating that an Indemnified Party has paid, incurred, suffered, sustained, reserved or accrued, or in good faith believes that it may pay, incur, suffer, sustain, reserve or accrue, Losses (or that with respect to any Tax matters governed by Section 5.14, that an Indemnified Party in good faith believes could reasonably be likely to be raised by any Tax Authority in audit of Parent or its Affiliates, that could give rise to Losses);
(ii)stating the amount of such Losses (which, in the case of Losses not yet paid, incurred, suffered, sustained, reserved or accrued, may be the maximum amount believed by Parent in good faith to be incurred, paid, reserved, accrued or demanded by a third party); and

(iii)specifying in reasonable detail (based upon the information then possessed by Parent) (A) the individual items of such Losses included in the amount so stated, (B) the nature of the claim to which such Losses are related, and (C) the provisions of this Agreement which are implicated by such Losses.
(b)No delay in providing such Claim Notice within the applicable Claims Period shall affect an Indemnified Party’s rights hereunder, unless (and then only to the extent that) the Seller Agent or the Indemnifying Parties are materially prejudiced thereby. Any Claim Notice may be updated and amended from time to time by Parent delivering an updated or amended Claim Notice, so long as the delivery of the original Claim Notice is made within the applicable Claims Period and only in the event that such Claim Notice, as so updated or amended, continues to satisfy the requirements of clauses (i) through (iii) of Section 8.5(a).
8.6Resolution of Objections to Claims.
(a)If the Seller Agent shall not object in writing within the thirty (30)-day period after receipt of a Claim Notice by delivery of a written notice of objection containing a reasonably detailed description of the facts and circumstances supporting an objection to the Claim Notice (a “Claim Objection Notice”), such failure to so object shall be an irrevocable acknowledgment by the Seller Agent that the Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Claim Notice, subject to the limitations set forth in Section 8.3. In such event, Parent shall be entitled to deduct from the Indemnity Holdback an amount of cash equal to the Losses set forth in such Claim Notice, subject to the limitations set forth in Section 8.3.
(b)If the Seller Agent shall deliver a Claim Objection Notice in accordance with Section 8.6(a) within thirty (30) days after delivery of such Claim Notice, the Seller Agent and Parent shall attempt in good faith for a period of sixty (60) days after Parent’s receipt of such Claim Objection Notice to agree upon the rights of the respective parties with respect to each of such claims. If the Seller Agent and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties.
(c)If no such agreement can be reached during the sixty (60)-day period for good faith negotiation, but in any event upon the expiration of such sixty (60)-day period, either Parent or the Seller Agent may bring an action in accordance with the terms of Section 9.10.
(d)Parent shall be entitled to permanently retain and not issue, as applicable, from the Indemnity Holdback in respect of the Losses set forth in such instruction, memorandum or decision referenced in this Section 8.6, a number of Indemnity Holdback Shares equal to such Losses, divided by the Parent Stock Price. Should the amount held in the Indemnity Holdback, if any, be insufficient to satisfy in whole the amount to be paid to an Indemnified Party by the Indemnifying Parties in accordance with such instruction, memorandum or decision, then, subject to the limitations set forth in Section 8.3, each Indemnifying Party shall, within ten (10) Business Days following the date of such instruction, memorandum or decision referenced in this Section 8.6, pay to the Indemnified Party, such Indemnifying Parties’ Pro Rata Share of such shortfall in cash.
8.7Third-Party Claims
.

(a)In the event Parent becomes aware of a claim by a third party (a “Third-Party Claim”) that Parent in good faith believes may result in a claim under Section 8.2(a), Parent shall promptly notify the Seller Agent of such claim in writing (a “Third-Party Claim Notice”) within twenty (20) calendar days of becoming aware of such Third Party Claim; provided, that no delay in providing such prompt notice shall affect an Indemnified Party’s rights hereunder, unless (and then only to the extent that) the Seller Agent or the Indemnifying Parties are materially prejudiced thereby. The Seller Agent shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Party, subject to execution by the Seller Agent of a standard non-disclosure agreement to the extent that such materials contain confidential or propriety information. Parent shall reasonably inform and consult with the Seller Agent regarding any defense or settlement of a Third-Party Claim, provided, that no settlement of any Third Party Claim shall be made without the Seller Agent’s consent. The Seller Agent shall not unreasonably withhold its consent to any settlement proposal with respect to a Third-Party Claim.
(b)In the event that Parent becomes aware of a Third-Party Claim by an alleged current or former holder of any Equity Interests of the Company (including any predecessors), arising out of, resulting from or in connection with the allocation of the Aggregate Consideration, including any adjustments to the Aggregate Consideration not taken into account at the Closing or pursuant to Section 1.18, the procedures set forth in Section 8.7(a) shall apply to the defense and settlement of such claim, provided, that the Company shall reimburse Parent for all costs and expenses incurred in connection with the defense and settlement of such claim.
8.8Seller Agent.
(a)By virtue of the approval of the Merger and this Agreement, and by receiving the benefits thereof, including any consideration payable hereunder, by the Indemnifying Parties and without any further action of any of the Indemnifying Parties or the Company, at the Closing, Shareholder Representative Services LLC shall be constituted and appointed by the Indemnifying Parties as the Seller Agent for all purposes in connection with this Agreement and any related agreements. The Seller Agent shall be the exclusive representative agent and attorney-in-fact for and on behalf of the Indemnifying Parties to: (i) execute, as Seller Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) give and receive notices, instructions, and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Indemnifying Party, to or from Parent (on behalf of itself or any other Indemnified Party) relating to this Agreement or any of the Transactions and other matters contemplated by this Agreement or by such other agreement, document or instrument (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Indemnifying Party individually), (iii) review, negotiate and agree to and authorize Parent to reclaim funds or shares, as applicable, from the Indemnity Holdback in satisfaction of claims asserted by Parent (on behalf of itself or any other Indemnified Party, including by not objecting to such claims) pursuant to this Article 8, (iv) object to such claims pursuant to Section 8.6, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Indemnifying Party or necessary in the judgment of the Seller

Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Indemnifying Parties, (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Indemnifying Parties in accordance with the terms hereof and in the manner provided herein and (viii) take all actions necessary or appropriate in the judgment of the Seller Agent for the accomplishment of the foregoing in connection with this Agreement or any related agreements, in each case without having to seek or obtain the consent of any Person under any circumstance. Parent and its Affiliates (including after the Closing, the Surviving Corporation) shall be entitled to rely on the appointment of Shareholder Representative Services LLC as the Seller Agent and treat such Seller Agent as the duly appointed exclusive representative, agent and attorney-in-fact of each Indemnifying Party and as having the duties, power and authority provided for in this Section 8.8. The Indemnifying Parties shall be bound by all actions taken and documents executed by the Seller Agent in connection with this Article 8, and Parent and other Indemnified Parties shall be entitled to rely exclusively on any action or decision of the Seller Agent. The Person serving as the Seller Agent may be removed or replaced from time to time (or if such Person resigns from its position as the Seller Agent then a successor may be appointed) by consent of Indemnifying Parties who received, in the aggregate, more than fifty percent (50%) of the amount of cash payable to all Indemnifying Parties pursuant to this Agreement in respect of the shares of Capital Stock owned by all Indemnifying Parties as of immediately prior to the Effective Time (the “Majority Indemnifying Parties”) upon not less than seven (7) days’ prior written notice to Parent. The Person serving as the Seller Agent may resign upon not less than seven (7) days’ prior written notice to Parent and the Indemnifying Parties. No bond shall be required of the Seller Agent.
(b)The Seller Agent will incur no liability in connection with its services pursuant to this Agreement and any related agreements as the Seller Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct. The Seller Agent shall serve as the Seller Agent without compensation, other than pursuant to the terms of that certain Engagement Letter to be entered into by and among Shareholder Representative Services LLC and certain of the Indemnifying Parties. The Indemnifying Parties shall severally but not jointly (based on their Pro Rata Share) indemnify the Seller Agent and hold it harmless against any loss, Liability or expense incurred without gross negligence, willful misconduct or bad faith on the part of the Seller Agent and arising out of, resulting from or in connection with the acceptance or administration of him/her/its duties pursuant to this Agreement and any related agreements, including all reasonable, documented, and out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Seller Agent (collectively, the “Seller Agent Expenses”), in each case as such Seller Agent Expense is suffered or incurred; provided, that in the event that any such Seller Agent Expense is finally adjudicated to have been caused by the gross negligence or willful misconduct of the Seller Agent, the Seller Agent will reimburse the Indemnifying Parties the amount of such indemnified Seller Agent Expense to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Seller Agent by the Indemnifying Parties, such Seller Agent Expenses may be recovered, first, from the Seller Agent Expense Fund, second, by the Seller Agent from the portion of the Indemnity Holdback otherwise distributable to the Indemnifying Parties (and not distributed or distributable to an Indemnified Party or subject to a pending indemnification claim of an Indemnified Party) after the expiration of the Claims Period pursuant to the terms hereof, at the time of distribution, and such recovery will be made from the Indemnifying Parties according to their respective Pro Rata Shares of such losses, Liabilities or expenses and third, by the Seller Agent from any other funds that become payable to the Indemnifying Parties under this Agreement at such time as such amounts would otherwise be distributable to the Indemnifying Parties; provided, that while the Seller Agent may be paid from the aforementioned sources of funds, this does not relieve the Indemnifying Parties from their obligation to promptly pay such Seller Agent Expenses as they are suffered or incurred. In no event will the Seller Agent be required to advance its own funds on behalf of the Indemnifying Parties or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Indemnifying Parties set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Seller Agent hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Seller Agent or the termination of this Agreement.
(c)After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Seller Agent that is within the scope of the Seller Agent’s authority under Section 8.8(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Indemnifying Parties and shall be final, binding and conclusive upon each Indemnifying Party; and each Indemnified Party shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Indemnifying Party. Parent, the Company and the Indemnified Parties are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Seller Agent.
(d)Upon the Closing, the Parent will wire the Seller Agent Expense Amount to the Seller Agent, which will be used for any expenses incurred by the Seller Agent. The Indemnifying Parties will not receive any interest or earnings on the Seller Agent Expense Fund and irrevocably transfer and assign to the Seller Agent any ownership right that they may otherwise have had in any such interest or earnings. The Seller Agent will hold these funds separate from its corporate funds and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Seller Agent’s responsibilities, the Seller Agent will deliver any remaining balance of the Seller Agent Expense Fund to the Exchange Agent for further distribution to the Indemnifying Parties. As soon as practicable following the completion of the Seller Agent’s duties, the Seller Agent will deliver the balance of the Seller Agent Expense Fund to the Exchange Agent for further distribution to the Indemnifying Parties in accordance with their respective Pro Rata Share. For Tax purposes, the Seller Agent Expense Fund will be treated as having been received and voluntarily set aside by the Indemnifying Parties at the Effective Time.
8.9Treatment of Indemnification Payments.  The Indemnifying Parties, the Seller Agent and Parent agree to treat (and cause their Affiliates to treat) any payment received by the Indemnified Parties pursuant to this Article 8 as adjustments to the Aggregate Consideration for all Tax purposes, to the maximum extent permitted by Applicable Law.

Article 9
GENERAL PROVISIONS
9.1Notices.  Except as expressly set forth herein with respect to Sections 4.1 and 4.2, all notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile or email (with automated confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):
(a)if to Parent or Merger Sub, to:
8x8, Inc.
675 Creekside Way
Campbell, CA 95008
Attention: General Counsel
Telephone No.: (408) 727-1885
E-mail: legal-notices@8x8.com
with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California 94301-1908
Attention: Thomas J. Ivey and Michael Mies
Telephone No.: (650) 470-4522
E-mail: Thomas.Ivey@skadden.com; Michael.Mies@skadden.com

(b)if to the Company prior to the Closing, to:

Fuze, Inc.
2 Copley Place, Floor 7
Boston, MA 02116
Attention: Chief Executive Officer
Telephone No.: (978) 621-6401
E-mail: brday@fuze.com
with a copy (which shall not constitute notice) to:

Cooley LLP
500 Boylston Street, 14th Floor
Boston, MA 02116
Attention: Miguel J. Vega
Telephone No.: (617) 937-2300
E-mail: mvega@cooley.com

(c)If to the Seller Agent, to:

Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
Attention: Managing Director
Telephone No.: (303) 648-4085
E-mail: deals@srsacquiom.com
with a copy (which shall not constitute notice) to:

Cooley LLP
500 Boylston Street, 14th Floor
Boston, MA 02116
Attention: Miguel J. Vega
Telephone No.: (617) 937-2300
E-mail: mvega@cooley.com
Any notice given as specified in this Section 9.1, (i) if delivered personally or sent by facsimile transmission or email shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third Business Day after the post of the same; provided, however, that notices sent by mail will not be deemed given until received and, provided, further, that no facsimile or email notice shall be deemed given when received unless such notice is followed up by one of the other means of notice described herein. Notwithstanding the aforesaid, any Claim Notice must be sent also by recognized overnight courier (such as Federal Express or DHL) in order to be effective.
9.2Interpretation.  When a reference is made herein to Articles, Sections, Subsections or Exhibits, such reference shall be to an Article, Section or Subsection of, or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “provided to,” “delivered to,” “made available to” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a complete paper or electronic copy of the information or material referred to has been provided to the party to whom such information or material is to be provided or delivered. Any such information or material uploaded to the respective virtual data rooms maintained by Smartsheet Inc. and Datasite LLC, at least one (1) Business Day prior to the Agreement Date shall be deemed to have been provided to, delivered to and made available to Parent. Unless the context of this Agreement otherwise requires: (a) words of any gender include each other gender, (b) words using the singular or plural form also include the plural or singular form, respectively, and (c) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement. The symbol “$” refers to U.S. Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to a Person are also to its permitted successors and assigns. All references to “days” shall be to calendar days in California unless otherwise indicated as a “Business Day.” The terms “U.S.” and “United States” shall refer to the United States of America.

9.3Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company (or the Seller Agent following the Closing) and Parent at any time (whether before or after the adoption of this Agreement by the Required Stockholder Approval); provided, however, that after any such adoption of this Agreement by the Required Stockholder Approval, no amendment shall be made which by Applicable Law requires further approval of the Stockholders without the further approval of such Stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of the Company and Parent (prior to the Closing) or Parent and the Seller Agent (after the Closing).
9.4Extension; Waiver.  At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Parent or Merger Sub and the Seller Agent may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (a) prior to the Closing with respect to the Company, signed by the Company, (b) after the Closing with respect to the Indemnifying Parties and/or the Seller Agent, signed by the Seller Agent and (c) with respect to Parent or Merger Sub, signed by Parent or Merger Sub. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.
9.5Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.
9.6Entire Agreement; Nonassignability; Parties in Interest.  This Agreement and the documents and instruments and other agreements specifically referred to herein or specifically delivered pursuant hereto, including all the Exhibits attached hereto and the Schedules, including the Disclosure Letters, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article 8 is intended to benefit Indemnified Parties and Section  5.17 is intended to benefit the D&O Indemnitees), and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided herein.

9.7Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Parent and Merger Sub may assign their rights and delegate their obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent without the prior consent of any other party hereto; provided, that notwithstanding any such assignment, Parent and Merger Sub shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.
9.8Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.
9.9Remedies Cumulative; Specific Performance.
(a)     The parties hereby agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger or the Transactions) is not performed in accordance with its specific terms or is otherwise breached. Accordingly, the parties agree that, prior to the valid termination of this Agreement in accordance with Section 7.1, each party shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction in accordance with Section 9.10, this being in addition to any other remedy to which they are entitled under the terms of this Agreement, at law or in equity (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy).
(b)     Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of, or to enforce compliance with this Agreement when expressly available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
9.10Venue; Submission to Jurisdiction; Consent to Service of Process. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of first, the Court of Chancery within New Castle County in the State of Delaware (and any appellate court thereof located within such county) and to the extent such Court of Chancery (or appellate court thereof located within such county) lacks jurisdiction over the matter, the Federal courts of the United States of America located within New Castle County in the State of Delaware (or appellate court thereof located within such county) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby (including resolution of disputes under

Section 8.6), and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.1 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in New Castle County, Delaware.
9.11Rules of Construction.  The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.
9.12Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
9.13Waiver of Jury Trial.  TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.
9.14    Conflict of Interest. If the Seller Agent so desires, acting on behalf of the Indemnifying Parties and without the need for any consent or waiver by the Company or Parent, Cooley LLP (“Cooley”) shall be permitted to represent the Seller Agent or the Indemnifying Parties after the Closing in connection with any matter, including without limitation, anything related to the transactions contemplated by this Agreement, any other agreements referenced herein or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Cooley shall be permitted to represent the Seller Agent or the Indemnifying Parties, any of their agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (including any litigation, arbitration or other adversary proceeding) with Parent, the Company or any of their agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims or disputes arising under other agreements entered into in connection with this Agreement. Upon and after the Closing, the Company shall cease to have any attorney-client relationship with Cooley, unless and to the extent Cooley is specifically engaged in writing by the Company to represent the Company after the Closing and either such engagement involves no conflict of interest with respect to the Indemnifying Parties or the Seller Agent consents in writing at the time to such engagement. Any such representation of the Company by Cooley after the Closing shall not affect the foregoing provisions hereof.
9.15    Attorney-Client Privilege. All communications involving attorney-client confidences between an Indemnifying Party, its Affiliates or the Company and Cooley in the

course of the negotiation, documentation and consummation of the Merger and the transactions contemplated hereby shall be deemed to be attorney-client confidences and communications that belong solely to the Indemnifying Parties and their Affiliates, and not that of the Surviving Corporation, following the Closing, and may be waived only by the Seller Agent. Absent the consent of the Seller Agent, neither Parent nor the Surviving Corporation shall have a right to access attorney-client privileged material of the Company related to the Merger and the transactions contemplated hereby following the Closing and neither the Parent nor the Surviving Corporation shall assert that the attorney-client privilege of the Company related to the Merger was waived due to the inadvertent transfer of attorney-client privileged material after the Closing (either because they were included in the computer server(s) of the Surviving Corporation or were otherwise within the records of the Surviving Corporation after the Closing).

[Signature Pages Follow]

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and the Seller Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.
8X8, INC.
By: /s/ Samuel Wilson _________________
Name: Samuel Wilson__________________
Title: Chief Financial Officer_____________
EAGLE MERGER SUB, LLC
By: 8X8, INC., as Sole Member
By: /s/ Samuel Wilson _________________
Name: Samuel Wilson__________________
Title: Chief Financial Officer_____________

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and the Seller Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.
FUZE, INC.
By: /s/ Brian Day______________________
Name: Brian Day______________________
Title: Chief Executive Officer____________

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and the Seller Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.
SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Seller Agent

By: /s/ Sam Riffe______________________
Name: Sam Riffe______________________
Title: Managing Director________________
[Signature Page to Agreement and Plan of Merger]

EXHIBIT A
DEFINITIONS
As used in this Agreement, the following terms shall have the meanings indicated below. Unless indicated otherwise, all mathematical calculations contemplated hereby shall be rounded to the tenth decimal place.
“Accredited Holders” means (a) with respect to any time before the Closing, collectively, the holders of record of shares of Capital Stock and Company RSUs outstanding as of such time and the Management Carveout Recipients and (b) with respect to any time at or after the Closing, collectively, the holders of record of shares of Capital Stock and Company RSUs outstanding as of immediately prior to the Effective Time and the Management Carveout Recipients, in each case, who have (i) satisfied the requirements to be an “accredited investor” as defined in Rule 501 of Regulation D of the Securities Act and (ii) delivered to Parent and the Company the duly executed and completed Accredited Investor Questionnaires.
“Adjustment Holdback Amount” means an amount of cash equal to $1,250,000.
“Adjustment Holdback Fund” means the Adjustment Holdback Amount held back by Parent, as such amount may be increased or decreased from time to time pursuant to this Agreement.
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of more than 50% of the voting securities or by Contract or otherwise. It is agreed that with respect to any venture capital fund, the term “Affiliate” shall not include any portfolio company that may otherwise fall under the definition of “Affiliate”.
“Aggregate Consideration” means (a) $250,000,000, plus (b) the amount of the Estimated Working Capital Adjustment (which may be a negative number), plus (c) the aggregate amount of Estimated Closing Cash, minus (d) the amount of Estimated Closing Indebtedness, minus (e) the amount of unpaid Estimated Transaction Expenses, plus (f) the Aggregate In-the-Money Warrant Exercise Price, minus (g) the amount, if any, by which the long-term deferred revenue (calculated in accordance with GAAP) is greater than the Excluded Long-Term Deferred Revenue (for the avoidance of doubt, if the long-term deferred revenue is less than the Excluded Long-Term Deferred Revenue, then the Aggregate Consideration shall not be increased by such amount).
“Aggregate Preferred Exchanged Securities Consideration” means the aggregate consideration payable with respect to Company Series A Prime Preferred RSU and Series A Prime Preferred Warrants (collectively, “Exchanged Securities”) pursuant to Section 1.8, which amount shall be set forth in the Spreadsheet.
“Aggregate Non-Accredited Holder Consideration” means the amount of cash equal to the aggregate consideration payable to Non-Accredited Holders pursuant to Section 1.7 and Section 1.8, which amount shall be set forth in the Spreadsheet.

“Aggregate Series A Prime Preferred Consideration” means the aggregate consideration payable with respect to the Series A Prime Preferred Stock issued and outstanding immediately prior to Closing pursuant to Section 1.7, which amount shall be set forth in the Spreadsheet.
“Aggregate In-the-Money Warrant Exercise Price” means $910,170.30, which amount shall be set forth in the Spreadsheet.
“AI Technology” means deep learning, machine learning, and other artificial intelligence technologies, including any and all (a) proprietary algorithms, Software or systems that make use of or employ neural networks, statistical learning algorithms (such as linear and logistic regression, support vector machines, random forests, and k-means clustering), or reinforcement learning, and (b) proprietary embodied artificial intelligence and related hardware or equipment.
“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, U.K. Bribery Act, U.S. Travel Act, 18 U.S.C. section 201, and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts, travel, or entertainment), directly or indirectly, to any Person, including any Government Official.
“Applicable Law” means, with respect to any Person, any applicable federal, state, national, provincial, regional, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, case law, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and applicable to such Person and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.
“Applicable Statute of Limitations” means, with respect to any particular representation or warranty, the longest limitation period that may apply (under any Applicable Law) to any claim or action (asserted or brought by any Indemnified Party against any Indemnifying Parties, by any party against the Company or by or against any other Person) that relates in any way to such representation or warranty or that constitutes, gives rise to or relates in any way to any actual or alleged inaccuracy in or breach of such representation or warranty.
“Bank Information” means bank name and number, branch name and address, swift number, account number and other wire transfer information.
“Behavioral Data” means data collected from a web beacon, pixel tag, ad tag, cookie, local storage object, or other similar means, where such data (a) is collected from a particular computer or device regarding website viewing or other activities on or in connection with applications or (b) is or may be used to identify or locate a user or device, to predict or infer the preferences, interests, or other characteristics of a user of such device or application, or to target advertisements to a user of such device or application.
“Business” means the business of the Company and its Subsidiaries as currently conducted and as currently proposed to be conducted.
“Business Day” means a day other than (a) Saturday or Sunday and (b) on which commercial banks are open for business in San Francisco, California.
“Capital Stock” means the Common Stock and the Preferred Stock.
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020.

“Certificate of Incorporation” means the Seventh Amended and Restated Certificate of Incorporation of the Company, dated as of August 16, 2021.
“Change in Control Payments” means all bonus, severance or other payment obligations payable by the Company or any of its Subsidiaries in connection with and/or as a result of the Transactions (including both “single trigger” and “double trigger” agreements or arrangements where the Merger is the first trigger). For the avoidance of doubt, “Change in Control Payments” shall not include any Post-Signing Severance Obligations.
“Closing Cash” means all unrestricted cash and cash equivalents and marketable securities of the Company and its Subsidiaries (as defined by and determined in accordance with GAAP) as of immediately prior to the Closing and, to the extent in accordance with GAAP, less (a) the aggregate amount of outstanding checks or drafts of the Company and its Subsidiaries that have not posted, plus (b) checks received by the Company and its Subsidiaries that have not been posted, plus (c) deposits held by any landlord of the Company and its Subsidiaries. Cash and marketable securities held in the Company’s non-U.S. Subsidiaries shall be treated as unrestricted cash and marketable securities.
“Closing Company RSU Consideration” means the consideration payable to holders of Company RSUs pursuant to Section 1.8(a)(ii).
“Closing Financial Certificate” means a certificate executed by the Chief Executive Officer and the Chief Financial Officer of the Company (on behalf of the Company and not in either individual’s personal capacity), dated as of the Closing Date, certifying the estimated amount as of the Closing Date of (a) the Working Capital Adjustment (including in support of the calculation of the Working Capital Adjustment: (i) the estimated balance sheet of the Company as of immediately prior to the Closing prepared in accordance with GAAP in accordance with the Company’s historical practices and methodologies and in a manner consistent with the Working Capital Adjustment Illustration, (ii) an itemized list of each element of the current assets of the Company and (iii) an itemized list of each element of the total liabilities of the Company) (the “Estimated Working Capital Adjustment”), (b) the amount of Closing Cash (the “Estimated Closing Cash”), (c) an itemized list of each item of Closing Indebtedness with a description of the nature of such Closing Indebtedness and the Person to whom such Closing Indebtedness is owed (the “Estimated Closing Indebtedness”), (d) an itemized list of each unpaid Transaction Expense with a description of the nature of such Transaction Expense and the Person to whom such Transaction Expense is owed (the “Estimated Transaction Expenses”) and (e) the amount of long-term deferred revenue (calculated in accordance with GAAP (the “Estimated Long-Term Deferred Revenue”). Any payments to be made in any non-U.S. currency will be converted to U.S. Dollars for purposes of the Closing Financial Certificate using the exchange rate published by The Wall Street Journal, Eastern Edition, seven (7) Business Days prior to the Closing Date.
“Closing Indebtedness” means the aggregate amount of all outstanding Indebtedness of the Company and its Subsidiaries as of immediately prior to the Closing, which aggregate amount shall be set forth in the Spreadsheet.
“Closing Stock Consideration” means the aggregate Parent Common Stock payable to Stockholders, RSU Holders and Warrantholders pursuant to Section 1.7 and Section 1.8.
“Code” means the Internal Revenue Code of 1986, as amended.
“Common Stock” means the common stock of the Company, par value $0.0001 per share.
“Common Stock Exchange Ratio” means the quotient of (i) the Per Common Share Consideration divided by (ii) the Parent Stock Price, which amount shall be set forth in the Spreadsheet.

“Common Warrants” means warrants to subscribe for, purchase or otherwise acquire shares of Common Stock.
“Company” has the meaning set forth in Preamble.
“Company Common RSU” means a restricted stock unit with respect to Common Stock granted pursuant to one of the Company Equity Plans.
“Company Data” means all data (including Private Data, Training Data and Scraped Datasets) collected, generated, received, or otherwise Processed by or for the Company or any of its Subsidiaries, including: (a) in connection with the development, marketing, delivery, provision, operation, or use of any Company Product, or (b) in connection with Employees.
“Company Data Agreement” means any Contract involving Company Data, to which the Company or any of its Subsidiaries is a party or is bound, excluding the Standard Terms; but including any terms applicable to any Licensed Data, including (a) the end user license agreement or other terms that govern the Company’s or its Subsidiaries’ use of any application programming interface used to collect Training Data, and (b) the website terms or other terms that govern the Company’s or its Subsidiaries’ collection and use of each Scraped Dataset.
“Company Equity Awards” means the Options and Company RSUs.
“Company Equity Plans” means, collectively, the 2017 Equity Incentive Plan and the 2012 Stock Option and Equity Incentive Plan.
“Company Owned Intellectual Property” means any and all Intellectual Property owned or purported to be owned by the Company and any of its Subsidiaries.
“Company Intellectual Property Agreements” means the Outbound Licenses and the Inbound Licenses.
“Company Owned Data” means any Company Data owned or purported to be owned by the Company or any of its Subsidiaries, or which the Company or any of its Subsidiaries considers to be proprietary or Trade Secrets of the Company or its Subsidiaries.
“Company Owned Intellectual Property Rights” means any and all Intellectual Property Rights that are owned by or purported to be owned by the Company or any of its Subsidiaries.
“Company Products” means all products or services produced, marketed, licensed, supported, sold, distributed or performed by or on behalf of the Company or any of its Subsidiaries, and all products or services currently under development by the Company or any of its Subsidiaries and scheduled for commercial release within ninety (90) days of the Agreement Date.
“Company Registered Intellectual Property” means the United States, international and foreign: (a) Patents, (b) designs and design applications, (c) registered Trademarks, applications to register Trademarks, intent-to-use applications, or other registrations or applications related to Trademarks, (d) registered Internet domain names, (e) registered copyrights and applications for copyright registration and (f) any other Intellectual Property Rights that are the subject of a filing or registration anywhere in the world, in each case registered or filed in the name of, or owned by, the Company or any of its Subsidiaries.
“Company RSUs” means the Company Common RSUs and Company Series A Prime Preferred RSUs.

“Company Series A Prime Preferred RSU” means a restricted stock unit with respect to Series A Prime Preferred Stock granted pursuant to one of the Company Equity Plans.
“Company Source Code” means any Software source code that embodies any Company Owned Intellectual Property Rights.
“Continuing Party” means the Employees (including Key Employees) and Contractors who remain employees or contractors of the Company or any of its Subsidiaries immediately following the Closing.
“Contract” means any written or oral legally binding contract, agreement, instrument, arrangement, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders), including all amendments, supplements, exhibits and schedules thereto.
“Contractor” means any current or former consultant and independent contractor of the Company or any of its Subsidiaries
“Convertible Securities” means, with respect to any Person, (a) any securities that are convertible into or exercisable or exchangeable for any shares (or other units) of any class or series of equity securities of such Person, whether upon conversion, exercise, or exchange, pursuant to antidilution provisions of such securities or otherwise (other than, for purposes of this Agreement, the Company Equity Awards, the Parent Equity Awards and the Warrants) and (b) any subscriptions, rights or calls (or any similar securities) or agreements or arrangements of any character, in each case to acquire equity securities of such Person.
“COVID-19 Law” means any law or any scheme, program, arrangement or measures introduced or enacted by any Governmental Entity in response to or in connection with the COVID-19 pandemic, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar measures, and any Tax Laws introduced, or recommendations promulgated by any Governmental Entity, including the World Health Organization, as a result of the COVID-19 pandemic, including the CARES Act.
“Credit Agreement” means the Credit and Guaranty Agreement, dated as of September 20, 2019, by and among the Company and certain of its Subsidiaries from time to time party thereto, various Lenders and AB Private Credit Investors LLC, as Administrative Agent and Collateral Agent, as amended.
“Employee” means any current or former employee of the Company or any of its Subsidiaries.
“Employee Plans” means (i) each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA); (ii) each outstanding loan to an Employee; (iii) all stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, equity-based, supplemental retirement or pension, vacation or paid-time off, sabbatical, medical, health, welfare, dental, vision care, insured or self-insured benefits for or relating to income continuation or other benefits during absence from work (including short term disability, long term disability or other disability benefits), hospitalization, death or survivor’s benefits, supplementary employment insurance, day care, tuition or professional commitments, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance, accident insurance, fringe benefit or employee assistance plans, programs, or arrangements; (iv) all bonus, profit sharing, savings, termination, severance, change in control, retention, retirement, deferred compensation, commission or incentive plans (including cash incentive plans), programs or arrangements; (v) all management, employment, executive compensation, relocation, repatriation, expatriation, termination or severance agreements, written or otherwise, (other than offer letters or employment agreements that are terminable “at-will”, without notice, severance or change in control pay or benefits, but including forms of such offer letters and employment agreements); and (vi) each other compensation or benefit plan, policy, agreement, program, arrangement or commitment, in each case, which is sponsored, maintained, administered or contributed to by the Company or any of its Subsidiaries and covers any current or former officer, director, employee, worker or other individual service provider of the Company or any of its Subsidiaries (or the spouse, beneficiary or dependent thereof), or with respect to which the Company or any of its Subsidiaries has or could have any liability (whether actual or contingent), including on account of an ERISA Affiliate.
“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, adverse claim of title, right to acquire, right of first offer, right of first refusal, option or other encumbrance or restriction of any kind or nature in respect of such asset ); provided, however, that restrictions on transfer of Equity Interests under Applicable Laws shall not constitute an “Encumbrance.”
“Environmental, Health and Safety Requirements” means all Applicable Laws concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, or the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, or remediation of any Hazardous Material or any product containing a Hazardous Material, including product content and product take-back laws, each as amended and as now in effect.
“Equity Interests” means, with respect to any Person, (a) any share of capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person, (b) any indebtedness, securities, options, warrants, call, subscription or other rights of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right to acquire any such share of capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested, (c) any stock appreciation right, phantom stock, interest in the ownership or earnings of such Person or other equity equivalent or equity-based award or right, or (d) any Indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which any Securityholder may vote.
“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer within the meaning of Section 414 of the Code or Section 4001(b)(1) of ERISA.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Excluded Long-Term Deferred Revenue” means an amount equal to $13,000,000.
“Existing Voting Agreement” means the Fifth Amended and Restated Voting Agreement of the Company, dated as of January 8, 2021, as amended, by and among the Company and the stockholders party thereto.
“Fraud” means intentional common law fraud under Delaware law committed by a Person in the making of the representations and warranties in this Agreement (as modified by the Disclosure Letters).
“Fully Diluted Common Shares” means the sum, without duplication, of (a) the aggregate number of shares of Common Stock that are issued and outstanding immediately prior to the Effective Time,

plus (b) the aggregate number of shares of Common Stock issuable upon settlement of all Company Common RSUs that are issued and outstanding immediately prior to the Effective Time.
“GAAP” means generally accepted accounting principles in the United States.
“GDPR” means the General Data Protection Regulation (EU) 2016/679.
“Government Official” means (a) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, or any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity.
“Governmental Entity” means any supranational, national, state, provincial, municipal, local, tribal or foreign governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Person, and any court or other tribunal), or Person to whom a Governmental Entity has assigned or delegated any authority or oversight responsibilities, or any department, agency, or instrumentality thereof, any court, tribunal, arbitrator, mediator, administrative agency, commission or other Government Official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, Taxing or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).
“Governmental Grant” means any grant, funding, loan, incentive, subsidy or other economic benefit provided, applied for or made available by or on behalf of or under the authority of any Governmental Entity.
“Hazardous Material” means any material, chemical, substance, emission or waste that has been designated under Environmental, Health and Safety Requirements as toxic, hazardous, radioactive, a pollutant or contaminant or otherwise a danger to human, health or safety.
“Incidental License” means any non-exclusive license entered into in the ordinary course of business that is not material to the applicable business and merely incidental to the transaction contemplated in such license, the commercial purpose of which is primarily for something other than such license, such as: (a) sales or marketing or similar Contract that includes a license to use Trademarks for the purposes of promoting the goods or services of the Company; (b) vendor Contract that includes permission for the vendor to identify the Company as a customer of the vendor; (c) Contract to purchase or lease equipment or materials, such as a photocopier, computer, or mobile phone that also contains a license of Intellectual Property Rights; or (d) license for the use of Software that is preconfigured, preinstalled, or embedded on hardware or other equipment.
“Indebtedness” of any Person means, without duplication: (a) all liabilities of such Person for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable shares of capital stock or securities convertible into shares of capital stock, (b) all liabilities of such Person for the deferred purchase price of property or services, which are required to be classified and accounted for under GAAP as liabilities, (c) all liabilities of such Person in respect of any lease of (or other arrangement conveying the right to use)  personal property which are, and to the extent, required to be classified and accounted for under GAAP as capital leases, (d) all liabilities of such Person for the reimbursement of any obligor on any drawn letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (a), (b), (c) or above to the extent of the obligation secured, (e) all guarantees by such Person of any liabilities of a third party of a nature similar to the types of liabilities described in clauses (a), (b), (c) or above, to the extent of the obligation guaranteed, (f) all unpaid employment and payroll Taxes deferred by the Company in connection with the CARES Act, (g) all interest, fees, change of control payments, prepayment premiums and other expenses owed with respect to the indebtedness referred to in clauses (a) through (d) above, (h) fifty percent (50%) of the accrued bonuses for (1) the 2H 2021 Management Incentive Plan bonus and (2) the annual bonuses for employees in Portugal at Closing, (i) all retention (including bonuses) and severance agreements entered into between the Agreement Date and prior to Closing, and (j) all accrued severance. Notwithstanding the foregoing, Indebtedness of the Company shall not include any (x) unpaid Transaction Expenses, (y) short or long term deferred revenue or (z) except as provided above, Taxes.
“Indemnifiable Transaction Expenses” means any Liabilities for Transaction Expenses not paid prior to the Closing, not set forth on the Closing Financial Certificate and taken into account when calculating the Aggregate Consideration. All Indemnifiable Transaction Expenses shall constitute “Losses” for purposes of Article 8.
“Indemnifying Party” means the Stockholders, RSU Holders, the Management Carve-out Recipients and holders of In-the-Money Warrants that are, in each case, Accredited Holders.
“Infringement” or “Infringe” means that a given item or activity directly or indirectly (including secondarily, contributorily, by inducement or otherwise) infringes, misappropriates, dilutes, constitutes unauthorized use of, or otherwise violates the Intellectual Property Rights, or any rights of publicity, privacy or other rights to use the name, likeness, image, photograph, voice, identity or Personal Data, of any Person.
“Intellectual Property” means (a) Intellectual Property Rights and (b) Technology.
“Intellectual Property Rights” means, all intellectual or industrial property rights, which may exist or be created under the Laws of any jurisdiction in the world, including any (a) registered and unregistered trademarks, service marks, logos, Internet domain names, trade dress and trade names, registrations and applications for registration of the foregoing, and the goodwill associated therewith (“Trademarks”), (b) patents and patent applications, including reissues, divisions, continuations, continuations-in-part, renewals, extensions and reexaminations of any of the foregoing (“Patents”), (c) confidential and proprietary information, including rights relating to know-how or trade secrets, including methods, models, techniques and inventions (whether patentable or unpatentable) (“Trade Secrets”), (d) registered or unregistered copyrightable works, copyrights, and registrations and applications for registration of the foregoing, (e) rights in data, data compilations and databases, and (f) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses (a) through (f) above.
“In-the-Money Warrants” means Warrants that are issued and outstanding immediately prior to the Effective Time for which the Per Common Share Consideration or Per Series A Prime Preferred Share Consideration, as applicable, exceeds the applicable exercise price.
“Key Employees” means each of Aaron Evans, Ronald Calixto, Martin Ianni and David Donatelli, collectively.
“knowledge” means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter assuming reasonable inquiry of (a) an individual, if used in reference to an individual, (b) with respect to the Company and its Subsidiaries, Brian Day, Robert Scudiere, John Milton and Ed Durkin and (c) with respect to Parent, David Sipes, Samuel Wilson and Matthew Zinn; provided, that any individual set forth in clause (b) or (c) of this definition will be deemed to have knowledge “after reasonable inquiry” regarding a particular fact, circumstance, event or other matter if and to the extent (i) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails) sent to or by such individual, or (ii) such knowledge could be obtained from reasonable inquiry of such individual’s direct reports.
“Legal Proceeding” means any private or governmental action, inquiry, claim, proceeding, suit, complaint, hearing, litigation, audit, investigation or dispute, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom, in each case by or before any Governmental Entity or arbitrator.
“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.
“Losses” means any loss, damage, injury, liability, settlement, judgment, award, fine, assessments, penalty, fee (including reasonable attorneys’ fees), charge and reasonable cost (including costs of investigation, reasonable third party expert and consultant fees and expenses); provided, however, that under no circumstances will any party to this Agreement by liable to any other party for any punitive, special, incidental or consequential damages except to the extent such damages are actually awarded to a third-party.
“Management Carveout Plan” shall mean the Company’s Amended and Restated Change in Control Carveout Bonus Agreement.
“Management Carveout Recipients” shall mean those individuals set forth on Exhibit M.
“Material Adverse Effect” with respect to any Person means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations, warranties, covenants, agreements or obligations of such Person herein, (a) is, or would reasonably be likely to be or become, materially adverse in relation to the financial condition, assets (including intangible assets), Liabilities, business, operations or results of operations of such entity and its Subsidiaries, taken as a whole, or (b) materially and adversely affects, or is reasonably likely to materially and adversely affect, such Person’s ability to consummate the Transactions in accordance with this Agreement and Applicable Law, except in the case of clause (a) above for any such Effect to the extent it results from (i) any natural disaster or act of God, any act of terrorism, war or other hostilities, any regional, national or international calamity, the COVID-19 pandemic or any other similar event; (ii) changes in any Applicable Law or GAAP; (iii) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally; (iv) conditions (or changes in such conditions) in the industries in which the Company conducts its business; (v) the announcement, execution or delivery of the Agreement or the pendency or consummation of the Merger, including any disruption in (or loss of) customer, supplier, service provider, partner or similar relationships or any loss of employees; (vi) any action taken by the Company or its Subsidiaries at Parent’s direction, (vii) any action referred to in Section 4.2 taken by the Company with Parent’s prior written consent, (viii) the failure to take any action referred to in Section 4.2 that was not taken by the Company because Parent withheld its consent; (ix) the failure of the Company to meet internal expectations or projections; or (x) any adverse effect resulting directly or indirectly from any breach by Parent or Merger Sub of any provision of this Agreement or the taking of any other action by Parent or Merger Sub provided, that in the case of subsections (i)-(iv), that such Effects do not, individually or in the aggregate, have a materially disproportionate adverse impact on the applicable Person and its

Subsidiaries (if any), taken as whole, relative to other Persons in the industries or markets in which such Person or any of its Subsidiaries (if any) operate.
“Non-Accredited Holders” means (a) with respect to any time before the Closing, collectively, the holders of record of shares of Capital Stock outstanding as of such time and (b) with respect to any time at or after the Closing, collectively, the holders of record of shares of Capital Stock outstanding as of immediately prior to the Effective Time, in each case, who are not Accredited Holders.
“Non-Tax Fundamental Representations” means the Fundamental Representations, other than Section 2.11 (Taxes).
“Non-U.S. Plan” means an Employee Plan that is subject to the laws of a jurisdiction other than the U.S. (whether or not U.S. law also applies).
“Open Source Materials” means Software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), GNU Affero General Public License (AGPL), Server Side Public License (SSPL), Redis Source Available License Agreement, any license that includes the Commons Clause, any “sharealike” Creative Commons licenses (such as CC-BY-SA 4.0), European Union Public License (EUPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).
“Optionholders” means the holders of record of Options.
“Options” means options to purchase shares of Capital Stock granted pursuant to one of the Company Equity Plans.
“Order” means any order, judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order of any Governmental Entity or arbitrator.
“Parent Advisory Expenses” means any fees, costs expenses, payments and expenditures incurred or required to be paid by Parent in connection with indemnifiable matters pursuant to the Tax Indemnity Holdback.
“Parent Capital Stock” means the Parent Capital Stock and Parent Preferred Stock.
“Parent Common Stock” means the Common Stock, par value $0.001 per share, of Parent.
“Parent Convertible Senior Notes” means the 0.50% convertible senior notes due 2024 issued under that certain Indenture, dated as of February 19, 2019, by and among Parent and certain other parties.
“Parent Equity Awards” means the Parent Options, Parent RSUs and Parent PSUs.
“Parent Equity Plans” means, collectively, the 2006 Stock Plan, the 2012 Equity Incentive Plan, the 2013 New Employee Inducement Incentive Plan and the 2017 New Employee Inducement Incentive Plan.
“Parent Options” means options to purchase shares of Common Stock granted pursuant to one of the Parent Equity Plans.
“Parent Preferred Stock” means the Preferred Stock, par value $0.001 per share, of Parent.

“Parent Stock Price” means $21.67.
“Per Common Share Consideration” means the quotient of (a) the sum of (i) the Aggregate Consideration, minus (ii) the Aggregate Series A Prime Preferred Consideration, minus (iii) the Aggregate Preferred Exchanged Securities Consideration, divided by (b) the Fully Diluted Common Shares, which amount shall be set forth in the Spreadsheet.
“Per Series A Prime Preferred Share Consideration” means, with respect to each Series A Prime Preferred Share, an amount equal to $0.577008, which amount shall be set forth in the Spreadsheet.
“Permitted Encumbrances” means: (a) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (b) encumbrances that do not materially impair the ownership or use of or do not materially detract from the value of the assets to which they relate, (c)  statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements arising in the ordinary course of business for sums not yet due and payable or which are being contested in good faith, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, in each case for amounts not yet due and payable, (f) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods, (g) easements, reservations, rights-of-way, restrictions, minor defects or irregularities in title and other similar liens of public record affecting real property not materially detracting from the value of or interfering in any material respect with the current use, or ordinary conduct of the business of the Company and its Subsidiaries, (h) liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of setoff or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; (i) liens in favor of other financial institutions arising in connection with the Company’s or its Subsidiaries’ deposit accounts or securities accounts held at such institutions to secure customary fees, charges, and the like and (j) non-exclusive licenses of Intellectual Property granted in the ordinary course of business. “Person” means any individual, company, corporation (including non-profit corporation), limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, enterprise, association, business organization or Governmental Entity.
“Personal Data” means (a) an individual’s name, street address, telephone number, e-mail address, photograph, Social Security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers (including video or photographic images, fingerprints and voice biometric data relating to individuals), health-related information or data, or any other piece of information that allows the location of, identification of, or contact with an individual, (b) any other information defined as “personal data”, “personally identifiable information”, “individually identifiable health information,” “protected health information,” “personal information” or a similar term under any Applicable Law (for clarity, including any pseudonymized, purportedly deidentified, anonymized and aggregate data, any information capable of identifying a household or specific device, and any information reconstitutable or re-identifiable), and (c) any information that is associated, directly or indirectly (by, for example, records linked via unique keys), with any of the foregoing.
“Personal Data Breach” means a breach of security leading to the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to, Personal Data.
“Post-Closing Tax Period” means any Taxable period beginning after the Closing Date and the portion of any Straddle Tax Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Taxable period ending on or prior to the Closing Date and the portion of any Straddle Tax Period ending on the Closing Date.
“Pre-Closing Taxes” means, without duplication, any and all Liabilities for (a) Taxes of the Company or any of its Subsidiaries, or which the Company or any of its Subsidiaries is liable to pay, with respect to a Pre-Closing Tax Period (including any Taxes imposed with respect to a Straddle Tax Period that are allocated to a Pre-Closing Tax Period in accordance with Section 5.14(h)); (b) Taxes of the Company or any of its Subsidiaries deferred under any COVID-19 Law; (c) Taxes of any Person imposed on the Company or any of its Subsidiaries (i) as a result of being a member of an affiliated, consolidated, controlled, fiscal, combined or unitary group prior to the Closing Date, (ii) as a transferee or successor of another entity prior to the Closing Date, or (iii) by Contract (other than a Contract entered into in the ordinary course of business the primary purpose of which does not relate to Taxes); and (d) the Securityholders’ portion of any Transfer Taxes set forth in Section 5.14; provided, however, that Pre-Closing Taxes shall not include (i) any Taxes resulting from an election under Sections 336 or 338 of the Code (or comparable provisions of state, local or foreign Tax law) with respect to the transactions set forth in this Agreement; (ii) any Taxes resulting from any transactions occurring on the Closing Date after the Closing outside the ordinary course of business of the Company and its Subsidiaries and (iii) any Transfer Taxes for which Buyer is liable pursuant to Section 6.8(d).
“Preferred Stock” means the Series A Prime Preferred Stock.
“Privacy Laws” means all Applicable Laws, and self-regulatory principles (to the extent legally binding) applicable to the security, protection or Processing of Private Data, which may include (without limitation), to the extent applicable to the Company or its Subsidiaries, the GDPR, the GDPR as transposed into the national laws of the UK, the UK Data Protection Act 2018, the Privacy and Electronic Communications (EC Directive) Regulations 2003, those relating to international data transfers, Section 5(a) of the Federal Trade Commission Act, Payment Card Industry Data Security Standard, direct marketing, emails, text messages or telemarketing, and including any predecessor, successor or implementing legislation in respect of the foregoing, and any amendments or re-enactments of the foregoing.
“Privacy Policies” means, collectively, any and all privacy policies (internal or publicly available) and public representations relating to the Processing and protection of Private Data or other Company Data Processed by the Company or any of its Subsidiaries.
“Private Data” means Behavioral Data and Personal Data.
“Process” or “Processing” means, with respect to data, the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, combination, restriction, erasure or destruction of such data, or any other operation or set of operations that is performed on Private Data as defined under applicable Privacy Laws.
“Pro Rata Share” means, with respect to each Indemnifying Party, the portion of the Aggregate Consideration and Management Carveout Plan proceeds allocated to such Indemnifying Party pursuant to the terms of this Agreement, relative to the Aggregate Consideration and Management Carveout Plan proceeds allocated to all Indemnifying Parties, expressed as a percentage rounded to four decimal places. For purposes of this definition, each share of Parent Common Stock shall be valued at the Parent Stock Price.
“Release” means a legally enforceable separation agreement containing a general waiver and release of claims, in a form reasonably satisfactory to Parent.

“Representatives” means, with respect to a Person, such Person’s officers, directors, members, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.
“Required Stockholders” means the affirmative vote of the holders who constitute at least a majority of the voting power of the outstanding shares of Series A Prime Preferred Stock, voting or consenting together as a single class on an as-converted basis, including three (3) of (a) Bessemer Venture Partners VIII LP and its affiliated funds, (b) Summit Partners Growth Equity Fund VIII-A, L.P. and its affiliated funds, (c) TCV VIII, L.P. and its affiliated funds and (d) Crestline Opportunity IV Master Fund I, L.P. and its affiliated funds.
“Required Stockholder Approval” means the affirmative vote of the holders who constitute at least (i) a majority of the outstanding shares of Series A Prime Preferred Stock, including three (3) of (a) Bessemer Venture Partners VIII LP and its affiliated funds, (b) Summit Partners Growth Equity Fund VIII-A, L.P. and its affiliated funds, (c) TCV VIII, L.P. and its affiliated funds and (d) Crestline Opportunity IV Master Fund I, L.P. and its affiliated funds (voting together as a single class), and (ii) a majority of the outstanding shares of Capital Stock (voting together as a single class on an as-converted to Common Stock basis).
“Restricted Activity” means any (i) investment in the Company (for the avoidance of doubt, excluding any borrowing in the normal course of the Company’s business operations under the Company’s corporate credit facilities), (ii) other issuance by the Company (whether by way of sale or otherwise) of equity interests of the Company (other than the granting, exercise or payout of employee incentive awards in the ordinary course of business unrelated to the Transactions), (iii) disposition (whether by way of sale, offer, transfer or otherwise) or encumbrance of all, or part of, the business or assets of the Company other than dispositions or encumbrances in the normal course of the Company’s business operations, or (iv) any material changes to the Company’s lines of business or product offerings.
“RSU Holders” means the holders of Company RSUs.
“Scraped Dataset” means Training Data that was collected or generated using web scraping, web crawling, or web harvesting Software or any Software, service, tool or other Technology that turns the unstructured data found on the web into machine readable, structured data.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Securityholders” means the Stockholders, Warrantholders, Optionholders and RSU Holders, collectively.
“Seller Agent Expense Amount” means an amount of cash equal to $250,000, unless otherwise determined by the Seller Agent prior to Closing.
“Seller Agent Expense Fund” means the Seller Agent Expense Amount deposited with the Seller Agent.
“Series A Prime Preferred Exchange Ratio” means the quotient of (i) the Per Series A Prime Preferred Share Consideration divided by (ii) the Parent Stock Price, which amount shall be set forth in the Spreadsheet.
“Series A Prime Preferred Stock” means the Series A Prime Preferred Stock of the Company, par value $0.0001 per share.

“Series A Prime Preferred Warrants” means warrants to subscribe for, purchase or otherwise acquire shares of Series A Prime Preferred Stock.
“Software” means any and all computer programs and other software in any form or format, including firmware, middleware, software implementations of algorithms, models and methodologies, whether in source code, object code or other form, including libraries, frameworks, software development kits, application programming interfaces (APIs), subroutines, toolsets, procedures and other components thereof.
“SOX” means Sarbanes–Oxley Act of 2002, as amended.
“Standard Terms” means the standard terms of service entered into by users or customers of the Company Products (copies of which have been provided to Parent).
“Stockholders” means the Accredited Holders and Non-Accredited Holders.
“Straddle Tax Period” means any Taxable period beginning on or prior to and ending after the Closing Date.
“Subsidiary” as to a Person, means any corporation, partnership, limited liability company or other Person of which such Person, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (a) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such Person or (b) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.
“Target Working Capital” means $(8,422,000) (which, for the avoidance of doubt, is a negative number).
“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (a) any federal, state, local or foreign income, capital gains, alternative or add-on minimum, base erosion minimum, diverted profits, estimated, gross income, gross receipts, sales, use, value added, ad valorem, franchise, capital stock or other equity securities, net worth, profits, license, registration, withholding, employment, unemployment, disability, severance, occupation, social security (or similar, including FICA), payroll, workers’ compensation, transfer, financial transaction, conveyance, documentary, stamp, property (real, tangible or intangible), commercial rent, premium, environmental, windfall profits, unclaimed property and other taxes of any kind, repayments of any grants, subsidies, state aid or similar amounts received or deemed received from any Governmental Entity, any customs duties, escheat obligation, or any other fees, charges, levies, excises, duties or assessments of any kind in the nature of (or similar to) taxes, together with any interest, penalties or addition thereto, imposed under applicable Tax Law, and (b) any penalty or additions attributable thereto or attributable to any failure to comply with any requirement regarding any Tax Return.
“Tax Authority” means any Governmental Entity having jurisdiction over the assessment, determination, reporting, collection, or administration of any Taxes.
“Tax Return” means any return, information return, report, statement, report, form, voucher or schedule filed or required to be filed with respect to Taxes, together with any amendment thereof and any attachment thereto.
“Tax Sharing Agreement” means any Tax sharing, allocation or indemnification or similar agreement, provision or arrangement, other than pursuant to any ordinary-course commercial contract the primary purpose of which does not relate to Taxes and that is germane to the subject matter of such contract.
“Transfer Taxes” means any and all transfer, documentary, stamp, stamp duty, registration, recording and other similar Taxes (including any penalties, interest and additions thereto) incurred or imposed in respect of the Transactions.
“Technology” means any and all of the following: works of authorship, Software, assemblers, applets, compilers, user interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as Trade Secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing in any form and embodied in any media.
“Training Data” means training data, validation data, and test data or databases used to train or improve an algorithm or AI Technology.
“Transaction Deductions” means, without duplication and regardless of by whom paid, the aggregate amount of Tax deductions, to the extent deductible by the Company at a “more likely than not” (or higher) confidence level (though no formal tax opinion shall be required) in the Pre-Closing Tax Period for income Tax purposes under applicable Tax law, attributable to the following items: (a) any and all compensation which becomes payable by the Company as a result of, based upon or in connection with the consummation of the Transactions (either alone or in connection with any other event, whether contingent or otherwise, and including payments in respect of Company Equity Awards); (b) payment of Transaction Expenses; (c) payment of Indebtedness in connection with the Closing; and (d) other expenses, liabilities or payments of the Company economically borne by the Securityholders (including being taken into account in determining Target Working Capital.
“Transaction Documents” means the Confidentiality Agreement, the Exchange Agreement, the Certificate of Merger, the Registration Rights Agreement, the Accredited Investor Questionnaires, the Stockholder Written Consent, the Offer Letters, the Key Employee Agreements, the Waivers, the Releases, the Parachute Payment Waivers and all other agreements and certificates entered into in connection with the Transactions.
“Transaction Expenses” means all unpaid third-party fees, costs, expenses, payments and expenditures incurred or required to be paid by the Company at or prior to the Closing in connection with the Transactions whether or not, billed or accrued prior to the Closing, including (a) the amount of fees, costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons, (b) Transaction Payroll Taxes, (c) all premiums and other amounts payable to obtain the Tail Insurance Coverage, (d) fifty percent (50%) the fees, costs and expenses payable to the Exchange Agent and the Paying Agent in connection with the Transactions, (e) all Change in Control Payments, (f) fifty percent (50%) of the fees owed pursuant to the HSR Act or any other Antitrust Law, (g) all amounts owed to the Board of Directors of the Company, and (h) any such fees, costs, expenses, payments, and expenditures incurred by Securityholders and/or Key Employees the Company agrees prior to Closing, in writing to pay for.
“Transaction Payroll Taxes” means any employment, payroll or similar Taxes with respect to any Change in Control Payments, bonuses, option cashouts or other compensatory payments in connection with the Transactions, whether payable by Parent, the Company or any of their Affiliates.

For the avoidance of doubt, “Transaction Payroll Taxes” do not include Taxes, which are the responsibility of the employee and which are typically withheld from employee wages.
“Waiver” means a legally enforceable waiver by the Employee or Contractor of his or her right to claim that the Transactions triggers any existing “good reason” or similar triggers in any Employee Plan applicable to the Employee or Contractor and all Change in Control Payments applicable to the Employee or Contractor, in a form satisfactory to Parent.
“Warrants” means the Common Warrants and the Series A Prime Preferred Warrants.
“Working Capital Adjustment” means (a) the total current assets (excluding cash and cash equivalents) of the Company and its Subsidiaries as of immediately prior to the Closing (as defined by and determined in accordance with GAAP as applied in the Balance Sheet) minus (b) the total current liabilities of the Company and its Subsidiaries as of immediately prior to the Closing (as defined by and determined in accordance with GAAP as applied in the Balance Sheet) minus (c) the Target Working Capital; provided, that if such number is within the Working Capital Range, the Working Capital Adjustment shall be deemed to be zero (0). For purposes of calculating the Working Capital Adjustment, the Company’s total current liabilities shall (i) include, without double counting, all liabilities for Taxes (excluding income taxes) of the Company or any of its Subsidiaries for periods, or partial periods, on or after January 1, 2021, other than Transaction Payroll Taxes, first due after the Closing, calculated in accordance with the Company’s past practices, and accrued through the Closing Date, and (ii) exclude all Liabilities for (A) the amount of Change in Control Payments as set forth in the Closing Financial Certificate, (B) the amount of Closing Indebtedness as set forth in the Closing Financial Certificate, (C) the amount of unpaid Transaction Expenses as set forth in the Closing Financial Certificate, (D) long term deferred revenue, and (E) amounts accrued for obligations in connection with the contract set forth on Schedule 5.21 of the Company Disclosure Letter (excluding any products that the Company and its Subsidiaries may have in possession as of the Agreement Date), and (ii) exclude any amounts in connection with the Special Indemnity Taxes and sales and use Tax matters pursuant to Section 8.3(e). For the avoidance of doubt, the Working Capital Adjustment may be a negative number. The Working Capital Adjustment shall be prepared in a manner consistent with the illustrative calculation (the “Working Capital Adjustment Illustration” attached hereto as Exhibit L. In connection with the calculations of net working capital, for any outstanding customer credit balance included in accounts receivable relate to erroneous customer overpayments, no amounts may be written off between the Agreement Date and Closing, unless a corresponding cash payment is made to the respective customer. For the avoidance of doubt, any adjusting entry or clean-up entry recorded related to customer credit balances (related to erroneous customer overpayments requiring refunds or subject to escheat payments) in accounts receivable may not have an impact to net working capital balances unless such entries are fully offset by a cash payment to a customer.
“Working Capital Range” shall mean $(7,159,000) to $(9,264,000) (which, for the avoidance of doubt, are negative numbers).

DEFINED TERMS INDEX

280G Stockholder Approval    77
Accounting Firm    14
Adjustment Statement    13
Agreement    1
Agreement Date    1
Author    28
Authorizations    25
Balance Sheet    22
Balance Sheet Date    22
Board of Directors    1
Board Resolutions    1
Buyer Balance Sheet Date    57
CBA    44
Certificate of Merger    2
Claim Notice    90
Claim Objection Notice    91
Claims Period    89
Closing    2
Closing Company RSU Consideration    3
Closing Date    2
COBRA    41
Company    1
Company Software    32
Confidential Information    29
Confidentiality Agreement    67
D&O Indemnification Provisions    77
D&O Indemnitees    77
Designated Employee Plan    72
DGCL    1
Disclosure Letter    16
Disclosure Letters    53
Disputed Matters    14
Dissenting Shares    8
Effective Time    2
ERISA    6
Export Approvals    51
Facilities    25
Final Closing Cash    13
Final Closing Indebtedness    13
Final Unpaid Transaction Expenses    13
Final Working Capital Adjustment    13
Financial Statements    22
Financing    76
Fundamental Representation Claims    89
Fundamental Representations    89
Government Contract    49
ICT Infrastructure    32
Inbound Licenses    30
Indemnified Parties    85
Indemnified Party    85
Information Statement    78
Key Employee Agreements    1
Leases    26
Letter of Transmittal    10
Licensed Data    35
Loan Repayment Amount    13
Majority Indemnifying Parties    93
Material Contract    46
Merger    1
Merger Sub    1
Non-Competition Agreement    1
Notice of Disagreement    14
Offer Letter    1
Organizational Documents    16
Outbound Licenses    30
Parachute Payment Waiver    4
Parent    1
Parent Balance Sheet    56
Parent Contact Person    58
Parent Disclosure Letter    53
Parent SEC Documents    55
Paying Agent    9
Payment Fund    9
Payoff Letter    76
Payor    12
Personal Data Breach    13
Post-Signing Severance Obligations    72
Privacy Commitments    33
Reserve Amount    85
Resolution Period    14
Section 280G Payments    77
Seller Agent    1
Seller Agent Expenses    93
Spreadsheet    69
Spreadsheet Certificate    3
Stock Certificates    10
Stockholder Letter of Transmittal    10
Surviving Corporation    2
Tail Insurance Coverage    77
Tax Indemnity Holdback Release Date    84
Tax Indemnity Holdback Shares    83
Tax Matter    73
Third-Party Claim    91
Transaction Indemnity Holdback    83
Transaction Indemnity Holdback Release Date    84
Transactions    1
Unvested Shares    17
VAT    40
WARN Act    44
Warrant Waiver    7
    A-17

259477719 v12

Warrantholder Letter of Transmittal    10